As filed with the Securities and Exchange Commission on February 21, 2002
                  Registration No. 333-__________
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549
                      ______________________
                             FORM S-1
                               under
                    THE SECURITIES ACT OF 1933
                            BICO, INC.
      (Exact name of registrant as specified in its charter)

 Pennsylvania                         3841                   25-1229323
(State or other jurisdiction (Primary Standard Industrial (I.R.S. Employer
  of incorporation or         Classification Code Number)  Identification
   organization)                                             Number)

                2275 Swallow Hill Road, Bldg. 2500
           Pittsburgh, Pennsylvania 15220 (412) 429-0673
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices and principal
                        place of business)
            ___________________________________________
              Fred E. Cooper, Chief Executive Officer
                            BICO, Inc.
  2275 Swallow Hill Road, Building 2500, Pittsburgh, Pennsylvania 15220
                          (412) 429-0673
     (Name, address, including zip code, and telephone number,
            including area code, of agent for service)
            ___________________________________________
                             Copy to:
                     Sweeney & Associates P.C.
         7300 Penn Avenue, Pittsburgh, Pennsylvania 15208
                          (412) 731-1000
       _____________________________________________________
 Approximate date of commencement of proposed sale to the public:
   As soon as possible after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. [X]

                  CALCULATION OF REGISTRATION FEE

Title of Each        Amount to        Proposed      Proposed    Amount of
Class of             be               Maximum       Maximum     Registration
Securities to be     Registered       Offering      Aggregate   Fee
Registered                            Price Per     Offering
                                      Share         Price
Common Stock
issuable upon
the Conversion
of Preferred         350,000,000(1)   $0.02(2)     $ 7,000,000  $ 644.00
Stock, Series G(1)

Common Stock
issuable upon
the Conversion        62,500,000(1)   $0.02(2)     $ 1,250,000  $ 115.00
Of Preferred
Stock, Series H(1)

Common Stock
issuable upon
the Conversion       137,500,000(1)   $0.02(2)     $ 2,750,000  $ 253.00
of Preferred
Stock, Series I(1)

Common Stock
issuable upon
the Conversion        40,000,000(1)   $0.02(2)     $   800,000  $  73.60
of Preferred
Stock, Series J(1)

Common Stock
issuable upon
the Conversion       660,000,000(1)   $0.02(2)     $13,200,000  $1,214,40
of Preferred
Stock, Series K(1)

Total Common Stock 1,250,000,000

Total Registration Fee                                          $2,300.00(3)


(1)These shares are registered on behalf of selling stockholders.
(2) Estimated SOLELY for purposes of calculating the registration fee pursuant to Rule 457(c) of the Securities Act of 1933, as amended, and based on the average of the high and low sales prices of the common stock of Registrant on the electronic bulletin board on February 19, 2002

(3) A filing fee of $2,300 for these shares was paid on February 21, 2002

                       _____________________

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission acting pursuant to
Section 8(a) may determine.


     The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission acting pursuant to
Section 8(a) may determine.

                      _____________________


     Information contained herein is subject to completion or
amendment.  A registration statement    relating to these
securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.




                       [INSIDE FRONT COVER]


SUBJECT TO COMPLETION

  PRELIMINARY PROSPECTUS SUBJECT TO COMPLETION DATED February 21, 2002

                      PRELIMINARY PROSPECTUS
                       1,250,000,000 shares

                            BICO, INC.
                           Common Stock

     This prospectus is for an offering of shares of BICO, Inc.
common stock on behalf of certain selling stockholders.   Some of
these selling stockholders bought preferred stock from us that are convertible into common stock. We are registering that common stock for sale on behalf of those preferred stockholders under this prospectus. Of the total shares registered, the following are being registered for each class of preferred stock:

      350 million shares issuable on conversion of our Series G preferred stock

     62.5 million shares issuable on conversion of our Series H preferred stock

    137.5 million shares issuable on conversion of our Series I preferred stock

       40 million shares issuable on conversion of our Series J preferred stock

      660 million shares issuable on conversion of our Series K preferred stock

     We estimated the number of shares we'll need to cover the conversions of our preferred stock depending on our stock price at the time of conversion, we may need to issue fewer shares or more shares. You should review the Selling Stockholders and Plan of Distribution sections for more information.

     Our common stock trades on the electronic bulletin board under the trading symbol "BIKO".

     We will not receive any of the money from selling the 1.25 billion shares of stock we are offering on behalf of the selling stockholders. They will receive the proceeds from any sales. We will receive money when we issue our Series K preferred stock after this registration statement is declared effective. We will use that money to continue our operations, including funding our projects and executive salaries. You need to review our Use of Proceeds section beginning on page 14 before you decide whether to buy our common stock.

     OUR BUSINESS INVOLVES SIGNIFICANT RISKS.  YOU NEED TO REVIEW
THESE RISKS BEFORE YOU CONSIDER BUYING OUR COMMON STOCK.  THESE
RISKS ARE DESCRIBED UNDER THE CAPTION "RISK FACTORS" BEGINNING ON
PAGE 5.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. If anyone tells you otherwise, it's a criminal offense.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS
PROSPECTUS.  WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH
INFORMATION THAT IS DIFFERENT.  WE ARE OFFERING TO SELL AND
SEEKING OFFERS TO BUY SHARES OF OUR COMMON STOCK ONLY IN
JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED.  THE
INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF
THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF OUR COMMON STOCK.

  THE INFORMATION IN THIS PROSPECTUS ISN'T COMPLETE. IT MIGHT CHANGE. WE'RE NOT ALLOWED TO SELL THE COMMON STOCK OFFERED BY THIS PROSPECTUS UNTIL THE REGISTRATION STATEMENT WE HAVE FILED WITH THE SEC BECOMES EFFECTIVE. THIS PROSPECTUS ISN'T AN OFFER TO SELL OUR COMMON STOCK, AND WE ARE NOT SOLICITING OFFERS TO BUY OUR COMMON STOCK IN ANY STATE WHERE THE OFFER OR SALE IS NOT ALLOWED.

                       FEBRUARY 21, 2002
                       PROSPECTUS SUMMARY

THE FOLLOWING SECTION IS ONLY A SUMMARY. YOU SHOULD CAREFULLY READ THE MORE DETAILED INFORMATION CONTAINED IN THIS PROSPECTUS, INCLUDING OUR FINANCIAL INFORMATION. OUR BUSINESS INVOLVES SIGNIFICANT RISKS - READ MORE ABOUT THEM IN THE SECTION CAPTIONED RISK FACTORS WHICH BEGINS ON PAGE 5

ABOUT BICO

     BICO, Inc. was incorporated in the Commonwealth of
Pennsylvania in 1972 as Coratomic, Inc.   Our manufacturing,
research & development operations are located at 625 Kolter Drive in Indiana, Pennsylvania, 15701, and our administrative offices are located at 2275 Swallow Hill Road, Pittsburgh, Pennsylvania, 15220.

     Our primary business is the development of new devices, which include models of a noninvasive glucose sensor, procedures relating to the use of regional extracorporeal hyperthermia in the treatment of cancer, and environmental products, which help to clean up oil spills. Our noninvasive glucose sensor helps diabetics measure their glucose without pricking their fingers or having to draw blood. Regional extracorporeal hyperthermia is a system that circulates fluid in a specific area of the body after the fluid has been heated outside the body. The circulated fluid's higher temperature helps treat certain diseases by inducing an artificial fever that kills targeted cells. In 2001, we acquired the marketing rights to a rapid HIV test that can be used outside the laboratory to provide accurate and fast results.

     We have several subsidiaries that specialize in those different projects. Diasense, Inc. manages the noninvasive glucose sensor project. ViaCirq, Inc. handles the hyperthermia
project, a technology called the ThermoChem System.    Petrol
Rem, Inc. handles our environmental products PRP, BIOSOK and BIOBOOM that help clean up oil spills and other pollutants in water. Our Biocontrol Technology division focuses on our biomedical projects and on contract manufacturing. Our Rapid HIV Detection Corp. subsidiary markets the family of rapid HIV tests.

RISK FACTORS

     If you invest in our stock, you will be placing your money at a significant risk. Our projects are in the research and development phase, and none of our current products has produced any significant revenue to date. You should not invest money you are not prepared to lose - and you should carefully review the section captioned Risk Factors that begins on page 5 before you decide whether to invest in our stock.

THE OFFERING

Common stock to be issued upon conversion of
 our Series G preferred stock                     350 million shares

Common stock to be issued upon conversion of
 our Series H preferred stock                    62.5 million shares

Common stock to be issued upon conversion of
 our Series I preferred stock                   137.5 million shares

Common stock to be issued upon conversion of
 our Series J preferred stock                      40 million shares

Common stock to be issued upon conversion of
  our Series K preferred stock                    660 million shares

Common stock outstanding after this offering,
  if all shares are sold                          3.7 billion shares

Our Trading Symbol                                BIKO - we currently
                                                  trade on the electronic
                                                  bulletin board


The common stock outstanding after this offering, if all shares are sold, is based upon the number of shares we had outstanding as of December 31, 2001, which was 2,450,631,119.

OUR PREFERRED STOCK

     We have five classes of convertible preferred stock. We've already sold and issued our Series G, H, I and J preferred stock. In February 2002, we received and accepted a commitment to purchase $25 million of our Series K preferred stock, contingent on this registration statement being declared effective by the SEC. This means that we've already received funds totaling $6.64 million from selling our preferred stock, and that we will receive more money by delivering our Series K preferred stock later.

     All of our preferred stock is convertible at a price that is based on a discount to market price and none of our preferred stock has any minimum conversion price. This means that the lower our stock price is, the lower the conversion price will be, and the more common stock we will have to issue. You should review our Selling Stockholders and Plan of Distribution sections, as well as our Risk Factors, for more detailed information.

SUMMARY CONSOLIDATED FINANCIAL DATA


    FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001  (UNAUDITED) AND
                THE YEAR ENDED DECEMBER 31, 2000



                                 9/30/2001         12/31/00

        Total Assets           $20,409,788       $21,930,070

        Long-Term
        Obligations            $ 2,146,931       $ 2,211,537

        Working Capital       ($ 7,824,187)      $   754,368
        (Deficit)

        Preferred Stock        $         0       $         0

        Net Sales              $ 2,869,611       $   340,327

        TOTAL REVENUES         $ 2,879,108       $   345,874

        Warrant Extensions     $         0       $ 5,233,529

        Benefit (Provision)    $         0       $         0
         for Income Taxes

        Net Loss              ($25,581,120)     ($42,546,303)

        Net Loss Per
        Common Share
             Basic                  ($.015)            ($.04)
             Diluted                ($.015)            ($.04)

        Cash Dividends
        Per Share:
             Preferred                 $0                $0
             Common                    $0                $0

        Constructive
        Dividend per                   $0                $0
        Preferred Share


                         FOR THE YEARS ENDED DECEMBER 31st

                   2000         1999          1998         1997       1996
Total Assets   $21,930,070  $15,685,836  $  9,835,569 $ 12,981,300  $14,543,991

Long-Term
Obligations    $ 2,211,537  $ 1,338,387  $  1,412,880 $  2,697,099  $ 2,669,727

Working
Capital        $   754,368  $ 4,592,935 ($  9,899,008)$    888,082  $ 1,785,576
(Deficit)

Preferred      $         0  $   720,000  $          0 $          0  $         0
Stock

Net Sales      $   340,327  $   112,354  $  1,145,968 $  1,155,907  $   597,592

TOTAL          $   345,874  $   165,251  $  1,196,180 $  1,260,157  $   600,249
REVENUES

Warrant        $ 5,233,529  $ 4,669,483  $          0 $  4,046,875  $ 9,175,375
Extensions

Benefit
(Provision)    $         0  $         0  $          0 $          0  $         0
for
Income Taxes

Net Loss      ($42,546,303)($38,072,578)($22,402,644)($30,433,177) ($24,045,702)

Net Loss Per
Common Share
     Basic           ($.04)       ($.05)       ($.08)        ($.43)       ($.57)
     Diluted         ($.04)       ($.05)       ($.08)        ($.43)       ($.57)

Cash
Dividends Per
Share:
                        $0           $0           $0            $0           $0
Preferred
     Common             $0           $0           $0            $0           $0

For more detailed information, you should review our financial statements and notes that are included in this prospectus. You can also get copies of our Form 10-K for the year ended December 31, 2000, and our Form 10-Q for the quarter ended September 30, 2001, as well as our other filings, all of which are available at www.sec.gov or from us at the address listed in the section of this prospectus captioned "Where You Can Get More Information".

                          RISK FACTORS

     YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED IN THIS SECTION BEFORE MAKING THE DECISION TO INVEST IN OUR STOCK. YOU SHOULD ALSO REFER TO THE OTHER INFORMATION IN THIS PROSPECTUS INCLUDING OUR FINANCIAL STATEMENTS AND THE RELATED NOTES. THE RISKS AND UNCERTAINTIES DESCRIBED BELOW ARE THOSE THAT WE CURRENTLY BELIEVE MAY MATERIALLY AFFECT OUR COMPANY. ADDITIONAL RISKS AND UNCERTAINTIES THAT WE ARE UNAWARE OF OR THAT WE CURRENTLY CONSIDER IMMATERIAL ALSO MAY BECOME IMPORTANT FACTORS THAT AFFECT US. AN INVESTMENT IN OUR STOCK IS A HIGH RISK INVESTMENT, AND YOU SHOULD BE PREPARED TO SUFFER A LOSS OF YOUR ENTIRE INVESTMENT.

     THIS PROSPECTUS ALSO CONTAINS FORWARD LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS, INCLUDING THE RISKS FACED BY US DESCRIBED BELOW AND ELSEWHERE IN THIS PROSPECTUS.
                  RISKS RELATED TO OUR BUSINESS

WE HAVE A HISTORY OF LOSSES, WE EXPECT THAT LOSSES WILL CONTINUE
TO INCREASE FOR THE FORSEEABLE FUTURE - AT LEAST THE NEXT SEVERAL
YEARS - AND OUR INDEPENDENT ACCOUNTANTS HAVE EXPRESSED
SUBSTANTIAL DOUBT ABOUT OUR ABILITY TO CONTINUE AS A GOING
CONCERN.

     We have lost money in every period since we started our current research and development projects - we had an accumulated deficit of $249.3 million as of September 30, 2001 and $223.7 million as of December 31, 2000. We plan to invest heavily to continue to develop our biomedical and environmental products and to set up manufacturing and marketing of those products. We've also made investments in other companies because we thought they would help us generate revenue - so far none have produced
revenue except for INTCO.    As a result, we expect to continue
to lose money for the foreseeable future - at least for the next several years - and we expect that the losses will continue to increase. We cannot assure you that we will ever achieve or sustain profitability or that our operating losses will not increase in the future. We have received a report from our independent accountants containing an explanatory paragraph stating that our historical losses and negative cash flows from operations raise substantial doubt about our ability to continue as a going concern.

WE HAVE A LIMITED OPERATING HISTORY, NO SIGNIFICANT REVENUES AND
LIMITED EXPERIENCE IN MARKETING THAT MAKES AN EVALUATION OF OUR
BUSINESS DIFFICULT.

     Although we have been in business for years, we have never generated any material revenue. Our revenues have increased during 2001, but not enough to make any significant difference. The majority of our activities have been related to the research and development of products. Our current management team has limited experience in manufacturing and marketing biomedical and environmental products. Therefore, our historical financial information is of limited value in evaluating our future operating results.

     Our target markets - the health care and environmental markets - change rapidly, and we may not have the experience necessary to successfully market our products.
WE WILL NEED ADDITIONAL CAPITAL IN THE FUTURE TO SUPPORT OUR OPERATIONS AND THAT ADDITIONAL FINANCING MAY NOT BE AVAILABLE TO US.

     We won't receive any money if you buy the stock offered in this prospectus - we are registering the stock for our selling stockholders, and they will get the money if you buy this stock. Because we don't generate enough money from selling our products or manufacturing products for other companies, we will need to sell more securities - either convertible securities like the preferred stock we discuss in this prospectus, or regular common
stock - in order to continue our business.    Even if we can sell
stock, and we can't assure you that we'll be successful, it may not be enough to fund our operations until - and unless - we become profitable. We cannot quantify the specific amounts we will need, since the research and development process is subject to continuous change. We will need to raise more capital to fund our operations and our research and development projects, and we may not be able to find financing when we need it. If that happens, we will not be able to continue operations long enough to bring our products to market, or to market them long enough to become profitable, and we will have to close some, or all, of our projects. Every time we raise money by selling our securities it causes our existing investors to experience additional dilution.

WE CANNOT BE SURE HOW LONG IT WILL TAKE TO BRING OUR PRODUCTS TO MARKET OR WHETHER THEY WILL EVER BECOME PROFITABLE. WE HAVE ALREADY INVESTED OVER $45 MILLION ON PROJECTS, OTHER THAN OUR NONINVASIVE GLUCOSE SENSOR, THAT STILL HAVEN'T GENERATED ANY REVENUE.

     Our biomedical products, specifically the noninvasive glucose sensor and the hyperthermia treatment device, are new products that are not established in any market. Although we have started to market the sensor in Europe, our revenues to date have been minimal - only about $35,000. We cannot market the sensor in the U.S. until we receive FDA approval - and we don't know how much longer that will take. Our hyperthermia treatment device is being used in over a dozen health care institutions, but we won't be able to sell the device until we begin manufacturing. Even when we are able to manufacture and sell these devices, we don't know how long it will be before they become profitable.

     So far, we have already invested over $45 million in various projects, other than our noninvasive glucose sensor, including the ViaCirq hyperthermia project, the Petrol Rem environmental products, the American Inter-Metallics propellant enhancement project, and a metal-coating project - and we still don't have
any material revenues from any of those projects.   The only
material revenue we generated at all has been from the Petrol Rem products. Although Petrol Rem had gross revenues of $2.4 million through the first three quarters of 2001, those Petrol Rem revenues were primarily from INTCO - a subsidiary we acquired at the end of 2000 for a total investment of approximately $1.25 million. We borrowed money from INTCO's minority shareholder during the 4th quarter of 2001, and that loan is secured by our stock in INTCO. If we cannot repay the $700,000 loan when it's due in March and April 2002, we could lose our INTCO stock.

WE FACE SERIOUS COMPETITION, AND WE MAY NOT BE ABLE TO COMPETE
EFFECTIVELY.  IF SOMEONE ELSE DEVELOPS A BETTER PRODUCT BEFORE WE
DO, WE WON'T BE ABLE TO SELL OUR PRODUCTS OR MAKE ANY MONEY.

     The medical device industry and the environmental industry are very competitive. Other companies are developing technologies and devices that will compete with ours. These other companies may be further along in their research and development may be better capitalized, have more sophisticated equipment and expertise and various other competitive advantages compared to us. These other companies may be able to bring their products to market before we are able to enter the market, which would have a serious negative impact on our ability to succeed.

     Many of the large biomedical companies are funding research into noninvasive glucose measurement, and one of them might beat us to the market. Our sensor will also compete against existing finger-prick technology, which is already well established. If we cannot convince diabetics that our device is superior, we will not be able to sell our sensor. Our hyperthermia device is a new technology, which will compete against other, well-established forms of cancer treatment. If we cannot convince the medical community that our product offers superior alternatives, we will not succeed with that device.

OUR PRODUCTS ARE THE TYPE THAT CAN BECOME OBSOLETE, AND NO LONGER
COMPETITIVE.  IF THEY BECOME OBSOLETE, WE CAN'T SELL THEM.

     Both the medical device and environmental industries are subject to rapid technological innovation and change. Although we are not currently aware of any new product or technology that would make our products obsolete, it is always possible. Future technological developments could make our products significantly less competitive or even no longer marketable.

OUR PATENTS ARE IMPORTANT TO US - IF OUR PATENTS ARE CHALLENGED
OR INFRINGED UPON, WE MIGHT NOT BE ABLE TO AFFORD TO FIGHT FOR
THEM.  IF WE CAN'T PROTECT OUR PATENTS, WE WON'T BE ABLE TO SELL
OUR PRODUCTS SUCCESSFULLY.

     We hold patents on many of our products, as well as trademarks on the names of our products and procedures. We try to file patent applications when we believe they are necessary, both in the U.S. and in foreign countries where we seek to do business. However, we cannot assure you that future patents will be granted, or that our existing patents will not be challenged or circumvented by a competitor. If any of our critical patents are challenged, or if someone accuses us of infringing upon their patents, it would be expensive and time-consuming to defend those charges, and our projects could be delayed. Similarly, if someone else infringes upon one of our patents, it would be expensive and distracting for us to challenge them.

     If our patents are challenged or infringed upon, we might not be able to enter the market without a long legal battle to determine which patent has priority. This type of delay and expense would hurt our ability to successfully market our products.

WE ARE DEPENDENT UPON HEALTH INSURANCE REIMBURSEMENT FOR OUR
BIOMEDICAL DEVICES, AND WE MAY NOT BE ABLE TO OBTAIN THAT
REIMBURSEMENT.

     Our biomedical products are subject to the reimbursement policies of insurance companies and Medicare. The doctors and patients who want to use our devices will not be able to pay for them without reimbursement from their health insurance providers. If we are not able to convince those insurance providers that our devices are eligible for reimbursement, we will not succeed.

WE HAVE ACQUIRED COMPANIES THAT ARE NOT PROFITABLE OR WORTH WHAT
WE ORIGINALLY ESTIMATED.

     Our officers and directors have discretion in how to spend the money we raise. One of the ways they have used part of the money is to acquire interests in other companies. So far, none of our investments in other companies have helped generate revenue, except for INTCO. We have also acquired companies that do not generate revenue, even though we project that they will. In the past, we have invested in companies that are not worth what we paid for them, and we have lost our investment.

     For example, we purchased a majority interest in a metal-coating company in 1998 - because it did not perform the way we expected, we had to write-off our entire investment, including a $4.4 million write down in 1999. You should carefully review our financial statements for more detailed information on the
investment and the write-downs.   We cannot guarantee that we
will not make the same mistake in the future.

 WE MAY BE DISTRACTED OR SUFFER LOSSES DUE TO LEGAL PROCEEDINGS.

     We are involved in several legal proceedings. Although we cannot project how they will be resolved, you should know that we might suffer losses depending upon the outcome. Both the Pennsylvania Securities Commission and the U.S. Attorneys' office are investigating us, and we have provided them with the information they requested. We don't know how much longer these investigations will last, and we don't know how they will be resolved. If either one of these investigations results in findings that we, or someone we're responsible for, violated the law, we could suffer significant monetary damages, harm to our reputation, or the loss of the services of key employees. We don't know what those damages might be, but they could include fines or restrictions on how we are allowed to do business in the future.

     These legal proceedings cost us money, mostly in legal fees, that we could be using for our projects. Even if we don't have to pay any money or suffer any other damages as a direct result of these proceedings, you should be aware that we might be distracted from our other responsibilities while we deal with these legal matters, and that distraction could also hurt us.
We settled our class action lawsuit for a total of $3.675 million to settle that action. We have paid all but $425,000 of that settlement.

WHEN WE SELL STOCK OR CONVERTIBLE SECURITES LIKE OUR PREFERRED
STOCK, IT DILUTES OUR EXISTING STOCKHOLDERS.  WE HAVE ALREADY
SUFFERED SIGNIFICANT DILUTION AND WE KNOW THAT IT WILL CONTINUE.

     Each time we sell and issue stock, it dilutes the holdings of our existing stockholders. Since 1989, and through December 2001, we, along with Diasense, have raised over $190 million in
private and public offerings.   We have already issued over 1.5
billion shares of stock and we plan to issue more, since that's the only way we can survive until - and if - our product sales can support our operations. Dilution occurs when more shares are issued to own the same company - it means that when we issue more stock, our previous stockholders own a smaller piece of our company than they did before the new shares were issued. When we sell stock, or we sell convertible securities like preferred stock or debentures, we have to issue more shares of stock upon the sale or the conversion. We plan to raise more money by selling more stock. You should know that your ownership in our company will continue to be diluted - significantly - each time we sell and issue more stock.

       For example, this chart shows the money we've raised by selling stock and other securities, like debentures, during the last three years, along with the total number of shares outstanding at the end of each year:

        YEAR      FUNDS         NUMBER OF SHARES
                  RAISED          OUTSTANDING
                                  AT YEAR END

        1999   $30.7 million       956,100,496

        2000   $29.9 million     1,383,714,167

        2001   $24.5 million     2,450,631,119


     You can see that, as we raise more money, the total number of our shares outstanding increases dramatically. As long as we continue to raise money by selling stock - and that is our intention - this dilution will continue.

WE WILL NEED TO AUTHORIZE MORE STOCK, AND THAT WILL CAUSE MORE
DILUTION.

     Our stock has been recently trading at prices around $.02 per share. If our stock price does not increase, and we have no way of knowing whether it will, we will need to authorize more stock so we can sell it to raise money. We received a commitment to purchase $25 million of our Series K preferred stock, and at our stock's current price, we know we will need to ask our shareholders to authorize more shares of stock just to cover those conversions. This also means that the shares included in this prospectus to cover our Series K conversions won't be enough, and we'll have to file another registration statement after we get more stock approved. Taking these steps - having a meeting to ask for more shares, and filing a new registration statement - will take time, and will delay our access to money from our Series K preferred stock. If our shareholders don't approve the additional stock, and we can't find other ways to raise money, we may not be able to continue to operate.

WHEN WE ISSUE CONVERTIBLE SECURITIES LIKE OUR PREFERRED STOCK,
THE NUMBER OF SHARES WE ISSUE UPON CONVERSION IS SIGNIFICANTLY
DISCOUNTED FROM THE MARKET PRICE.

     One way we raise money is by selling convertible securities, like convertible debentures or convertible preferred stock. Our convertible securities have no minimum conversion price, so if our stock price is low when they are converted, we have to issue
more stock than if our stock price was higher.   Sometimes, our
stock price is rising, so that when the securities are converted, the market price is higher than when we sold the securities - but if our stock price falls, the conversion price is lower than the stock price when we sold the securities.

     Our Series G, H and J preferred stock have minimum holding periods from 30 to 75 days, and are convertible into our common stock at discounts to our market price of 20% to 24%.

     The following table shows the total amount of our $5,265,000 Series G preferred stock, which is convertible at a 24% discount, and our $1 million Series H and $375,000 Series J preferred stock, both of which are convertible at a 20% discount, plus examples of how many shares of stock we'd have to issue upon conversion depending on the discount and our stock's market price.


                  Discount     5-day                  Number of
      Amount         to         Avg.                  Shares
                   Market      Market   Conversion    Issued Upon
                   Price       Price    Price         Conversion

      $1,375,000    20%        $.05     $.04          34,375,000

      $1,375,000    20%        $.01     $.008        171,875,000

      $5,265,000    24%        $.05     $.038        138,552,631

      $5,265,000    24%        $.01     $.007        752,142,857


     You should know that the lower our stock price, the more shares we have to issue to raise money, and the more shares we have to issue, the more diluted your ownership will become.

     This prospectus also includes common stock to cover conversions of our Series I preferred stock. The Series I preferred stock is convertible into common stock based on a 5-day
average market price with no discount.   The following table
shows the total amount of our $2 million Series I preferred stock and examples of how many shares of stock we'd have to issue depending on our stock's market price.

                   5-day                  Number of
                    Avg.                   Shares
                   Market   Conversion   Issued Upon
         Amount    Price      Price       Conversion

      $2,000,000   $.05       $.05        40,000,000

      $2,000,000   $.01       $.01       200,000,000


     Our Series K convertible preferred stock is convertible into our common stock at a 10% discount to an average market price of our common stock over the previous 22 days. Our Series K preferred will be issued in various amounts up to approximately $3 million per month. The following table shows examples of the number of shares we'd have to issue based on dollar amounts of $1 million to $3 million at different average market prices.

                  Discount   22-day               Number of
      Amount         to      Avg.                   Shares
                   Market    Market  Conversion   Issued Upon
                   Price     Price     Price      Conversion

      $1,000,000    10%       $.05     $.045      22,222,222

      $1,000,000    10%       $.01     $.009     111,111,111

      $2,000,000    10%       $.05     $.045      44,444,444

      $2,000,000    10%       $.01     $.009     222,222,222

      $3,000,000    10%       $.05     $.045      66,666,666

      $3,000,000    10%       $.01     $.009     333,333,333




BECAUSE WE HAVE SOLD CONVERTIBLE PREFERRED STOCK, IT COULD HAVE A
NEGATIVE IMPACT ON OUR STOCK PRICE.

     In addition, the potential dilution that occurs when we sell convertible securities can have other negative effects on our stock.
If all of the preferred stock is converted at the same time, the supply of stock for sale would increase dramatically. Without a corresponding increase in the demand for our stock, our stock price would fall. As the table in the previous risk factor also illustrates, the lower the price, the more shares we have to issue upon conversions. There is no limit on the number of shares to be issued for preferred stock conversions.

     None of our preferred stock has been converted as of the date of this prospectus

     Several factors - the timing of conversions; the downward pressure on our stock price; and the additional number of shares needed for conversions with no limit, could separately or in combination cause our stock price to fall significantly - and we don't have any control over them. If we have funds available, our only option might be to redeem some of the preferred stock, but we may not be able to do so, or we might not be able to redeem enough in time to make a difference.

OUR COMPANY AND ITS AFFILIATES ARE SUBJECT TO CONFLICTS OF
INTEREST.

     Fred E. Cooper, Anthony J. Feola, Glenn Keeling and Michael
P. Thompson are employed by BICO, and are also officers and/or directors of our affiliates and subsidiaries, Diasense, Inc., Petrol Rem, Inc., ViaCirq, Inc., and Rapid HIV Detection Corp. These people are subject to competing demands and may face conflicts of interest. The good faith and integrity of these members of management is of utmost importance to our business and operations.

     BICO owns 52% of Diasense; 75% of Petrol Rem, 99% of
ViaCirq; and 75% of Rapid HIV Detection Corp. All of these officers own stock or warrants in Diasense, Petrol Rem or
ViaCirq:

          Diasense - Mr. Cooper owns 22,000 shares of stock and warrants to purchase 1,680,045 shares at $.50 to $1 per share; Mr. Feola owns 20,000 shares of stock and warrants to purchase 1 million shares at $.50 per share; Mr. Keeling owns 100,000 shares of stock and warrants to purchase 300,000 shares at $.50 per share; and Mr. Thompson owns warrants to purchase 200,000 shares at $.50 per share.

          Petrol Rem - Mssrs. Cooper and Feola own warrants to purchase 1 million shares of stock at $.10 per share; Mr. Keeling owns warrants to purchase 500,000 shares of stock at $.10 per share; and Mr. Thompson owns warrants to purchase 200,000 shares at $.10 per share.

          ViaCirq - Mr. Cooper owns warrants to purchase 1.25 million shares of stock at $.10 per share; Mr. Feola owns warrants to purchase 750,000 shares of stock at $.10 per share; Mr. Keeling owns warrants to purchase 1.25 million shares of stock at $.10 per share; and Mr. Thompson owns warrants to purchase 100,000 shares of stock at $.10 per share. ViaCirq also has an Incentive Stock Option Plan; although the options have been authorized, the exercise price has not yet been set. Mr. Cooper owns options to purchase 100,000 shares of stock; Mr. Keeling owns options to purchase 125,000 shares of stock; and Mr. Thompson owns options to purchase 10,000 shares of stock.

     Conflicts of interest could arise if one or more of our officers act in a way that benefits them and hurts BICO or another one of our subsidiaries. To protect ourselves, we require that any action that benefits any individual executive officer or director of any of our companies has to be approved by a majority of the disinterested directors. We also make sure that each of our boards of directors includes outside directors - people who are not employees - and those outside directors must approve any action that might present a conflict. For example, if BICO issues warrants or loans money to Mssrs. Cooper, Feola or Keeling, who are BICO directors, BICO's other disinterested directors, including the outside directors, must approve the warrants or loans first. The same policy applies to Diasense, Petrol Rem and ViaCirq. We believe this policy helps avoid conflicts that could hurt us.

WE DEPEND ON OUR KEY OFFICERS, AND WE WOULD SUFFER IF THEY LEFT.

     We are dependent upon our key officers: Fred E. Cooper, our CEO; Anthony J. Feola, our COO, Michael P. Thompson, our CFO, and Glenn Keeling, the CEO of ViaCirq. We do not have any key-man life insurance on these men, and our business would suffer if they left for any reason.

WE ARE DEPENDENT UPON EMPLOYEES AND INDEPENDENT CONTRACTORS WHO
ARE DIFFICULT TO REPLACE.

     Because we are developing new technologies, devices and engineering methods, we depend on certain employees and independent contractors who may not devote their full-time efforts to our operations. We depend on some of our employees who have a specific expertise that is not common. We also need independent contractors to assist us in areas where our employees do not have the necessary expertise. If we lose the services of any of these employees or independent contractors and are unable to replace them, our business could suffer.

WE SOMETIMES NEED SUPPLIERS AND PARTS THAT ARE DIFFICULT TO FIND.

     Our products involve designs that are new, and we often need to have component parts fabricated especially for our experimentation, testing and development. Suppliers for these parts are not always readily available, or available at all, so we have to create the parts in-house. This can result in delays in our development - so far, these delays have not been material
- but we cannot assure you that they won't be material in the future. If we are unable to obtain a supplier or create the necessary parts ourselves, we have to redesign the product, which also results in significant delays. Although we try to minimize our dependence on custom parts when we design products, unforeseeable problems can arise which negatively affect our operations.

WE HAVE LIMITED COMMERCIAL MANUFACTURING EXPERIENCE, WHICH MAKES
IT HARDER FOR US TO COMPETE WITH MORE EXPERIENCED MANUFACTURERS.

     We have a contractual duty to manufacture our medical devices. We have leased space, which has been modified, for our manufacturing needs, but our current management team has limited experience with large-scale commercial manufacturing. If we are not able to hire the right people, or to provide manufacturing expertise ourselves, we will not be able to successfully manufacture our biomedical devices, even if they are approved for sale in the U.S., or even if we are able to make sales.

WE CANNOT SELL PRODUCTS WITHOUT GOVERNMENT APPROVAL.  WE HAVE
BEEN, AND CONTINUE TO BE, INVOLVED IN A LONG, EXPENSIVE
GOVERNMENTAL APPROVAL PROCESS THAT WE MUST COMPLETE BEFORE WE CAN
SELL OUR NONINVASIVE GLUCOSE SENSOR.

     The Food and Drug Administration and other federal and state agencies control many of our products. FDA approval is necessary to market our biomedical products in the U.S. If we do not get approval, we cannot sell our products in the U.S.

     We are currently conducting clinical trials for our noninvasive glucose sensor - these trials will continue through 2002, and we hope to have FDA approval once the trials are completed and the results are submitted. We have suffered significant delays in the FDA approval in the past - those delays
occurred for several reasons, including the following.   The FDA
did not give us a decision on the 510(k) Notification we submitted in 1994 until 1996. In 1996, after the FDA's panel refused to approve our submission, the FDA told us to make a different filing, on a PreMarket Approval Application - known as a PMA. Rather than immediately pursue the PMA, we decided to focus on getting certification to sell our sensor in Europe, which we completed in June 1998. We had serious cash flow problems in 1998, and it delayed all of our projects further. Late in 1998 and early 1999, we started the PMA process. We filed the first module of our PMA in May 1999 and the second module in May 2000. The FDA asked for more information in September 1999, and we responded. Then, in November 1999, the FDA asked for additional information. We finished compiling all that additional information, and in July 2000 we submitted an Investigational Device Exemption to the FDA that included the protocol for our clinical trials. An Investigational Device Exemption is a request to the FDA for approval to conduct clinical trials on a device that is not FDA-approved. Once the FDA approved the protocol for our clinical trials, those trials began in 2000.

     Once we complete our clinical trials, we will submit the data to the FDA. We are working with outside biomedical consultants to help us obtain FDA approval following these clinical trials; however, we cannot assure you when or if that will happen.

TERRORISM AND OTHER INTERNATIONAL TRAGEDIES

     The tragedy of September 11, 2001 had a profound impact on everything, including the stock market. In addition to the risks we all face of death and property destruction due to acts of terrorism, we also face economic risks as a company. There is no way of knowing whether additional terrorist acts will occur, whether those acts will result in the closing of stock markets and the decline in overall market values, or what those impacts might mean to us.

IF WE ARE HIT WITH PRODUCT LIABILITY CLAIMS THAT EXCEED OUR
INSURANCE, WE WILL HAVE TO PAY THE EXCESS.

     We don't have any current product liability claims against us, but we are engaged in activities that involve testing and selling biomedical devices. These kinds of activities expose us to product liability claims. We currently have $10,000,000 in product liability insurance. If a claim against us is successful and exceeds that amount, we could be liable for the balance.

                 RISKS RELATED TO THIS OFFERING


OUR COMMON STOCK MAY BE VOLITILE, WE DO NOT TRADE ON AN
ESTABLISHED STOCK EXCHANGE, AND YOU MAY NOT BE ABLE TO SELL YOUR
STOCK AT OR ABOVE YOUR PURCHASE PRICE.

     Our stock currently trades on the electronic bulletin board, which is not a formal stock exchange. As a result, it may be more difficult to obtain trading information than if our stock still traded on the Nasdaq. Because our stock price did not meet the Nasdaq Small-Cap market requirements implemented in 1998, we were delisted and we're no longer able to trade there. Although we have maintained acceptable trading volume since we left Nasdaq, we cannot assure you that our trading volume will continue. As a result, you may be unable to sell your stock when you want to sell it. In addition, our stock price has fluctuated significantly, and you may not be able to sell your stock at or above your purchase price when you are ready to sell

OUR  STOCK  IS  CONSIDERED  PENNY  STOCK,  SO  IT'S  SUBJECT   TO
REGULATIONS  THAT COULD MAKE IT MORE DIFFICULT FOR  YOU  TO  SELL
YOUR STOCK.

   Our stock is considered penny stock because of its low price. The penny stock low-priced securities regulations could affect the way you sell your stock, and the way our stock is sold. These regulations require broker-dealers to disclose the risk associated with buying penny stocks and to disclose their compensation for selling the stock.

   The regulations may have the effect of discouraging brokers from trading our stock. For example, brokers selling our stock have to obtain a written agreement from the purchaser and determine that our stock is a suitable investment for that purchaser. Many brokers will not want to bother with those requirements, so they won't sell our stock, and that could reduce the level of trading activity, making it more difficult for you to sell your stock.

THE VOLATILITY OF OUR COMMON STOCK COULD EXPOSE US TO SECURITIES
LITIGATION.

     In the past, following periods of volatility in the market price of a company's securities, securities class action suits have been filed. Due to the historic volatility of our common stock, we may be particularly susceptible to this kind of litigation. If it were to happen to us, the litigation would be expensive and would divert our management's attention from business operations. Any litigation that resulted in a finding of liability against us would adversely affect our business, prospects and financial condition, along with the price of our stock. We have already been the subject of one class action lawsuit, which was filed in 1996. We settled that lawsuit in 2000 for a total of $3,675,000,and we are still making payments to pay that amount. We have paid all but $425,000 of that settlement.

INVESTORS WILL INCUR IMMEDIATE DILUTION.

     If you buy our stock from one of our selling shareholders, in this offering, you may suffer an immediate and substantial dilution in the net tangible book value per share from the price you pay for the stock. Each time our preferred stock is converted, we have to issue more shares, and that dilutes the
interests of our stockholders.    We also have a large number of
outstanding warrants to purchase our common stock, and some of those warrants have prices below the market price of our stock. When we issue that additional stock, and to the extent those warrants are exercised, additional dilution will occur.

THE WAY WE SELL AND ISSUE STOCK COULD HAVE AN ANTI-TAKEOVER
EFFECT.

     We sold convertible preferred stock and we intend to continue to sell stock to raise money to fund our operations. When we issue those additional shares of common stock, either from conversions of preferred stock , or from sales of stock, the stock could be used to oppose or delay a hostile takeover attempt or delay or prevent changes in control or in our management. For example, without further stockholder approval, our board of directors could strategically sell stock to purchasers who would oppose a takeover or a change in our management. Although our sales of stock are based on our business and financial needs, and not on the threat of a takeover, you should be aware that it could have an anti-takeover effect. We are not aware of any takeover attempts, but if a takeover was proposed, it could mean you might be offered a premium for your stock over the market price - but the way we issue and sell our stock could discourage a takeover attempt.


               WHERE YOU CAN FIND MORE INFORMATION

     The securities laws require us to file reports and other
information.   All of our reports can be reviewed at the SEC's
web site, at www.sec.gov through the SEC's EDGAR database.   You
can also review and copy any report we file with the SEC at the SEC's Public Reference Room, which is located at 450 Fifth Street, N.W., Washington, D.C., or at the SEC's regional offices, including the ones located at 601 Walnut Street, Curtis Center, Suite 1005E, Philadelphia, PA 19106-3432; and 75 Park Place, New York, NY. You can also order copies for a fee from the SEC's Public Reference section, at 450 Fifth Street, N.W. Washington,
D.C. 20549.   Our stock trades on the electronic bulletin board.

     We will send you a copy of our SEC filings if you ask for them. If you want to receive copies, please contact our Shareholder Relations department at: Shareholder Relations Department, BICO, Inc., 2275 Swallow Hill Road, Building 2500, 2nd Floor, Pittsburgh, PA 15220, by telephone at 412-429-0673 or by fax at 412-279-1367.

     Until 90 days after the effective date of this prospectus, all dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be
required to deliver a prospectus.   This is in addition to the
obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                         USE OF PROCEEDS

     We will not receive any proceeds from this offering for shares. We are registering our common stock on behalf of the selling stockholders, who bought our convertible preferred stock. If and when the preferred stockholders sell their stock, they will receive the proceeds.

     Once this registration statement is declared effective by the SEC, which should not be confused with any kind of SEC approval, we will issue our Series K convertible preferred stock. J.P. Carey Asset Management has made a commitment to purchase $25 million of our Series K preferred stock. Once this registration statement is declared effective, approximately once per month, we can request funds, up to $3 million, based on the following formula. Based on that formula, we could have requested about $1.5 million this month. If our stock price and/or our trading volume decrease, we would have to request less.

     First, compute the daily trading value for our stock: the closing bid price times that days' volume

     Second, compute that daily trading value for the 22 trading days prior to conversion

     Third, take the average of those 22 days trading value

     Finally, multiply that 22-day average by 6

     We have been having cash flow problems, and you should review our Supplemental Financial Information section for more information on our current position and our plans. We plan to use this J.P. Carey commitment to obtain loans to help us continue our operations until we can begin receiving money from our Series K preferred stock.

     Once we begin receiving those funds, we will use them to pay
our liabilities and continue funding our various projects.   In
the past, we have invested in companies because our board of directors and our management believed they would generate revenues. We have discontinued those types of investments and plan to stay focused on our core products: medical technology and environmental projects.

     Part of any proceeds we receive from our Series K preferred will also be used for general and administrative expenses, including salaries and bonuses. In 2001, we paid our executive officers and directors a total of approximately $3.6 million, which includes all payments from not only BICO, but also all of our subsidiaries. In the first quarter of 2001, we had to pay David L. Purdy approximately $900,000 when he left BICO. We've replaced him with someone who earns less than Mr. Purdy.


                         DIVIDEND POLICY

     We have not paid cash dividends on our common stock or our preferred stock since our inception, and cash dividends are not presently contemplated at any time in the foreseeable future. In accordance with our Articles of Incorporation, cash dividends are restricted under certain circumstances.

                         CAPITALIZATION

     The following table sets forth our capitalization as of September 30, 2001 and December 31, 2000. The September 30, 2001 information is taken from our unaudited financial statements, which are included in this prospectus. The December 31, 2000 information is taken from our audited financial statements, which are also included in this prospectus.


                                      September 30 ,2001   December 31, 2000
                                             (1)                  (1)
      Stockholders' Equity

      Common Stock, par value
      $.10 per share; authorized
      2.5 billion; shares issued
      and outstanding:2,450,631,119      $245,063,111         $138,370,417
      at September 30, 2001 and
      1,383,704,167 at December
      31, 2000

      Additional paid-in capital            2,482,952           87,035,096

      Warrants                              6,221,655            6,204,235

      Accumulated Deficit                (249,301,881)        (223,720,761)
                                         =============        =============
      Total Capitalization                 $4,465,837           $7,888,987
                                         =============        =============

NOTE: Our shareholders authorized an increase of the number of our authorized shares of common stock to 4 billion at a special meeting held November 30, 2001.


                                      September 30, 2001   December 31, 2000
(1) Does not include the
    effects of the following:

    Outstanding Warrants to purchase
    common stock granted by the
    Company, at exercise prices ranging
    from $.016 to $3.20 per share,
    expiring through 2006.                95,086,560            31,378,160


     The following table sets forth our capitalization as of December 31, 1999 and 2000, and is made up of the figures taken from our audited financial statements, which are included in this prospectus and included a qualification regarding our ability to continue as a going concern.

                                      December 31, 1999    December 31, 2000
                                              (1)                  (1)
Stockholders' Equity

Common Stock, par value
$.10 per share; authorized
1,700,000,000 shares;
shares issued and                         $95,610,050          $138,370,417
outstanding:956,100,496
at December 31, 1999 and
1,383,704,167 at December
31, 2000

Series F 4% convertible
preferred stock,
par value $10 per
share, issued and                             720,000                     0
outstanding 72,000 at
December 31, 1999 and
none at December 31, 2000

Additional paid-in capital                 85,608,192            87,035,096

Warrants                                    6,791,161             6,204,235

Accumulated Deficit                      (181,174,458)         (223,720,761)
                                         =============         =============
Total Capitalization                     $  7,554,945          $  7,888,987
                                         =============         =============


                                      December 31, 1999    December 31, 2000
(1) Does not include the effects
    of the following:

    Outstanding Warrants to purchase
    common stock granted by the
    Company, at exercise prices ranging
    from $.05 to $4.03 per share,
    expiring 1999 through 2005.           29,896,662            31,378,160



                  MARKET PRICE FOR COMMON STOCK

     Our common stock trades on the electronic bulletin board under the symbol "BIKO". On February 19, 2002,9, the closing bid price for the common stock was $.14.$.02. The following table sets forth the high and low bid prices for our common stock during the calendar periods indicated, through December 31, 2001. Because our stock trades on the electronic bulletin board, you should know that these stock price quotations reflect inter-dealer prices, without retail mark-up, markdown or commission, and they may not necessarily represent actual transactions.


Calendar Year                     High            Low
and Quarter

1999            First Quarter    $ .084          $ .049
                Second Quarter   $ .340          $ .048
                Third Quarter    $ .125          $ .070
                Fourth Quarter   $ .099          $ .050

2000            First Quarter    $1.050          $.051
                Second Quarter   $.400           $.160
                Third Quarter    $.184           $.12
                Fourth Quarter   $.122           $.049

2001            First Quarter    $.1355          $.05
                Second Quarter   $.072           $.037
                Third Quarter    $.057           $.01
                Fourth Quarter   $.049           $.02

We have approximately 135,000 holders, including those who hold in street name, of our common stock, and 41 holders of our preferred stock.

                    DESCRIPTION OF SECURITIES

   Our authorized capital currently consists of 4 billion shares of common stock, par value $.10 per share and 500,000 shares of cumulative preferred stock, par value $10.00 per share.

   Preferred Stock

   Our Articles of Incorporation authorize the issuance of a maximum of 500,000 shares of cumulative convertible preferred stock, and authorize our board of directors to define the terms of each series of preferred stock. In 2001 and 2002, our board of directors authorized the creation of five new series of convertible preferred stock - series G, H, I, J and K. The certificates of designation for each series - the corporate document that defines the terms of those series of preferred stock - are all filed as exhibits to this registration statement. As of February 19, 2002 we had a total of 27,810 shares of our preferred stock outstanding, as follows:

     10,530 shares of Series G
     12,530 shares of Series H
      4,000 shares of Series I
        750 shares of Series J

   None of our convertible preferred stock is secured by any of our assets. Each share of our preferred stock has a designated value of $500 per share. There is no minimum conversion price, so the lower the bid price of our stock, the more shares we will need to issue when our preferred stock is converted - there is no limit on the number of shares of our common stock that our preferred stock can be converted into. This means that, if our stock price is low, the preferred stockholders could own a large percentage of our outstanding common stock - except that they have each agreed not to own more than 5% of our common stock at any one time. We only sold our preferred stock to accredited investors. We can redeem our preferred stock. This prospectus includes common stock that we will issue when our preferred stock is converted. You should carefully review our Risk Factors section for more risks associated with our preferred stock, and the impact of conversions on your stock.

   Each series of preferred stock has its own minimum holding period and each series defines its conversion price. Copies of our preferred stock documents are attached to this prospectus as exhibits.

     Our series G preferred stock has a minimum holding period of the earlier of: 60 days from issuance or the date this registration statement is declared effective by the SEC. The series G preferred is convertible into our common stock at a 24% discount to the 5-day average of our closing bid price immediately prior to conversion.

     Our series H preferred stock has a minimum holding period of the earlier of: 75 days from issuance or 35 days after the date this registration statement is declared effective by the SEC. The series H is convertible into our common stock at a 20% discount to the 5-day average of our closing bid price immediately prior to conversion.

     Our Series J preferred stock has a minimum holding period of 30 days from issuance and is convertible into our common stock at a 20% discount to the 5-day average of our closing bid price immediately prior to conversion.

   We raised a total of $6,640,000 from selling our series G, H and J preferred stock.

   We issued 4,000 shares of our series I preferred stock to Mr. and Mrs. Farrell Jones as part of a renegotiation and settlement of amounts due in connection with our purchase of ICTI back in 1998. Even though we wrote off that entire investment, we still owed the Joneses a total of $5,450,348. In December 2001, we finalized an agreement with the Joneses to decrease the amount owed to a total of $2,887,500. Of that total, $2 million was applied when we issued them the 4,000 shares of series I preferred stock. The series I preferred is convertible at any time into our common stock based on the 5-day average of our
closing bid price immediately prior to conversion.   None of the
series I has been converted to date. We don't have any other relationship with the Joneses other than these remaining issues from the ICTI transaction. You should review our management's discussion and analysis section for more information on the settlement with the Joneses.

     In February 2002, we accepted a commitment to purchase $25 million of our Series K convertible preferred stock from J.P. Carey Asset Management, LLC, a Georgia corporation. J.P. Carey Asset Management has committed to buy our Series K preferred, and will begin paying for it once this registration statement is declared effective by the SEC. We agreed to register the underlying common stock for them, and that stock is included in this prospectus. They will pay for it as we request funds, based on the following formula. Based on that formula, we could have requested about $1.5 million in mid-February 2002. If our stock price and/or our trading volume decrease, we would have to request less.

     First, compute the daily trading value for our stock: the closing bid price times that days' volume

     Second, compute that daily trading value for the 22 trading days prior to conversion

     Third, take the average of those 22 days trading value

     Finally, multiply that 22-day average by 6.

   The conversion price for the Series K preferred is based on a 10% discount to the average of the lowest 3 consecutive closing bid prices during the 22 days prior to conversion. For example, if conversion had occurred on February 19, 2002, it would have been at a 10% discount to the average closing bid prices on February 13, 14 and 15, 2002. That price, after the discount, would be $0.1656 per share. If our stock price drops, the conversion price per share will also drop.

   We know, and so does J.P. Carey Asset Management, that if our stock price does not go up - and we have no way of knowing whether it will or not - we will not have enough shares in this prospectus to cover conversions of all $25 million of our Series K preferred. We agreed to ask our shareholders to authorize more shares if we need to, and to file another registration statement to cover those new shares. It will take time to get more shares authorized and to file another registration statement, and that will delay our ability to request funds from J.P. Carey Asset Management.

   We entered into securities purchase, registration rights and escrow agreements with J.P. Carey Asset Management on February
15, 2002, and copies of those agreements are attached to this registration statement as exhibits.

   All of the stock included in this prospectus is for our selling stockholders who purchased or committed to purchase our convertible preferred stock. When they convert their preferred stock and get our common stock, they may want to sell it, and you need to carefully review this prospectus before you decide whether to buy it from them.

   Common Stock

     Holders of our common stock are entitled to one vote per share for each share held of record on all matters submitted to a vote of stockholders. Holders of our common stock do not have cumulative voting rights, and therefore the holders of a majority of the shares of common stock voting for the election of directors may elect all of the directors, and the holders of the remaining common stock would not be able to elect any of the directors. Subject to preferences that may be applicable to the holders of our preferred stock, if any, the holders of our common stock are entitled to receive dividends that may be declared by our board of directors.

     In the event of a liquidation, dissolution or winding up of our operations, whether voluntary or involuntary, and subject to the rights of any preferred stockholders, the holders of our common stock would be entitled to receive, on a pro rata basis, all of our remaining assets available for distribution to our stockholders. The holders of our common stock have no preemptive, redemption, conversion or subscription rights. As of December 31, 2001, we had 2,450,631,119 shares of our common stock outstanding.

   Dividends

   We have not paid cash dividends on our common stock, with the exception of 1983, since our inception. We do not anticipate paying any dividends at any time in the foreseeable future. We expect to use any excess funds generated from our operations for working capital and to continue to fund our various projects.

   Our Articles of Incorporation restrict our ability to pay cash dividends under certain circumstances. For example, our board can only declare dividends subject to any prior right of our preferred stockholders to receive any accrued but unpaid dividends. In addition, our board can only declare a dividend to our common stockholders from net assets that exceed any liquidation preference on any outstanding preferred stock.

Employment Agreement Provisions Related to Changes in Control

   We have employment agreements with change in control provisions with the following officers: Fred E. Cooper, Anthony
J. Feola, Glenn Keeling and Michael P. Thompson. The agreements provide that in the event of a "change of control," we must: issue to Mr. Cooper shares of common stock equal to 5%; issue to Mr. Feola 4%; issue to Mr. Keeling 3%; and issue to Mr. Thompson 2% each of our outstanding shares of common stock. For purposes of these agreements, a change of control is deemed to occur: when 20% or more of our outstanding voting stock is acquired by any person; or when 1/3 or more of our directors are not continuing directors, as defined in the agreements; or when a controlling influence over our management or policies is exercised by any person or by persons acting as a group within the meaning of the federal securities laws.

Warrants

     As of December 31, 2001, we had outstanding warrants - most of which are not currently exercisable - to purchase 96,136,560 shares of our common stock. These warrants have exercise prices ranging from $.015 to $3.20 per share and expiration dates through December 4, 2006, and are held by members of our scientific advisory board, certain employees, officers, directors, loan guarantors, and consultants. As of December 31, 2001, many of our outstanding warrants were not currently exercisable - 86,996,898 warrants were subject to a lock-up arrangement where the warrant holders agreed not to exercise them until August 2002.

     Holders of warrants are not entitled to vote, to receive dividends or to exercise any of the rights of the holders of shares of our common stock for any purpose until the warrant holder properly exercises the warrant and pays the exercise price.

Transfer Agent

   Mellon Investor Services in New York, New York acts as our
Registrar and Transfer Agent for our common stock. We act as our own registrar and transfer agent for our preferred stock and warrants.

                      SELLING STOCKHOLDERS

     This prospectus covers the shares of common stock that may be offered by the selling stockholders set forth below. The selling shareholders listed are our preferred stock holders, and we've divided them into groups based on each series of preferred stock.

       None of the selling stockholders who own preferred stock have had a material relationship with us within the last three years, and they are not affiliated with us other than through
their ownership interest in our preferred stock.     Except as
noted, none of the selling stockholders are affiliated with each other. Some stockholders listed are companies or investment funds, rather than individuals. Unless the investors who own those funds are numerous, we've listed the individual owners. We prepared the table below based on the information provided to us by the selling stockholders. You should know that, based on the agreements our selling stockholders signed when they bought our preferred stock, they are not permitted to own 5% or more of our stock, except for our Series K preferred stockholders.

     We calculated the number of shares for each selling stockholder using a good faith estimate. We based our estimate on our recent stock price, as well as our historical prices. If our stock price stays at around $.02, where it has been trading for the past month or so, we will not need to issue as many shares as we've included; if our stock price goes down we may have to issue more.

     Any or all of the shares listed below may be offered for sale by the selling stockholders from time to time and, therefore, we can't give an estimate as to the number of shares that will be held by the selling stockholders when we terminate this offering. Unless we indicate otherwise, the selling stockholders listed in the table have sole voting and investment powers with respect to the shares indicated.

     The third column in the table shows the percentage share ownership each selling shareholder would have, IF they converted all of their preferred stock when compared to the 2,450,631,119 shares we had outstanding as of December 31, 2001. As of the date of this prospectus, none of the selling shareholders had converted any of their preferred stock, so the figures in the column are for illustrative purposes only.

     The last column in the table shows the percentage of ownership of each selling shareholder assuming all shares registered in this prospectus are sold, when compared to the total number of shares of our common stock outstanding as of December 31, 2001. An asterisk - * - indicates less than one percent.


Selling Stockholders        Number of       Beneficial   Beneficial
                            Shares          Ownership    Ownership
                            Offered         Prior to     After Sale
                                              Sale
PREFERRED STOCKHOLDERS

Series G Preferred
Cache Capital (USA)        99,717,860            4%       *
L.P.
Quines Financial, SR        6,647,600             *       *
John C. Canouse (1)        13,295,200             *       *
01144 Ltd.                 13,295,200             *       *
Emuna Trust                19,942,800             *       *
Yokin Asset Management     39,885,600          1.6%       *
Arab Commerce Bank          6,647,600             *       *
Jara Group, owned by
Michael and Rose            3,323,800             *       *
Koretsky (2)
Michael Koretsky (2)        3,323,800             *       *
Mark Garfunkkel             5,318,080             *       *
Leon Kahn                   1,661,900             *       *
Kurt Fichthorn              6,647,600             *       *
Jaime Radusky (3)           3,323,800             *       *
Rina Sugarman               3,323,800             *       *
Starling Corporation        6,647,600             *       *
Lawrence Abrams             9,971,400             *       *
Ted Liebowitz              33,238,000          1.4%       *
Joseph McGuire and W.C.     6,647,600             *       *
  Rossi
Chava Scharf                3,323,800             *       *
Yosef Davis                26,590,400            1%       *
Jacqueline Balough          1,661,900             *       *
Grahame Harding             9,971,400             *       *
Mark Barash                 1,661,900             *       *
Michael Drescher            1,661,900             *       *
Claire Brook, IRA           7,977,120             *       *
Henry Radusky (3)           3,323,800             *       *
Stanley S. Raphael          1,661,900             *       *
  Trust
Miriam Hoffman (4)          1,661,900             *       *
Peter Hoffman (4)           1,661,900             *       *
Colin Broad                 2,659,040             *       *
Jody Eisenman, IRA          1,661,900             *       *
Christopher Jacobsen        1,661,900             *       *

Series H Preferred
Mendy Chmuel                6,250,000             *       *
Eli Itzinger                6,250,000             *       *
GPS America Fund           50,000,000            2%       *

Series I Preferred
Farrell B. and Brenda     137,500,000          5.6%       *
K. Jones

Series J Preferred
Cache Capital              21,666,660             *       *
Atlantis Capital Fund       6,666,660             *       *
Arab Commerce Bank          6,666,660             *       *
Yokin Asset Management      3,333,350             *       *
BlueFin Partners            1,666,670             *       *

Series K Preferred
J.P. Carey Asset          660,000,000           (5)       *
Management (1)

  (1) These selling stockholders are affiliated with each other through their ownership in entities other than us.
  (2) These selling stockholders are affiliated with each other through their ownership in entities other than us.
  (3)  These selling stockholders are related
  (4)  These selling shareholders are related
  (5) J.P. Carey Asset Management has committed to purchase our Series K preferred once this registration statement is declared effective.

     The following table shows, for our convertible preferred stock, certain information that might be helpful in making your investment decision. We listed the preferred stock investments
in chronological order.   As you can see, none of the preferred
stock has been converted so far.   The stock price listed is the
closing bid price of our stock on the date listed. When we use a range of dates, we computed the stock price based on the average
closing bid price for each day in the range.   The most current
information in the table is as of February 19, 2002, when our closing bid price was $.02.



  Type and   Amount     Number   Issue     Stock        Number      Number
 amount of   Converted    of      Date     Price on       of          of
 Investment  Through    Shares             Issue        Shares      Shares
               1/02     Issued             Date/Range     if          if
                          on                           Converted    Converted
                      Conversion                          on        on 2/19/02
                                                       Issue Date


Series G        0          0     10/24/01-   $.038     138,552,631  263,250,000
Preferred Stock                  10/25/01
$5,265,000

Series H        0          0     11/15/01-   $.026      38,461,538   50,000,000
Preferred Stock                  11/21/01
$1,000,000

Series I        0          0     11/28/01    $.025      80,000,000  100,000,000
Preferred Stock
$2,000,000

Series J        0          0     12/18/01-   $.025      15,000,000   18,750,000
Preferred Stock                  1/28/01
$375,000

You should review our risk factors that begin "When we sell our stock or convertible securities like our debentures or preferred stock, it dilutes our existing stockholders."; "When we issue convertible securities like our debentures or preferred stock, the number of shares we issue upon conversion is significantly discounted from the market price"; and "Because we have sold convertible debentures and preferred stock, it could have a negative impact on our stock price on pages 9 and 10 for related information.


                      PLAN OF DISTRIBUTION

   The shares of stock in this prospectus will be sold by the selling stockholders, and will not be underwritten. They may sell the shares of common stock from time to time in one or more transactions. The offering price will fluctuate with the market price for our stock, so they will sell the stock at various
prices.    They may sell this stock directly, or they may hire
brokers or other licensed agents to sell it for them, in which case the selling stockholder will give those brokers or agents some consideration, which could take the form of a commission or other payment.

   Selling stockholders and any broker-dealers participating in the sale of our stock may be considered underwriters within the meaning of section 2(11) the Securities Act of 1933.
Particularly if they act as principals, any commissions or profits received by broker-dealers or selling stockholders from the sale of our stock may be considered underwriting compensation under the Securities Act. If anyone who participates in this offering is deemed to be an underwriter, then any consideration received may be deemed to be underwriting discounts or commissions under the federal securities laws.

   If any selling stockholder makes a particular offer that triggers certain securities law filing requirements, they have an obligation to tell us, and we will file a supplement to this prospectus that sets forth the number of shares being offered and the terms of the offering, including the name or names of any underwriters, dealers, brokers or agents, the purchase price paid by any underwriter for the shares and any discounts, commissions or concessions allowed or reallowed to dealers, including the proposed selling price to the public.

      In order to comply with the securities laws of certain jurisdictions, the selling stockholders may be required to sell stock only through registered or licensed brokers or dealers. In addition, they may not be able to sell any stock in certain states unless we register the stock in those states on their behalf or otherwise comply with applicable state securities laws by exemption, qualification or otherwise.

                 STOCK ELIGIBLE FOR FUTURE SALE

   As long as this registration statement remains effective with the SEC and we remain current in our SEC filings, the stock will be freely transferable without restriction or further registration unless the stock is acquired by one of our affiliates. Affiliates generally include our officers and directors and any other person or entity that controls, is controlled by, or is under common control of BICO. Any affiliates who acquire stock from this offering will continue to be subject to the volume restrictions of Rule 144, as we describe below.

   In general, under Rule 144 as currently in effect, our affiliates and any person, or persons whose stock is aggregated, who has beneficially owned restricted stock for at least two years would be entitled to sell within any three-month period a number of shares of stock which does not exceed the greater of:
1% of the then outstanding shares of our common stock; or the average weekly trading volume of our common stock during the four calendar weeks preceding such sale. Rule 144 also requires those sales to be placed through a broker or with a market maker on an unsolicited basis and requires that there be adequate current public information available concerning our company. A person who is deemed not to have been our affiliate at any time during the three months preceding a sale, and who has beneficially owned restricted stock for at least one year, would be entitled to sell the stock under Rule 144(k) without regard to any of the limitations discussed above. Restricted stock properly sold in reliance on Rule 144 are thereafter freely tradable without restriction or registration, unless the stock is later held by an affiliate.

     We can't make any predictions as to the effect that sales of our common stock or the availability of stock for sale will have on the market price of our common stock. Nevertheless, sales of any substantial amounts of common stock in the public market will probably adversely affect the prevailing market price.


                     SELECTED FINANCIAL DATA

    FOR THE QUARTER ENDED SEPTEMBER 30, 2001  (UNAUDITED) AND
                THE YEAR ENDED DECEMBER 31, 2000



                             9/30/2001           12/31/2000

        Total Assets        $20,409,788         $21,930,070

        Long-Term
        Obligations         $ 2,146,931         $ 2,211,537

        Working Capital    ($ 7,824,187)        $   754,368
        (Deficit)

        Preferred Stock     $         0         $         0

        Net Sales           $ 1,514,136         $   340,327

        TOTAL REVENUES      $ 1,515,070         $   345,874

        Warrant             $         0         $ 5,233,529
        Extensions

        Benefit (Provision)
        for Income Taxes    $         0         $         0

        Net Loss           ($ 7,294,284)       ($42,546,303)

        Net Loss Per
        Common Share
             Basic               ($.003)             ($.04)
             Diluted             ($.003)             ($.04)

        Cash Dividends
        Per Share:
             Preferred               $0                 $0
             Common                  $0                 $0

        Constructive
        Dividend per                 $0                 $0
        Preferred Share



                    YEARS ENDED DECEMBER 31st

                    2000          1999         1998        1997         1996
      Total     $21,930,070  $15,685,836  $ 9,835,569  $12,981,300  $14,543,991
      Assets

      Long-Term $ 2,211,537  $ 1,338,387  $ 1,412,880  $ 2,697,099  $ 2,669,727
      Obligations

      Working   $   754,368  $ 4,592,935 ($ 9,899,008) $   888,082  $ 1,785,576
      Capital

      Preferred $         0  $   720,000  $         0  $         0  $         0
      Stock

      Net       $   340,327  $   112,354  $ 1,145,968  $ 1,155,907  $   597,592
      Sales

      TOTAL
      REVENUES  $   345,874  $   165,251  $ 1,196,180  $ 1,260,157  $   600,249

      Other     $   589,529  $ 1,031,560  $   182,000  $   165,977  $   176,478
      Income

      Warrant
      Extensions$ 5,233,529  $ 4,669,483  $         0  $ 4,046,875  $ 9,175,375


      Benefit
     (Provision)$         0  $         0  $         0  $         0  $         0
      for Income
      Taxes

      Net Loss ($42,545,303)($38,072,578)($22,402,644)($30,433,177)($24,045,702)

      Net Loss
      per Common
      Share:
         Basic         ($.04)       ($.05)       ($.08)       ($.43)      ($.57)
         Diluted       ($.04)       ($.05)       ($.08)       ($.43)      ($.57)

      Cash
      Dividends
      per share:

         Preferred        $0           $0           $0           $0           $0
         Common           $0           $0           $0           $0           $0



              MANAGEMENT'S DISCUSSION AND ANALYSIS

     The following is a summary of the more detailed information in our financial statements. You should carefully review those financial statements before you decide whether to invest in our stock.

Forward-Looking Statements

This section contains forward-looking statements. We discussed these kinds of statements on page 29, and you should review that section.

                 Liquidity and Capital Resources

For the Nine months ended September 30, 2001

We continue to be dependent on security sales as our primary source of working capital. As of November 15, 2001, we had total authorized common stock of 2,500,000,000 shares of which 2,450,631,119 shares were issued and outstanding. We had a stockholders' meeting on November 30, 2001 and our stockholders authorized an additional 1,500,000,000 shares.

Once the new shares were approved, we began selling convertible preferred stock in a private offering, as we have done in the past. Those new convertible securities will not be and have not been registered under the federal securities laws and may not be offered or sold in the United States without registration or an applicable exemption from registration requirements. The convertible preferred stock is convertible into common stock after a period of time ranging from approximately 35 days to 75 days at a 20-24% discount to our stock's market price at the time of conversion with no minimum price. The terms of the deal require us to file a registration statement covering the common stock with the Securities and Exchange Commission within 90 days. The convertible preferred stock is not secured and we have the right to redeem them. When we sell these convertible securities, it could cause our stock price to fall significantly, and we don't have any control over that. Factors including the timing of conversions and the additional number of shares needed for conversion with no limit contribute to the downward pressure on our stock price. In addition, although the purchasers of our convertible preferred stock agree not to sell our stock short, if other investors sell short, it will further contribute to the decline of our stock price. In the past few years, we've sold both convertible securities and common stock in various offerings, all of which were on a best-efforts basis:

           We registered 800 million shares of common stock in the third quarter of 2001;

           We registered approximately 431 million shares in the third quarter of 2000, which included both common stock and conversion shares for convertible preferred stock and convertible debentures;

           We registered 375 million shares of common stock in the second quarter of 1999; and

           We registered 200 million shares of common stock in the last quarter of 1998.

Selling more of these convertible securities will further dilute ownership of existing stockholders but, until we find another way of raising significant funds, we must continue to sell our stock. Our cash decreased to $1,349,907 as of September 30, 2001 from $7,844,807 as of December 31, 2000 primarily due to the factors discussed below.

During the nine months ended September 30, 2001 our net cash flow used by operating activities was ($21,729,245). During the same period, our net cash flow used by investing activities was ($4,629,879) due primarily to the acquisition of property, plant and equipment, additional loans made to Practical Environmental Solutions, a company involved in the acquisition and management of environmental entities, loans to GAIFAR, the company which manufactures the HIV diagnostic tests which we are marketing, and additional investments in unconsolidated subsidiaries which we discuss in the following paragraphs. We made all of these investments because we believe that they will either generate revenue or will help us with our diabetes-related projects.

During  the  first  nine  months  of  2001,  we  made  additional investments in unconsolidated subsidiaries. We invested an additional $190,000 in American Inter-Metallics, bringing our total investment in AIM's rocket propulsion project to
$1,000,000. In addition, we loaned $110,000 to Anthony J. Delvicario, the president of American Inter-Metallics, Inc. and a member of Diasense's board of directors to help fund a transaction involving the creation of a distribution system in Europe to sell AIM's products which we believe will generate revenue. The original demand note was secured by 110,000 shares of American Inter-Metallics, Inc. common stock and bore interest at prime rate plus two percent. In November 2001, we converted the original note into a new note for $114,000 to reflect accrued interest. The new note is secured by an unconditional guaranty by American Inter-Metallics and all of American Inter-Metallics' assets, including all of its equipment. AIM informed us that they are in the final stage of closing the transaction, and they expect to repay the loan . We also increased our total investment in Insight Data Link.com, Inc. to $110,000 by investing an additional $10,000. We increased our investment in AIM and Insight Data Link because our management believes they will generate earnings. However, AIM has not yet generated any revenue, and Insight Data Link has only generated minimal revenues of approximately $2,000 to date.

Our subsidiary, Diasense, Inc. also made investments in unconsolidated subsidiaries during the first nine months of 2001. Diasense invested an additional $600,000 in MicroIslet, Inc., a company working with Duke University on several diabetes research technologies that focus on optimizing microencapsulated islets for transplantation. The project is in the research and development phase. As of September 30, 2001, Diasense had invested $1,600,000 in MicroIslet and owned approximately 20.2% of this company. Diasense also increased its investment in Diabecore Medical, Inc. Diabecore is a company in Toronto working with other research institutions to develop a new insulin to treat diabetes. In the first nine months of 2001, Diasense invested $293,948 in Diabecore increasing the total amount invested to $987,468 and its ownership in this company to approximately 24%. This project is also in the research and development phase. Diasense increased these investments because management believes that these diabetes research organizations and the institutions they affiliate with will bring strength and support to our own diabetes research and development projects.

As a result of those additional investments in American Inter-Metallics, Insight Data Link.com, MicroIslet and Diabecore Medical, our overall investment in unconsolidated subsidiaries increased from $2,061,439 as of December 31, 2000 to $2,507,865 at September 30, 2001.

During the nine months ended September 30, 2001, our subsidiary, Petrol Rem, advanced an additional $1,169,341 to Practical Environmental Solutions, a Pennsylvania company that acquired technology used to safely convert municipal sludge to recyclables that comply with state and federal environmental laws. Petrol Rem has loaned a total of $3,083,704 to Practical Environmental as of September 30, 2001. Practical Environmental has made interest payments on the amount due. The loan, which was originally due on August 31, 2001 has been extended until May 31, 2002; no principal payments have been made to date. The loan is classified as a non-current asset as of September 30, 2001 because our management is considering whether to convert all or part of that loan to an equity investment - they are making that decision because Practical Environmental is willing to make that conversion and because Practical Environmental has been generating revenues since January 2001. As of September 30, 2001, although they are still operating at a loss, Practical Environmental's internal financial information shows revenues of $426,000. We may consider making additional loans or investments in Practical Environmental if those loans or investments could help increase earnings.

During the nine months ended September 30, 2001 Petrol Rem also invested an additional $99,060 in Tireless LLC, which is another part of our Petrol Rem operations, bringing our total equity investment to $455,000. Tireless is a company that shreds and helps recycle tires, addressing some significant environmental issues that arise from large piles of used tires. We also loaned Tireless $461,610 during the nine months ended September 30, 2001, which was used primarily to purchase a mobile tire-shredding machine that is being used to fulfill a contract in Ohio. As of September 30, 2001, Tireless has not generated any revenues.

In 2001, we formed Rapid HIV Detection Corp. to market rapid HIV tests. Those rapid HIV tests include:

                InstantScreen, which is the initial test for HIV;

                InstantConfirm, which is used to verify all positive results; and

                InstantDifferentiate, which indicates whether the patient has HIV-1 or HIV-2. HIV-1 is the most common form of HIV; HIV-2 is a less aggressive form found in some parts of the world, including West Africa.

The InstantScreen test takes 30 seconds to produce results. Only a few drops of blood are needed, and the blood is drawn with a finger prick, rather than intravenously with a needle and vial of blood. No additional material or special knowledge is needed to administer the test, and only elementary level reading skills are required. The test can be produced in different formats, depending upon whether it will be used in a doctor's office, hospital or in the field. The InstantConfirm test takes about 8 minutes to perform and is the first rapid HIV test to use the Western-Blot type HIV confirmation technology. The Western-Blot is recognized as the gold standard of HIV confirmation. This phase of the test is critical, since false-positive results have been a significant historical problem with HIV testing. The InstantDifferentiate is used if the patient tests positive for HIV, in order to determine whether the patient is infected with HIV-1 or HIV-2. HIV-2 is a less aggressive form of HIV that causes AIDs after a longer period of time than HIV-1, and is prevalent in certain parts of the world, including West Africa.

In order to acquire the exclusive, world-wide marketing rights to the rapid HIV tests, we entered into a marketing agreement with GAIFAR, a German company which owned all the rights to the tests, and Dr. Heinrich Repke, the man who developed the tests. The marketing rights were assigned to Rapid HIV Detection Corp - we own 75% and GAIFAR owns 25% of Rapid HIV's common stock. GAIFAR retained the manufacturing rights for the tests. We entered into the agreement in June 2001 and acquired the marketing rights at that time. The initial terms of the agreement allowed us a due diligence period of 8 weeks to withdraw from the agreement, but in July, all the parties agreed to extend that date until October 15, 2001. The parties also agreed that we would need to provide a copy of a resolution signed by our board of directors approving the contract. In October, we completed our due diligence period and our board provided their unanimous resolution, making the marketing agreement fully effective, which means that we no longer have a right to withdraw. The marketing agreement, which we filed as an exhibit to a Form 8-K filed October 15, 2001, has a minimum ten-year term and calls for total payments of $7,000,000 through the 3rd quarter of 2002. When the marketing agreement became effective in October 2001, $1 million of the funds previously loaned were applied to the total $7 million consideration. The original agreement called for a loan in the amount of $500,000 to the owner of the rapid HIV tests and technology, but we agreed to loan another $125,000 during the 2nd quarter while we continued our due diligence, so the total loans were $625,000 as of June 30, 2001. During the 3rd quarter of 2001, we loaned an additional $400,000 while we completed our due diligence; the total loan amount applied to the $7 million total due was $1 million. The remaining $25,000 loan will either be repaid or applied to a future payment obligation. The loan was made part of the consideration we paid to acquire the exclusive worldwide marketing rights to the rapid HIV tests and technology, and is now part of our investment in Rapid HIV. Therefore, the loan is classified as a non-current asset. The remaining $6 million in payments are due from October 20, 2001 through August 20, 2002. We made the $125,000 payment due in October, and the remaining payments include a range of $125,000 per month for November and December 2001 to $1 million per month for the 4 months from April - July of 2002. The original marketing agreement provided for payments through the 2nd quarter of 2002, and we renegotiated for a longer payment period in October 2001. We made our investment in Rapid HIV because we believe Rapid HIV will generate earnings.

The money we spent investing in these companies came from notes payable, debentures payable and stock sales during 2000 and 2001.

In July 2001, we announced that ViaCirq entered into a Memorandum of Understanding with Phoenix Hospital Mangagement to pursue a joint venture to market and sell ViaCirq products in China. In August we announced that negotiations were continuing. The tragic events of September 11, 2001 further delayed the travel and communication necessary to continue meaningful work on or to finalize the transaction. As of the date of this filing, due primarily to the international economic and trading instability resulting from the terrorist attacks and the military response to those attacks, we no longer believe this transaction is feasible and have discontinued negotiations. We may re-open negotiations in the future, but at this point, we do not believe the joint venture will occur.

Accounts receivable, net of allowance for doubtful accounts, increased from $400,950 as of December 31, 2000 to $1,273,100 as of September 30, 2001. The increase is primarily attributable to the increase in revenues for INTCO, a consolidated subsidiary of Petrol Rem, and the timing of billings and collections related to these revenues.

Our net inventory increased from $805,224 as of December 31, 2000 to $1,575,373 as of September 30, 2001. The increase was primarily due to an inventory build-up for the ThermoChem hyperthermia products and for other manufacturing projects being completed at our Indiana, PA facility.

Current related party receivables increased during the nine-month period ended September 30, 2001 due to the $110,000 loan made to Anthony Delvicario (a member of Diasense's board of directors) which was previously discussed. This addition to current related party receivables was partially offset by repayments on other related party notes.

Acquisitions of property, plant and equipment included increases of machinery and equipment of $1,130,359 for the nine months ended September 30, 2001 primarily due to additions of hyperthermia equipment for our ViaCirq subsidiary and the purchase of tire-shredding equipment for Petrol Rem's subsidiary, Tireless. Leasehold improvements increased by $170,342 primarily due to renovations made to the Indiana, PA facility.

Accounts payable increased by $1,467,006 during the nine months ended September 30, 2001 due to the timing of payments that were slower than normal due to our shortage of working capital. Accrued liabilities increased by $446,530 during the same period due to accrued interest on notes payable and increased liabilities for accrued payroll and vacation. We also accrued an additional $225,000 for extending the due dates on the payments due on our class action settlement.

Notes payable increased from zero at December 31, 2000 to $3,414,336 at September 30, 2001 due to $9,825,000 of notes payable issued in order to fund operations and investing activities and borrowings of $39,336 under a $50,000 line of credit agreement. In July 2001, $6,450,000 of the notes payable were repaid with proceeds from the sale of common stock subscriptions.

Our current portion of long-term debt, decreased by $960,408 during the nine months ended September 30, 2001 primarily due to payments of $850,000 on a note payable related to Petrol Rem's acquisition of 51% interest in INTCO, Inc. and payments of monthly installments on debt related to commercial insurance premiums partially offset by additional debt of $117,235 acquired related to commercial insurance premiums.

As  of September 30, 2001, our current portion of long-term  debt
included   $4,091,667   and  our  accrued  liabilities   included
$1,261,683 in accrued interest, all of which is due in connection with ICTI.

On October 11, 2001, Petrol Rem borrowed $500,000 from the minority owner of its subsidiary, INTCO, Inc., under a promissory note that bears interest at 7% per year and is due in April 2002. To secure payment of the note, Petrol Rem pledged all of its shares in INTCO, Inc.

Debentures payable decreased by $2,400,000 during the nine months ended September 30, 2001 due to the conversion of $10,655,659 of debentures into common stock partially offset by the sale of $8,255,659 of convertible subordinated debentures to raise capital to fund operations.

In July and August, the Company raised $11,164,000 through the sale of common stock subscriptions. As of September 30, 2001, 769,410,099 shares of stock had been issued to satisfy $9,900,000 of these subscriptions. In addition, the Company repurchased subscriptions totaling $1,264,000 for $1,453,600. As a result of the conversion of debentures and the issuance of common stock to satisfy stock subscriptions, our common stock balance increased to $245,063,111 as of September 30, 2001 compared to $138,370,417 as of December 31, 2000. Because the common stock was issued at prices below par value, our additional paid in capital decreased from $87,035,096 at December 31, 2000 to $2,482,952 at September
30, 2001.

For the year ended December 31, 2000

Our working capital was $754,368 at December 31, 2000 as compared to $4,592,935 at December 31, 1999 and as compared to a working capital deficiency of ($9,899,008) at December 31, 1998. Working capital fluctuations occur primarily because we raise different amounts of money from year to year. We raised approximately $29,900,000 in 2000, $30,816,000 in 1999, and $10,720,000 in
1998. Accounts receivable increased to $400,950 at December 31, 2000 from $27,263 at December 31, 1999 and $55,950 at December 31, 1998 primarily from our acquisition of INTCO. Changes in net inventory and accounts payable also affect working capital - our net inventory increased to $805,224 as of December 31, 2000 from $10,308 as of December 31, 1999 and $74,515 as of December 31, 1998 because inventory previously provided for in our valuation allowance was disposed of and replaced with inventory currently being used to manufacture our noninvasive glucose sensors as well as our hyperthermia systems. Our accounts payable decreased from $1,750,188 at December 31, 1998 to $759,733 at December 31, 1999
to $578,520 at December 31, 2000. The $1 million decrease from 1998 to 1999 occurred because our cash flow problems in 1998 were corrected in 1999, and the decrease from 1999 to 2000 was due to payments in the ordinary course of business. Accrued liabilities increased at December 31, 2000 primarily because of the $1.3 million class action settlement payment due to be paid in 2001.

     Our cash decreased to $7,844,807 as of December 31, 2000
from  $10,827,631 as of December 31, 1999.   The decrease was
partially due to different amounts generated from sales of our securities. In 2000, our securities sales included: approximately $18.6 million from our public offering of common stock; approximately $4.3 million from sales of our Series F preferred stock; $6.4 million from sales of our subordinated convertible debentures, after redemptions; and approximately $616,000 from warrants exercised. Our Series F convertible preferred stock, which was all converted to common stock during 2000, was not secured by any of our assets, and was convertible by its holders beginning 120 days from when it was issued.
Our subordinated convertible debentures are not secured by any assets, and are subordinate to our corporate debt, except for debt to any related parties. Our debentures are convertible beginning 90 days from when we issue them. They can be converted to common stock at a price that is determined by computing 80% of the average closing bid price for the four days prior to and the day of conversion - or a 20% discount to a five-day average trading price. There is no minimum conversion price. We sold convertible debentures at different times during 2000. All of the debentures issued during the first quarter of 2000 were converted. We also sold convertible debentures beginning in December 2000, and those $2,400,000 in debentures are still outstanding.

     During 2000, 1999 and 1998, our cash flows used by operating activities totaled $26,681,873; $18,411,002; and $11,855,294, respectively.  During 1998, those activities included a $ .8
million increase in inventory reserves.   During 1998, we spent
cash and other resources when we purchased a majority interest in
a metal-coating company.   Because that investment did not
perform as we anticipated, we had to write down assets, including goodwill, in 1999. In addition, we recorded an $11.2 million charge against operations due to warrant grants and extensions by our subsidiaries in 2000, with a similar charge of $5.9 million in 1999.

     During 2000, our net cash flow used by investing activities was $6,455,166, compared to $1,213,099 in 1999 due primarily to our investments in the following unconsolidated subsidiaries:
Insight Data Link.com, Inc., American Inter-Metallics, Inc., MicroIslet, Inc., and Diabecore Medical, Inc., which we discuss in the following three paragraphs.

     During 2000, we made investments in unconsolidated subsidiaries. In January 2001, we acquired a 25% interest in Insight Data Link.com, Inc. for $100,000. Insight is a start-up corporation with a software program and website business that acts as an Internet clearinghouse for the rental of shopping mall space. Insight also plans to develop additional software for related projects. We also invested an additional $285,000 in American Inter-Metallics, bringing our total investment in AIM's rocket propulsion project to $810,000, which represents a 16.2% ownership in AIM - we plan to invest additional funds to increase our total ownership to 20% during 2001. We made these investments because our management believes they will generate revenue.

     Our subsidiary, Diasense, Inc. also made investments in unconsolidated subsidiaries. In January 2000, Diasense initiated an alliance with MicroIslet, Inc.; in return for its initial equity investment of $500,000, Diasense received a 10% stake with an option to purchase an additional 10% in the future. As of December 31, 2000, Diasense had invested a total of $1,000,000 in MicroIslet, and owned 15% - Diasensor plans to invest additional funds during 2001 to increase its ownership to 20%. MicroIslet is developing several diabetes research technologies with Duke University that focus on optimizing microencapsulated islets for transplantation. The project is in the research and development phase. Diasense also invested in Diabecore Medical, Inc. Diabecore is a company in Toronto working with other research institutions to develop a new insulin to treat diabetes. During 2000, Diasense invested $693,520 in Diabecore and received a 20.8% ownership interest. This project is also in the research and development phase. Diasense made these investments because management believes that these diabetes research organizations and the institutions they affiliate with will bring strength and support to our own diabetes research and development projects.

     As a result of those investments in Insight Data Link.com, American Inter-Metallics, MicroIslet and Diabecore Medical, our overall investment in unconsolidated subsidiaries increased from $485,284 as of December 31, 1999 to $2,061,439 at December 31,
2000. The money we spent investing in those four companies came from stock and debenture sales during 1999 and 2000. All the investments were our initial investments in those companies, except American-Inter-Metallics. We invested a total of $810,000 in American Inter-Metallics, a company that is developing products designed to enhance rocket propulsion performance. We carry the AIM investment on our balance sheet as a $663,916 investment in an unconsolidated subsidiary. The difference between the actual investment and the balance sheet amount is due to certain accounting rules known as the equity basis of reporting.

     Our investing activities also included the acquisition of additional property, plant and equipment in connection with the expansion of our manufacturing facilities and advances made under a line of credit by Petrol Rem to a company involved in the acquisition of other environmental companies. In connection with this line of credit, current - short-term - notes receivable increased by $1,726,363.

     Our other assets increased from $710,619 at year-end 1999 to $3,119,167 at the end of 2000. Approximately $200,000 of that increase was due to a 1999 short-term note that was reclassified as a long-term note in 2000; approximately $700,000 was from an increase in goodwill related to our investments in our subsidiaries; and the balance was primarily due to our increased investments in unconsolidated subsidiaries. During 2000, we converted loans totaling $55,256 to B-A-Champ.com, to an equity interest in that company; we also invested an additional $400,000, and we now own 51% and Fred E. Cooper, our CEO, owns 30%.

     Related party receivables decreased by about $316,000 during 2000 due to scheduled repayments on related party debt.

     Our current liabilities increased by $4.6 million from 1999 to 2000, from $6,792,504 as of December 31, 1999 to $11,394,556 as of December 31, 2000. The increase was primarily due to $2.4 million in debentures payable that we sold in December 2000, and a $1 million increase in our current portion of long-term debt; we also accrued $1.3 million for the remaining payments left on our class action settlement.

     We incurred debentures payable of $2.4 million because we sold convertible subordinated debentures during 2000 to raise capital to fund operations. Accrued liabilities increased to $3,131,765 from $1,794,370 due to a $440,000 increase in accrued interest, a $653,000 decrease in accrued payroll, and a $1,529,000 increase in other accrued liabilities, which included the $1,300,000 balance due in July 2001 for our class action settlement.

     We continued to fund operations mostly by selling our securities. During 2000, we raised approximately $29,900,000, including $4,275,000 from sales of preferred stock; $6,400,000 from sales of convertible debentures, and $18,604,650 from sales of stock in our public offering. During 1999, we raised approximately $30,816,000 from the sales of securities, including $810,000 from sales of our Series F preferred stock. During 1998 and 1999 we issued $10,720,000 and $29,020,000, respectively, of our subordinated convertible debentures. All of our debentures have one-year terms, minimum holding periods prior to conversion and mandatory conversion provisions. When those debentures were converted, we issued 280,134,590; 515,013,737; and 56,679,610 shares of stock, respectively during 1998, 1999 and 2000. During 1999 and 2000, we redeemed $4,130,000 and $5,850,000 in debentures - we still had the money from selling the debentures, and we used some to buy some debentures back so we wouldn't have to issue more stock.

     As of December 31, 1998 and 2000, the conversion price of our outstanding debentures would have been approximately $.059 and $.0421 per share, respectively, based upon a formula that applies a discount to the average market price for the previous week and determined by the length of the holding period. As of December 31, 1998 and 2000, the number of shares to be issued upon conversion of all outstanding debentures was approximately
60.1 million and 57 million shares, respectively, which would have reflected discounts of approximately 23% and 20%, respectively. No debentures were outstanding as of December 31, 1999.

     Due to our current limited sources of revenue, we will have to find additional financing that we'll use to finance development of, and to proceed to manufacture, our noninvasive glucose sensor and to complete the development of our other projects. We can't assure you that we'll be able to find that additional financing.

     Our products are at various stages of development and we'll need more money to complete them. We may decide to discontinue any of our projects at any time if research and development efforts dictate that's the best thing to do.

     We currently have commitments for capital leases on certain equipment and we'll have to commit to other capital leases so we can continue to develop and manufacture our products.

     Our financial statements contain a going concern opinion from our auditors. Our auditors issued that opinion because we have a history of losses and no revenue to support our operations. We get money to fund our operations by selling securities - and we don't know if we'll be able to continue to raise enough money that way. Because we're not sure - and our auditors are not sure - how long we can continue, our financial statements include the auditor's opinion that we may not be able to continue operating as a going concern. We have a history of successful capital-raising efforts; since 1989, and through December 2000, we, along with Diasense, have raised over $166,000,000 in private and public offerings alone.

     In prior years, we met a portion of our short-term working capital needs through development contracts with other organizations and through manufacturing for other companies on a contractual basis. During 1997 and 1998, we received contracts by the Department of Veteran's Affairs Medical Center for Case Western Reserve University, Shriners Hospital - Philadelphia Unit, and Austin Hospital to manufacture FES products. Functional electrical stimulators, known as FES products, are implanted under the skin of patients who are disabled as a result of spinal cord injury, stroke, head injury or other neurological disorder. The FES uses low levels of electrical stimulation to activate nerves and muscles to assist the patient with grasping, arm movement or standing. Those contracts generated revenues of $584,026 in 1998. During 1998, the other parties canceled the orders and those contracts. As a result, we terminated FES project activities for the present, and we don't anticipate any additional material revenue from those activities in the future.

     Given our expenses and the other factors we discussed, as compared to our sources of funds, we estimate that we will be able to meet our funding needs for at least a year from December 31, 2000. We make that estimate based in part because we are not aware of any extraordinary technological, regulatory or legal problems. If any of those problems, which could include unanticipated delays resulting from new developmental hurdles in product development, FDA requirements, or the loss of a key employee, arise, we would have to reevaluate our position. We can't assure you that, despite our good-faith efforts, our estimates will be correct.

     We think that our long-term liquidity needs will include working capital to fund manufacturing expenses for our products and continued research and development expenses for existing and
future projects.   If our projects are delayed, we will need more
money. We believe we will be able to continue selling our stock and other securities in order to raise funds, but we can't assure you we will be successful. If we can't raise enough money to fund our projects and operations, we will not be able to continue. We don't have any other sources of funds, such as bank lines of credit. We believe that, at some point, we will be able to sell our products to generate revenue, but we can't assure you when, or if, that will happen.



                      Results of Operations

For the nine months ended September 30, 2001

Our sales and corresponding costs of products sold during the nine months increased to $2,869,611 and $2,082,021 respectively in 2001 from $98,831 and $132,644 in 2000. The increase was primarily due to sales of $2,419,659 by Petrol Rem's subsidiary, INTCO, which was acquired in the fourth quarter of 2000 and, therefore, not included in the first nine months of 2000 operations. Petrol Rem's increase also included an increase in bioremediation product sales to $75,801 during the first nine months of 2001 compared to $25,982 during the same period in 2000. Although we had anticipated revenue of $1.67 million from Petrol Rem during the 3rd quarter of 2001, actual revenues were approximately $1.33 million. During the 3rd quarter, Petrol Rem received a distribution agreement for approximately $125,000 per year from an Alaskan oil spill clean-up company called F.R.O.G. to distribute Petrol Rem products. The contract has an initial term of one year, with automatic renewals on a yearly basis. Due to recent international events, including the September 11th tragedy, the Alaskan company has been focused on other matters, and they've told us that they hope to begin selling our products soon. Through Tireless, LLC, we received a sub-contract to help clean up tire piles in Ohio. We began that project at the beginning of October, and we recently began billing for our services. We believe the Tireless sub-contract could generate revenue of at least $500,000 over the next year based on our equipment's capacity to shred tires over the one-year period of the contract.

In addition, for the first nine months of 2001, we recognized sales of $208,284 from our hyperthermia products, which produced sales of $35,808 during the first nine months of 2000. The increase was due to placements and installations of ViaCirq's ThermoChemHT system and corresponding sales of disposables in several hospitals.

Other product sales increased in total, but not significantly. We received $80,405 from CCTI's metal coating products compared with $28,098 in the first nine months of 2000. The increase in sales of metal coating products was due primarily to the introduction of a product line for sharpeners used for knives and other tools in the professional culinary field, for sportsmen's knives and fish hooks, for professional woodworkers and for household use. CCTI also continues to receive work from repeat customers who sent us more work once they were satisfied with our earlier performance. During the first nine months of 2001, we recognized sales of $49,403 for our theraPORT, an implantable device used by patients who have repeated injections of drugs. The theraPORT is implanted in the patient's chest and provides a fixed port for catheters used to deliver the drugs the patient needs. We also recognized sales of $36,000 for HIV tests marketed by Rapid HIV Corporation. Until we have significant and consistent sales, we can't predict any trends for future revenues. Our costs of products sold increased due to the increase in sales of our various products.

During the 3rd quarter of 2001, our manufacturing division in Indiana, PA received contracts, which we anticipate will begin generating revenue during late 2001 and early 2002. Our Biocontrol Technology division received a $1.5 million manufacturing contract from the U.S. Army, and $238,000 manufacturing contract from a private company. We began work on the U.S. Army contract, which we believe will generate $1.5 million in revenue during the first year, beginning in the 4th quarter of 2001, with additional revenue for two additional years; we filed a copy of that contract as an exhibit to our Form 8-K/A filed October 15, 2001.

Other income increased from zero during the first nine months  of
2000  to  $9,497  during  the first nine  months  of  2001.   The
increase was primarily due to rental income.

Research and Development expenses during the first nine months increased to $5,142,507 in 2001 from $5,082,319 in 2000. The increase was due to expenses incurred for the Diasensor clinical trials partially offset by reduced research activities on our hyperthermia products and the redeployment of resources from research activities to production of hyperthermia products.

General and administrative expenses increased a total of approximately $4.3 million for the first nine months of 2001 as compared to 2000. Approximately $3.4 million of the increase is attributable to additional salaries, which include a $912,727 payment to David L. Purdy in connection with his resignation from the Company and its affiliates and new hiring at ViaCirq and Petrol Rem (including INTCO and Tireless, LLC). $1.3 million of the increase represents increased outside professional fees, approximately $500,000 of which was incurred in connection with ViaCirq's sales and marketing efforts for the ThermoChem system. Approximately $500,000 of the increase is due to increased travel expenses, primarily for ViaCirq's and Petrol Rem's increased marketing efforts. The above increases were partially offset by a decrease of approximately $600,000 in expense recognized in connection with the granting of warrants for services.

Amortization of goodwill increased from $279,681 to $579,671 for the first nine months of 2000 to 2001. The increase is due to additional investments in unconsolidated subsidiaries as of September 30, 2001 compared with September 30, 2000. A portion of these investments is recognized as goodwill and amortized over a five-year period. Our loss in unconsolidated subsidiaries decreased to $221,407 for the first nine months of 2001 compared to $493,925 for the same period in 2000. This loss results because we absorb part of losses incurred by unconsolidated subsidiaries. Our share of the loss is determined by applying our ownership percentage to the total loss incurred.

Debt issue costs increased from $985,000 to $1,741,886 for the first nine months of 2000 to 2001. The increase is due to additional debentures and notes payable during the first nine months of 2001 compared to the same period in 2000.

Beneficial conversion terms included in our convertible debentures are recognized as expense and credited to additional paid in capital at the time the associated debentures are issued. We recognized $2,063,915 of expense in connection with the issuance of our subordinated convertible debentures in the first nine months of 2001 compared to $2,462,500 for the same period in 2000. The amount decreased primarily because we issued fewer debentures this year compared to last year.

For the year ended December 31, 2000

The following seven paragraphs discuss the Results of Operations of our entire company based on our consolidated financial statements. We discuss our business segments at the end of this section.

Our sales and corresponding costs of products sold during 2000 increased to $340,327 and $354,511, respectively in 2000 from $112,354 and $147,971 in 1999 and $1,145,968 and $587,821 in
1998.   The changes from year to year were due to fluctuations in
sales of our various products. Our costs increased and decreased due to our overall increase and decrease in sales. The increase from 1999 to 2000 was due primarily to an increase in sales: a $191,000 increase in bioremediation sales and initial sales of our ThermoChem system. The decrease from 1998 to 1999 was primarily due to the loss of our FES contracts. We had sales of the Diasensor totaling $427,603 in 1998; $47,500 in 1999, and none in 2000, because we haven't been able to successfully sell the device in Europe. We're not sure why we were only able to sell a few sensors in 1999, and none in 2000. We've hired marketing consultants to help us figure out why, and to help us learn how to sell more. During 1998, 1999 and 2000, sales of $16,855; $31,060; and $20,068, respectively, were from sales of our theraPORT, an implantable device used by patients who have to have repeated injections of drugs. The theraPORT is implanted in the patient's chest, and provides a fixed port for catheters used to deliver the drugs the patient needs. Those sales increased because we were able to convince more doctors to use the product in 2000 than we were in 1999. We had minor sales totaling $3,496 and $2,028 of other biomedical products, primarily leftover parts from previous models of the Diasensor, during 1999, and 2000.
Our other product sales increased. Bioremediation product sales totaled $45,382 in 1998 and $26,693 during 1999, with an increase to $217,722 during 2000. We also had sales of our metal-coating products beginning in 1999 of $3,605, which increased to $40,593 in 2000. The increase was due to repeat customers who sent us more work once they were satisfied with our earlier performance. Until we have significant sales, we can't predict any trends for future revenues. We had sales of $69,605 from our ThermoChem hyperthermia system for the first time in 2000.

In 2000, 1999 and 1998, we received interest income in the amount of $589,529; $1,031,560; and $182,033 respectively. The fluctuations are due to the varying amounts of money - which came mostly from our securities sales - we had to invest. Our other income decreased to $5,547 in 2000 as compared to $52,897 in 1999 and $50,212 in 1998. The decrease was due to the loss of rental income.

Research and Development expenses during 2000 increased to $6,651,471 from $4,430,819 in 1999, a decrease from $6,340,676 in
1998. The increase from 1999 to 2000 was due to increased spending on our noninvasive glucose sensor project, and our hyperthermia project, made possible due to the availability of additional funds. We used those additional funds to replace scientists and engineers who left during 1998 when we had serious cash flow problems, and to work on future versions of the noninvasive glucose sensor. We also hired new personnel to work on ViaCirq's hyperthermia project following the FDA approval in January 2000.

Selling, General and Administrative expenses increased to $21,407,472 in 2000 from $12,884,237 in 1999 and $10,673,265 in
1998.   The increase from 1999 to 2000 was primarily due to the
following factors: a $4.9 million increase in warrants granted by BICO and our subsidiaries; a $1.27 million increase in salaries; a $2.4 million decrease in commissions paid on our securities sales; a $1.16 million increase in legal fees; a $1.2 million increase in consulting fees; and a $1 million expense to reflect a write-off of inventory we couldn't sell. The increase from 1998 to 1999 was due primarily to the following factors: a $1.6 million increase in salaries; a $2.2 million increase in commissions paid on our securities sales; an $800,000 increase in consulting fees; and a $700,000 charge in 1998 for ViaCirq manufacturing rights that was not incurred in any other year.

Beginning in 2000, we had a loss on unconsolidated subsidiaries of $158,183 that reflects our ownership share of the losses incurred by American Inter-Metallics, MicroIslet, Diabecore, and
Insight Data Link.

In 2000, we had an unusual item expense totaling $3,450,000 to settle our class action lawsuit. Even though we don't believe any violations of the securities laws occurred, we agreed to settle the lawsuit. We paid $2,150,000 in 2000, and an additional $1,300,000 payment is due in July 2001 - we also included that amount as an accrued liability on our balance sheet.

During 1999, we reevaluated our investment in the metal-coating project and determined that an impairment charge of $5,060,951 was necessary in addition to a $39,716 write-down of goodwill.
We recognized these charges because we determined we would not be able to recover our investment. We had no similar charges in 1998 or 2000.

Beneficial conversion terms included in our convertible debentures are recognized as expense and credited to additional paid in capital at the time the associated debentures are issued. We recognized $3,062,500 of expense in connection with the issuance of our subordinated convertible debentures in 2000 compared to $7,228,296 in 1999 and $3,799,727 in 1998. The amount decreased primarily because we issued fewer debentures this year compared to last year.

Similarly, we recognized a beneficial conversion feature for our preferred stock during 2000. During 2000, we issued 452,000 shares of our Series F preferred stock. The preferred stock was convertible into our common stock at a discount of 25% after 120 days. Based on accounting rules, the value of the beneficial conversion feature of the preferred stock is calculated as the difference between the market price and the discounted price for the corresponding common stock on the date the preferred stock was purchased. The total discount of $1,883,333 or $.17 per preferred share was recognized as a constructive dividend on our
preferred stock during 2000.   We charged the $1,883,333 to
additional paid-in capital. We did not have any of these charges or constructive dividends during 1999 or 1998 because we had not yet issued our preferred stock.

During 1999 our subsidiary, Diasense, extended warrants originally granted to certain officers, directors, employees and consultants. In addition, our subsidiary ViaCirq also extended warrants in 2000. Because the exercise price of some of those warrants - $.25 to $3.50 for Diasense and $.10 for ViaCirq - was lower than the market price of the common stock at the time of the extensions, $4,669,483 and $5,233,529 were charged to operations during 1999 and 2000, respectively. For more detailed information, you should read Note L to our financial statements.

Interest expense on our outstanding debt was $1,924,873 in 2000, compared to $1,373,404 in 1999 and $481,025 in 1998. The increase was due to an increase in capital leases and interest payments on our subordinated debentures.

In 2000, unrelated investors' interest in net loss of subsidiary increased to $280,997 from $24,164 in 1999, a decrease from $1,385,485 in 1998. Unrelated investors' interest is an entry on our statement of operations that is different from income or expense entries. It represents the total amount of our subsidiaries' losses that is allocated to other owners. When our subsidiaries lose money, we, as majority owner, have to take a charge for our share of those losses, but we are allowed to deduct the portion of the losses that are allocated to the other owners - called the unrelated investors. This means that the entry for the unrelated investors' share of the losses actually decreases our total net loss, because it gives us credit for the part of the loss allocated to the unrelated investors. The significant decrease from 1998 to 1999 is due to the declining net worth of Diasense, our 52% owned subsidiary. In 1998, Diasense's losses were less than the interest of its unrelated investors. Therefore, those unrelated investors shared in the losses to the extent of their ownership - 48%, and we were able
to deduct their share of the loss, which was ($1,385,485).   In
1999, Diasense's losses were more than the interest of its unrelated investors, which was $24,164. Therefore, accounting rules require that we - as majority owner - take full responsibility for all of Diasense's 1999 losses that exceeded that $24,164, and only deduct that small amount from our losses. There was no unrelated investors' interest in the net loss of Diasense in 2000 due to the continued decline in the net worth of Diasense. The increase from 1999 to 2000 is primarily due to the increased net worth of ViaCirq, our 99%-owned subsidiary. In 1999 and 1998, ViaCirq's losses exceeded the interest of unrelated investors and we - as majority owner - were required to take full responsibility for ViaCirq's losses. In 2000, ViaCirq's net worth increased due to the conversion of debt to common stock. ViaCirq's losses were less than the interest of its unrelated investors and those unrelated investors shared in the losses to the extent of their ownership of 1%. Therefore, we were able to deduct their share of ViaCirq's loss, which was ($146,708). Our acquisitions also contributed to the increase from 1999 to 2000. Petrol Rem acquired a majority of INTCO and Tireless, and we acquired a majority of B-A-Champ.com. In 2000, the unrelated investors' interest in the net losses of INTCO, Tireless and B-A-Champ were $9,827, $52,729, and $71,733, respectively. There were no similar amounts in 1999 or 1998 because we didn't acquire them until 2000.
Segment Discussion

For purposes of accounting disclosure, we provide the following discussion regarding two business segments: Biomedical devices, which includes the operations of our Biocontrol Technology division, Diasense, Inc., and ViaCirq, Inc.; and Bioremediation, which includes the operations of Petrol Rem, Inc. More complete financial information on these segments is set forth in Note H to our accompanying financial statements.

Biomedical Device Segment. During the year ended December 31, 2000, sales to external customers decreased to $81,954 from $82,056 in 1999, a decrease from $1,028,484 in 1998. The overall decrease was primarily due to sales of the functional electrical stimulators, which have been discontinued. Corresponding fluctuations in costs of products goods sold occurred for the same reason, from $483,388 in 1998 to $133,288 in 1999 and
$47,862 in 2000.

Bioremediation Segment. During the year ended December 31, 2000, sales to external customers increased to $217,722 as compared to
$26,693 in 1999 and $45,382 in 1998.   The increase from 1999 to
2000 was due to our increased efforts to effectively penetrate the market with products other than the BioSok. The reasons for the decline from 1998 to 1999 are as follows: due to cash flow problems in 1998, Petrol Rem stopped funding its sales efforts and lost employees. In 1999, Petrol Rem restructured its management, operations and pricing structure - during that time, sales efforts slowed until the new management and funding was in place. Costs of products sold fluctuated due to the same factors that impacted sales, from $33,061 in 1998 to $14,683 in 1999 and to $179,446 in 2000.

Income Taxes

Due to our net operating loss carried forward from previous years and our current year losses, no federal or state income taxes were required to be paid for the years 1987 through 2000. As of December 31, 2000, we and our subsidiaries, except for Diasense and Petrol Rem, had available net operating loss carry forwards for federal income tax purposes of approximately $132,500,000, which expire during the years 2001 through 2021.


Supplemental Financial Information

     In February 2002, we accepted a commitment from J.P. Carey Asset Management to purchase $25 million of our Series K preferred stock. The commitment requires that we first have an effective registration statement covering the underlying shares of common stock before we will receive funding from that commitment. In addition, from October 2001 through January 2002, we raised funds aggregating approximately $6.64 million by selling our convertible preferred stock. This prospectus covers the common stock our preferred stockholders will receive when they convert their preferred stock. We discuss the specific terms of our classes of preferred stock in the Description of Securities section beginning on page 17 of this prospectus. Generally, the preferred stock is not secured by any assets and can be converted into common stock at prices ranging from 76-90% of our stock's average closing bid prices. There is no minimum conversion price.

     We are working to obtain bridge financing in the form of loans to help us meet our cash flow needs until this registration statement is declared effective and we begin receiving funding from J.P. Carey Asset Management.

     We filed a Form S-8 in December 2001 that included 125 million shares. The Form S-8 allows us to issue freely tradable stock to non-executive employees under our Equity Compensation plan and to certain consultants in lieu of paying them in cash. As of February 21, 2002, we've issued approximately 81.2 million shares of our common stock from the Form S-8.

     During the 4th quarter of 2001, we had significant cash flow problems. We believe those problems are in large part due to the overall economic recession, which was aggravated by the tragedies of September 11, 2001. The stock market's resulting decline and other factors beyond our control made it difficult for us to raise money by selling our preferred stock. We only raised $6.64
million, which is much less than we expected.   As a result, our
payroll and our accounts payable are seriously past due. In addition, we borrowed over $700,000 from the minority owner of INTCO, our Louisiana oil-spill clean-up company, and we secured that loan with our 51% ownership in INTCO. If we are unable to repay that loan when it's due in March and April 2002, we may lose our ownership interest in INTCO. We also have other serious obligations that are past due. We still owe $425,000 in connection with our class action settlement. Although we are working with the class action counsel to make payments on the amount due, we can't assure you how long they will continue to work with us. They could obtain an order from the judge demanding that we pay the balance, and if we can't, they could enter a judgment against us. We have not been able to make payments when due under our Rapid HIV Marketing Agreement. So far, the other parties to that agreement have not given us notice that we are in default. If they do, we will have 60 days to make the required payments, or we will lose our marketing rights.

     Now that we've received the funding commitment, we believe we can obtain bridge financing in the form of loans to help us bring our payroll and accounts payable more current, and to make the class action, loan and contract payments we need to make to avoid losing our INTCO stock and our Rapid HIV marketing rights. However, we can't assure you if that will happen, or if it will happen soon enough to avoid lawsuits against us.

                         BICO's BUSINESS

                 General Development of Business

BICO, Inc. was incorporated in the Commonwealth of Pennsylvania
in 1972 as Coratomic, Inc.   In June 2000, we changed our
corporate name from Biocontrol Technology, Inc. to BICO, Inc.
Our research, development and manufacturing operations are located at 625 Kolter Drive in Indiana, Pennsylvania, 15701, and our administrative offices are located at 2275 Swallow Hill Road, Pittsburgh, Pennsylvania, 15220.

Our primary business is the development and manufacture of new devices, which include models of a noninvasive glucose sensor, procedures relating to the use of regional extracorporeal hyperthermia in the treatment of cancer, a quick and accurate test for HIV, and environmental products, which help to clean up oil spills. Regional extracorporeal hyperthermia is a system that circulates fluid in a specific area of the body after the fluid has been heated outside the body. The recirculated fluid's higher temperature helps treat certain diseases by inducing an artificial fever that kills targeted cells. The rapid HIV test is can be used to accurately test for HIV outside of a laboratory. Our noninvasive glucose sensor helps diabetics measure their glucose without pricking their fingers or having to draw blood.

We have several subsidiaries that specialize in those different projects. Diasense, Inc. manages the noninvasive glucose sensor project. ViaCirq, Inc. handles the hyperthermia project, a technology called the ThermoChem Systemr. Rapid HIV Detection
Corp. owns the marketing rights to the rapid HIV tests.    Petrol
Rem, Inc. handles our environmental products PRPr, BIOSOKr and BIOBOOM r that help clean up oil spills and other pollutants in water.

Forward-Looking Statements

From time to time, we may publish forward-looking statements relating to such matters as anticipated financial performance, business prospects, technological developments, new products, research and development activities, the regulatory approval process, specifically in connection with the FDA marketing approval process, and similar matters. You need to know that a variety of factors could cause our actual results to differ materially from the anticipated results or other expectations we expressed in our forward-looking statements. The risks and uncertainties that may affect our operations, performance, research and development and results include the following: additional delays in the research, development and FDA marketing approval of the noninvasive glucose sensor; delays in the manufacture or marketing of our other products and medical devices; our future capital needs and the uncertainty of additional funding; competition and the risk that the noninvasive glucose sensor or our other products may become obsolete; our continued operating losses, negative net worth and uncertainty of future profitability; potential conflicts of interest; the status and risk to our patents, trademarks and licenses; the uncertainty of third-party payor reimbursement for the sensor and other medical devices and the general uncertainty of the health care industry; our limited sales, marketing and manufacturing experience; the amount of time or funds required to complete or continue any of our various products or projects; the attraction and retention of key employees; the risk of product liability; the uncertain outcome and consequences of any claims pending against us; our ability to maintain a trading market for our common stock; and the dilution of our common stock.

                     Description of Business

          ViaCirq's Extracorporeal Hyperthermia Project

CURRENT STATUS OF OUR EXTRACORPOREAL HYPERTHERMIA PROJECT

Our subsidiary, ViaCirq, is the developer and marketer of the ThermoChem HT System which received FDA clearance to market in January 2000. The Thermochem HT System heats and circulates sterile solution through inlet catheters with temperature probes placed in the upper region of the abdominal cavity with the sterile solution returning to the ThermoChem through outlet catheters placed in the lower region of the abdominal cavity.
The continuous circulation of heated sterile solution raises the core temperature of the abdominal cavity to the range of 41C (105.8F) to 42C (107.6F). This procedure is known as intraperitoneal hyperthermia (IPH). Before intraperitoneal hyperthermia is administered in a surgical procedure, the surgeon performs a midline abdominal incision to expose the entire abdominal cavity. Tumors within the abdominal cavity are surgically removed to the extent as possible. Inlet and outlet catheters are placed and then intraperitoneal hyperthermia is administered with the ThermoChem HT System for 2 hours. At the surgeons choice, chemotherapy may be administered in the abdominal cavity during the intraperitoneal hyperthermia. The combination of cytoreductive surgery, chemotherapy, along with the synergism of heat, has been used to treat patients with advanced stages of gastric cancer, colorectal cancer, appendiceal cancer, ovarian cancer and mesothelioma that has spread to the lining of the abdominal cavity with positive surgical and quality of life outcomes. These results have been published in numerous medical journals including The American Surgeon, The American College of Surgeons and the European Journal of Surgical Oncology. This combined procedure was pioneered at institutions like Wake Forest University School of Medicine and is now offered as a standard-of-care for these advanced cancers.

During 2001, we focused on marketing the system to health care institutions and to creating a working management team. In March 2001, we presented our technology at the annual Cancer Symposium Meeting of the Society of Surgical Oncologists in Washington, D.C. We also have created a management team including a chief operating officer, and vice presidents of marketing and sales. We have entered into long-term agreements with Wake Forest
University Medical Center in Winston-Salem, NC; Zale Lipshy University Hospital at Southwestern Medical Center in Dallas, TX; University of Pittsburgh Medical Center in Pittsburgh, PA; Baylor University Medical Center in Dallas, TX; and Sharp Memorial Hospital in San Diego, CA to use the ThermoChem HT System to administer intraperitoneal hyperthermia as part of their surgical oncology program. We have entered into evaluation agreements in which the Company is paid on a per IPH procedure to evaluate the program. These institutions include; Veterans Affairs Medical Center in Pittsburgh, PA; Veterans Affairs Medical Center in Cincinnati, OH; Greenville Memorial Hospital in Greenville, SC; St. Agnes Healthcare in Baltimore, MD; Dekalb Medical Center in Atlanta, GA; Kettering Medical Center in Dayton, OH; the University of Washington Medical Center in Seattle, WA; and the University of Maryland Medical Center in Bethesda, Maryland.

In 2001, ViaCirq's Board of Directors, along with their stockholders, including BICO, decided to split the two hyperthermia treatments into two separate companies. ViaCirq continues to develop, market and sell the regional hyperthermia equipment and products, and the newly-created ViaTherm will focus on the whole-body hyperthermia.

Although we had hoped to enter into an agreement with a hospital group in China, the tragic events of September 11, 2001 and their impact on international travel, trade, and communications made such an arrangement impossible at this time.

HISTORY AND DEVELOPMENT OF THE THERMOCHEM-HT SYSTEM

ViaCirq was incorporated on October 23, 1992 as IDT, Inc.
ViaCirq focused on the research and development of the ThermoChem technology and associated disposables as a delivery system for perfusion induced systemic hyperthermia, known as PISH, a form of whole body hyperthermia and regional hyperthermia in the treatment of certain types of cancers and AIDS/HIV. Perfusion induced hyperthermia is the elevation of the body's temperature, which is like inducing an artificial fever. Perfusion-induced hyperthermia can be used to raise the temperature of a regional part of the body - called regional hyperthermia; and can raise the temperature of the entire body - called systemic hyperthermia. Extracorporeal means outside the body - so extracorporeal hyperthermia uses a device to circulate blood outside the body and return it to the patient to raise the patient's temperature. Perfusion involves circulating blood. Perfusion-induced extracoroporeal hyperthermia heats blood outside the body then circulates the blood back through the body to raise the body's temperature.

In 1993, ViaCirq formed an alliance with HemoCleanse, Inc. located in Lafayette, Indiana. HemoCleanse, Inc., founded in 1989, designs, manufacturers and markets medical devices and disposables for the treatment of blood outside the body.

HemoCleanse's core product was the BioLogic System, which consists of a sophisticated, computer controlled multi-treatment device and a series of single-use disposable treatment kits. HemoCleanse's unique technology is based on special chemical sorbents that selectively remove toxins from the blood while balancing critical blood chemistries. The BioLogic System received clearance by the FDA in 1994 as a detoxifier for treatment of drug overdose; in 1996 the BioLogic SystemT received FDA clearance for use in treating patients with liver failure.
We believed that HemoCleanse's core technology was essential in developing a safe delivery system for whole body hyperthermia.

In 1993, we entered into a license agreement with HemoCleanse to develop the ThermoChem technology for delivering extracorporeal hyperthermia. Under the license agreement, we received worldwide rights to market the ThermoChem technology and disposables while HemoCleanse retained worldwide manufacturing rights for ThermoChem technology and disposables. We funded HemoCleanse's development of a prototype of the ThermoChem System for PISH.
The prototype was used in pre-clinical trials and subsequently in the first ever FDA approved clinical trial.

The ThermoChem System consists of two components: ThermoChem-HT
System and ThermoChem-SB System that are necessary for delivering PISH, a form of whole body hyperthermia.

     ThermoChem-HT System is a fully integrated system that heats, circulates and maintains desired blood/fluid temperatures in delivery of whole body hyperthermia or regional hyperthermia.

     ThermoChem-SB System is used in conjunction with the ThermoChem-HT System to deliver whole body hyperthermia by balancing blood chemistries on a real-time basis while removing toxins.

It is common knowledge that higher temperatures of the body, like natural fevers, can serve to control infections. Using this concept, the ThermoChem System induces an artificial fever to
107.6 F, which is hyperthermia. During hyperthermia, however, blood chemistries shift potentially causing severe organ damage and possibly death.

The ThermoChem System is a unique system that incorporates the features of the ThermoChem-HT, but also automatically balances electrolytes and important nutrients using the chemical exchange characteristics of the ThermoChem-SB, while simultaneously removing many small toxins. The electrolytes and nutrients flow from the sorbent to the blood until equilibrium is reached. Unbound toxins flow freely from the blood and bind to the charcoal of the suspension.

There are many methods for inducing whole body hyperthermia including radiant heat chambers, microwave heat chambers, water blankets and perfusion induced systemic hyperthermia PISH. We believe that PISH allows for a more uniform heating of the body and a higher sustained body temperature.

Perfusion Induced Systemic Hyperthermia Utilizing the ThermoChem
System

Perfusion induced systemic hyperthermia, known as PISH, is achieved through extracorporeal blood heating which involves heating the patient's blood outside the body to a maximum of
118.4 F and returning it back to the body, thus raising the body's core temperature to the desired treatment temperature up to a current maximum of 108.4 F for 2 hours. Catheters are placed in two venous access sites and attached to the disposable tubing of the ThermoChem-HT. Blood passes a roller pump that sends it onward to the heat exchanger where indirect heating of the blood occurs, raising the outside blood temperature to a maximum of 118.4 F. A portion of the blood passes through a T-connection to the ThermoChem-SB, located between the roller pump and the heat exchanger, where it is chemically balanced on a real-time basis and then returned to the blood flow path before it reaches the heat exchanger. Continually circulating blood is returned to the patient at approximately 114.8 F, gradually raising the patient's core body temperature to the desired temperature, which is measured by various temperature probes throughout the body.

Intraperitoneal Hyperthermia Utilizing the ThermoChem-HT System

In a surgical procedure cancerous growths are surgically removed from the patient's abdomen and pelvis; while all spaces and lining surfaces are opened, inlet and outlet catheters are placed. The ThermoChem-HT System raises the temperature of the abdominal cavity to a target temperature of up to 43.5C
(110.3F) by continuously circulating sterile solution throughout the abdominal cavity.

The ThermoChem-HT is a system of specially integrated subsystems and devices for fluid control and precise temperature maintenance. All operating parameters of the system are monitored by a computer and displayed and managed through an interactive video touch screen display. The operator can access all system controls and operations, in-put all necessary patient data, and define and adjust treatment parameters with just a touch of a finger.

Intraperitoneal hyperthermia offers a new choice to combat peritoneal cancers arising from gastrointestinal, pancreatic, ovarian and other metastatic tumors.

Physicians have known that cancer cells are sensitive to heat, but only recently have the mechanisms of hyperthermia on cancer cells been understood. The vascular structure in tumors restricts blood supply so a tumor will retain heat, which destroys cellular components essential for a tumor to exist. Heat also makes cancer cell membranes more permeable to certain chemotherapeutic drugs while certain chemotherapeutic drugs are strengthened by heat.

Beginning in 1994, the safety and efficacy of hyperthermia utilizing the ThermoChem technology was evaluated in the following FDA institutional review board clinical and pre-clinical approved trials.

St. Elizabeth Hospital - Lafayette, Indiana

  1. Phase I completed under protocol entitled "Evaluation of Whole-Body Hyperthermia Utilizing the ThermoChem technology in the Treatment of Kaposi's Sarcoma with AIDS." This was the first FDA approved whole body hyperthermia study and was published in The Journal of Acquired Immunodeficiency Syndrome and Human Retrovirology.

  2.   Phase II trial completed under protocol entitled
     "Extracorporeal Whole-Body Hyperthermia Treatments for HIV
     Infections and AIDS" with results published in American Society for Artificial Internal Organs (ASAIO) Journal.

The University of Texas M.D. Anderson Cancer Center

Pre-clinical studies in preparation for a Phase I trial involving thermo chemotherapy of patients with lower extremity cancers of different types has been completed at the University of Texas M.D. Anderson Cancer Center. These animal studies were used to develop the surgical techniques necessary for a clinical trial on humans and to train and familiarize the center's staff in the use of ThermoChem technology.

University of Texas Medical Branch at Galveston

Human trials are ongoing under an Investigational Device Exemption utilizing the ThermoChem System and disposables to deliver perfusion induced systemic hyperthermia for patients with non-small cell lung cancer. Non-small cell lung cancer remains a major cause of cancer morbidity and mortality in the United States and Europe. In February 2000, the FDA approved a continued clinical trial to include stage IIIb patients with non-small cell lung cancer.

One of the objectives of this trial is to evaluate the ThermoChem technology for treatment of metastatic non-small cell lung cancer with regard to patient selection, tumor response, patient performance status, and patient survival. The follow-up of the patients is patterned after the Southwest Oncology protocols, which are considered state-of-the-art to follow response of cancer to the therapy. Results of this study have been accepted for publication in Annals of Thoracic Surgery; Perfusion; and American Society of Artificial Organs.

Wake Forest University School of Medicine

In May 1998, the FDA approved an Investigational Device Exemption to allow human clinical trials utilizing the ThermoChem-HT and related disposables for intraperitoneal hyperthermia.
Intraperitoneal hyperthermia is used as an adjunctive therapy with surgery and chemotherapy.

In a surgical procedure all cancerous growths are surgically removed from the patient's abdomen and pelvis; while all spaces and lining surfaces are opened, the abdomen is perfused utilizing the ThermoChem-HT System with a heated physiologic solution circulating for a 2 hour period.

ViaCirq and the surgeons at Wake Forest believe that the ThermoChem-HT System can make the technique more effective with better temperature monitoring and control. This procedure is offered as a standard-of-care for treatment of patients with advanced ovarian and gastrointestinal cancers.

In November 2000, we began a study with Wake Forest using the ThermoChem-HT System and disposables to deliver intraperitoneal hyperthermia in combination with surgery and chemotherapy as a primary treatment of ovarian cancer. The study will involve the use of hyperthermia as an adjunct to chemotherapy following a hysterectomy and surgery to remove as much of the cancer as possible, and the hyperthermia will be repeated 6 months later during second-look surgery if the patient has no residual disease.

MEDICAL ADVISORY BOARD

ViaCirq has a medical and scientific advisory board that is made up of these professionals. Advisory Board members do not receive a fee for serving on the board, but are reimbursed for expenses incurred. Brian Loggie, MD is under a separate consultant agreement with ViaCirq that has been approved by the University of Texas Southwest to help expand the use of intraperitoneal hyperthermia with the ThermoChem-HT System.

B.  Loggie,  M.D.               Surgical Oncology; University of
                                Texas Southwestern
                                Intraperitoneal hyperthermia focus

S. Tomasovic, Ph.D.             Tumor Biology; UT/M.D. Anderson
                                Cancer biology focus

R. Fleming, Ph.D.               Pharmacology
                                Hematology/oncology focus

S.  Ash,  M.D.                  Internal Medicine; Nephrology; St.
                                Elizabeth Hospital
                                Extracorporeal blood therapy systems focus

C. Steinhart, M.D., Ph.D.       Internal Medicine;Immunology;Mercy Hospital
                                HIV specialty

M. Yatvin, Ph.D.                Radiation;Thermal Biology; Oregon
                                Health Sciences University (Retired)
                                HIV Specialty


In January 1998, ViaCirq and HemoCleanse modified their original license agreement whereby ViaCirq would acquire the manufacturing rights to the ThermoChem-HT System and related disposables for use in regional hyperthermia.

The ThermoChem-HT System and ThermoChem-SB work together to perform whole body hyperthermia with all commands originating from the ThermoChem-HT System. In order for the ThermoChem-HT System to be used in regional hyperthermia, the ThermoChem-HT had to be reconfigured to operate independently of the ThermoChem-SB System since blood chemistry balancing is not necessary in regional hyperthermia.

ViaCirq contracted with our Biocontrol Technology division, to develop and manufacture the ThermoChem-HT System to operate independently from the ThermoChem-SB System for regional hyperthermia.

In March 1999, ViaCirq entered into a license agreement with Wake Forest University in which ViaCirq licensed all proprietary developments, data and information owned by Wake Forest relating to a method of heated perfusion of chemotherapy drug in treatment of intraperitoneal and other cancers.

In April 1999, a study was completed at Wake Forest University
School of Medicine utilizing the ThermoChem-HT System for intraperitoneal hyperthermia in combination with surgery and chemotherapy in patients with advanced ovarian and gastrointestinal cancer.

In January 2000, HemoCleanse and ViaCirq received FDA clearance to market the ThermoChem-HT System and related disposables, which are used to raise the core temperature of the abdominal cavity to the desired temperature in the 41 C (105.8 F) to 42 C (107.6 F) range by continuously bathing the abdominal cavity with circulating sterile solution.

ViaCirq progressed during 1999 and 2000 from product development and clinical trials to an operational company that will market the ThermoChem-HT System and related disposables.

In June 2000, ViaCirq amended the license agreement with HemoCleanse whereby HemoCleanse granted ViaCirq a limited, exclusive worldwide, fully paid-up, irrevocable, perpetual license limited to the relevant field of use in hyperthermia to manufacture the ThermoChem-SB and SB treatment kits. All patents and patent applications in whole body hyperthermia owned by HemoCleanse were assigned to ViaCirq, the consideration for the above was 1,042,253 shares of HemoCleanse common stock.
Since 1994, we invested $2,460,065 in HemoCleanse stock. Of the $2,460,065 invested in HemoCleanse common stock, approximately $1,018,750 was invested in 1994; $1,310,822 in 1995; and $130,493 in 1998. These investments were considered speculative throughout the term of the investment because HemoCleanse was continually operating at a deficit due to its research and development activities. Throughout those periods, HemoCleanse incurred net losses, accumulated deficiencies in assets, and no net tangible assets. Our management considered all HemoCleanse funding to be research and development expenditures and did not recognize any goodwill due to the absence of a proven technology. Due to HemoCleanse's financial condition and the absence of a fair market value for the HemoCleanse common stock, all amounts invested in HemoCleanse were expensed when the investments were made.

In August 2000, ViaCirq entered into a 3-year agreement with North Carolina Baptist Hospitals to provide our ThermoChem-HT System and disposables to Wake Forest University Baptist Medical Center. In November 2000, ViaCirq entered into a contract to provide our ThermoChem-HT System and disposables to Zale Lipshy University Hospital.

We've spent approximately $18.7 on this project through September
30, 2001. We have been funding this project since 1992 with money we raised selling our securities, including our stock or convertible debentures.


               Petrol Rem's Environmental Projects

BIOREMEDIATION AND OIL SPILL CLEAN UP

We are involved in the field of biological remediation, or bioremediation, development. Bioremediation technology uses naturally occurring microorganisms or bacteria to convert various types of contamination, like oil spills, to carbon dioxide and water. The product, PRP, which stands for Petroleum Remediation Product, is designed as an environmental microbial microcapsule, which is used to collect, contain and separate oil-type products in or from water. The product's purpose is to convert the contaminant, with no leftover residue in need of disposal. When the PRP comes in contact with the petroleum substances like oil spills, the oil spills become bound or attached to the PRP, and they stay afloat. Because the product contains the necessary nutrients and microorganisms, the bioremediation process begins immediately, which limits secondary contamination of the air or surrounding wildlife. Eventually, the product will break down both the petroleum and itself, leaving nothing but carbon dioxide and water.

In late 2000, Petrol Rem acquired 51% of INTCO, a Louisiana company that specializes in regional oil spill clean-ups, primarily on the Gulf coast of southeast Louisiana, for an investment of approximately $1.25 million, all of which was paid during 2001. INTCO has been using Petrol Rem's oil spill clean-up products in clean up projects. INTCO was generating income when we acquired our interest in 2000, and its revenues have helped Petrol Rem's revenue flow.

Petrol Rem's revenues increased significantly during the first three quarters of 2001, due primarily to INTCO's revenues. Petrol Rem's total revenues for the first three quarters of 2001 were approximately $2.475 million. Of that, approximately $2.4 million was from INTCO and $75,000 was from bioremediation products.

Petrol Rem received a distribution agreement for approximately $125,000 per year from Alaskan oil spill clean-up company called F.R.O.G. to distribute Petrol Rem products. The contract has an initial term of one year, with automatic renewals on a yearly basis. Due to the September 11th tragedy, the Alaskan company was initially focused on other matters, and they placed their first order in November 2001. Due to the extreme winter weather in Alaska, we expect additional orders to begin in the spring.

Part of Petrol Rem's initial research and development involved field-testing supervised by the National Environmental Technology Applications Corporation. That group, which is known as NETAC, is endorsed by the Environmental Protection Agency to determine whether products are effective. As a result of their testing, NETAC reported positive results regarding the effectiveness of the product.

PRP is now being manufactured and marketed for use in water and on solid surfaces in the form of Petrol Rem's OIL BUSTER product, which is used for small oil cleanups on hard surfaces such as the floors of manufacturing facilities, garages and machine shops, or as a container for heavy petroleum sludges.

The product is listed on the EPA's National Contingency Plan Product Schedule, and is available in free-flowing powder or absorbent socks. In 1995, the EPA required that all products previously listed on the National Contingency Plan Product Schedule be submitted to additional testing. Because PRPr successfully passed the test conducted by NETAC, the product was requalified for listing on the EPA's product schedule. In addition, PRP was one of only fourteen products listed after the 1996 Alternative Response Tool Evaluation System was implemented.

In April 1993, Petrol Rem entered into a lease for a facility in the Pittsburgh, Pennsylvania area, which is used to manufacture PRP. The current lease has a renewable three-year term, with monthly rental payments of $4,661 plus utilities and applicable business privilege taxes. Petrol Rem purchased equipment, which has the capability to produce PRPr in quantities of 2,000 pounds per day, and has built an adequate inventory.

Petrol Rem also completed development of a new spray applicator for its PRP product. The new applicator is a lightweight, portable unit, which provides a more continuous flow of product. The lighter weight and smaller size will allow easier access to remote sites, which were impossible to reach with the previous applicator.

In addition to PRP, Petrol Rem also developed other products.
In order to address water pollution issues at marinas, Petrol Rem introduced the BIOSOK, which is PRP contained in a 10" fabric tube, and is designed and used to aid in the cleaning of boat bilges. Bilges are commonly cleaned out with detergents and other chemicals, which cause the oil pumped out of the bilge to sink to the bottom of the water, where it is harmful to marine life, and becomes difficult to collect. In addition, it is illegal to dump oil or fuel into the water. The BIOSOK, when placed in the bilge, absorbs and biodegrades the oil or fuel on contact, which significantly reduces or eliminates the pollution; then the product biodegrades itself. As a result, BIOSOK helps to keep waters clear. In addition, BIOSOK helps eliminate the chore of bilge cleanup, and helps users such as boaters and marinas to avoid fines for pumping oil and fuel into the waterways, which is prohibited. The U.S. Coast Guard is using the BIOSOK in certain regions on their vessels and maintains a sufficient supply to provide continuing availability.

Petrol Rem's BIOBOOM product is used in water clean-up projects. The product is a 3" x 10' fabric tube which is filled with PRPr, and is used to both contain and biodegrade contaminants in water. BIOBOOM is a superior product to most containment products because, in addition to containing the oil or fuel spill, or restricting the spread of an anticipated spill, it also biodegrades the contaminant, and then biodegrades itself. These features act to virtually eliminate secondary contaminants, thereby reducing disposal and clean-up costs.

Petrol Rem markets the BIOSOK and BIOBOOM at wholesale prices ranging from $11-$13, and $110-$130, respectively, depending on the quantity purchased.

Petrol Rem is marketing PRP through trade shows, magazines, direct mail advertising, and direct contacts with companies and consultants specializing in petroleum clean-up, as well as marketing directly to municipalities and corporations with needs for the product. Petrol Rem also has an international market, with its primary customers in Indonesia and Europe.

We believe that we have spent all of the funds necessary to complete the development of its bioremediation products, and to build up sufficient inventory pending additional orders. We expect that our expenses going forward will be for marketing and
sales.   We spent approximately $16.8 million on this project
through September 30, 2001. We have been funding this project since 1992 with money we raised by selling our securities, including our stock or convertible debentures.

TIRE PILE CLEANUP AND OTHER PROJECTS

In 2000, Petrol Rem formed a joint venture called Tireless, LLC, which was formed to handle the environmental and business concerns arising from scrap and discarded tires. In 2001, Tireless obtained a portable tire shredder, which allows Tireless to go directly to the tire pile sites to coordinate
shredding and recycling.   In September 2001, Tireless received a
sub-contract to remediate discarded tires at one of the nation's largest tire piles near Upper Sandusky, Ohio. Tireless is now shredding tires at that site, and we began billing during the
third quarter of 2001.   We believe the Tireless sub-contract
could generate revenue of at least $500,000 over the next year based on our equipment's capacity to shred tires over the one-year period of the contract.

During 2001, through our subsidiary Petrol Rem, we've also loaned money to Practical Environmental Solutions, Inc., a Pennsylvania company that acquired technology used to safely convert municipal sludge to recyclables that comply with state and federal environmental laws. Petrol Rem has loaned a total of $3.1 million to Practical Environmental as of September 30, 2001. Practical Environmental has made interest payments on the amount due. The loan, which was originally due on August 31, 2001 has been extended until May 31, 2002; no principal payments have been made to date. Our management is considering whether to convert all or part of that loan to an equity investment - they are making that decision because Practical Environmental is willing to make that conversion and because Practical Environmental has been generating revenues since January 2001. As of September 30, 2001, Practical Environmental's internal financial information shows revenues of $426,000; they are still operating at a loss. We don't currently intend to make any additional loans or investments in Practical Environmental, except for the possible conversion of the existing loan to equity.

               Rapid HIV Detection Corp.'s HIV Test Project

     In 2001, we formed Rapid HIV Detection Corp. to market rapid HIV tests. Those rapid HIV tests include:

            InstantScreen, which is the initial test for HIV;

            InstantConfirm, which is used to verify all positive
             results; and

            InstantDifferentiate, which indicates whether the patient
             has HIV-1 or HIV-2. HIV-1 is the most common form of HIV; HIV-2 is a less aggressive form found in some parts of the world, including West Africa.

     The InstantScreen test takes 30 seconds to produce results. Only a few drops of blood are needed, and the blood is drawn with a finger prick, rather than intravenously with a needle and vial of blood. No additional material or special knowledge is needed to administer the test, and only elementary level reading skills are required. The test can be produced in different formats, depending upon whether it will be used in a doctor's office, hospital or in the field.

     The InstantConfirm test takes about 8 minutes to perform and is the first rapid HIV test to use the Western-Blot type HIV confirmation technology. The Western-Blot is recognized as the gold standard of HIV confirmation. This phase of the test is critical, since false-positive results have been a significant historical problem with HIV testing.

     The InstantDifferentiate is used if the patient tests positive for HIV, in order to determine whether the patient is infected with HIV-1 or HIV-2. HIV-2 is a less aggressive form of HIV that causes AIDs after a longer period of time than HIV-1, and is prevalent in certain parts of the world, including West Africa.

     In order to acquire the exclusive, world-wide marketing rights to the rapid HIV tests, we entered into a marketing agreement with GAIFAR, a German company which owned all the rights to the tests, and Dr. Heinrich Repke, the man who developed the tests. The marketing rights were assigned to Rapid HIV Detection Corp - we own 75% and GAIFAR owns 25% of Rapid HIV's common stock. GAIFAR retained the manufacturing rights for
the tests.   We entered into the agreement in June 2001 and
acquired the marketing rights at that time. The initial terms of the agreement allowed us a due diligence period of 8 weeks to withdraw from the agreement, but in July, all the parties agreed to extend that date until October 15, 2001. The parties also agreed that we would need to provide a copy of a resolution signed by our board of directors approving the contract. In October, we completed our due diligence period and our board provided their unanimous resolution, making the marketing agreement fully effective, which means that we no longer have a
right to withdraw.   The marketing agreement, which we filed as
an exhibit to a Form 8-K filed October 15, 2001, has a minimum ten-year term and calls for total payments of $7,000,000 through the 3rd quarter of 2002. When the marketing agreement became effective in October 2001, all funds previously loaned were applied to the total $7 million consideration. The original agreement called for a loan in the amount of $500,000 to the owner of the rapid HIV tests and technology, but we agreed to loan another $125,000 during the 2nd quarter while we continued our due diligence, so the total loans were $625,000 as of June 30, 2001. During the 3rd quarter of 2001, we loaned an additional $375,000 while we completed our due diligence; therefore, the total loan amount applied to the $7 million total
due was $1 million.   That loan was made part of the
consideration we paid to acquire the exclusive worldwide marketing rights to the rapid HIV tests and technology, and is now part of our investment in Rapid HIV. The remaining $6 million in payments are due from October 20, 2001 through August 20, 2002. The payments include a range of $125,000 per month for the 3 months from October- December 2001 to $1 million per month
for the 4 months from April - July of 2002.   The original
marketing agreement provided for payments through the 2nd quarter of 2002, and we renegotiated for a longer payment period in October 2001.

     If we fail to make the payments when they are due, we will lose the marketing rights. Our management entered into the Marketing Agreement and plans to spend that money because they believe that the tests are superior, and that we will be able to sell them to generate revenue. The tests are priced according to the quantities purchased and the purchaser's intended use. For example, InstantScreen tests are priced at $5 or less - we plan to charge a research facility, like Walter Reed, less than $5, and charge commercial users closer to $5, depending upon the quantity. The InstantConfirm and InstantDifferentiate tests will probably be sold together, and we plan to charge between $12-15 for that package.

     Based on studies conducted by various health institutions, which are summarized in the next two bullet points, our management believes investing in Rapid HIV is in the best interest of our company:

          In approximately 200 tests performed by the Noguchi Memorial Institute for Medical Research in Ghana, as well as 250 samples in an evaluation by the World Health Organization, and 150 samples evaluated by the National Institute for Virology in South Africa, our rapid HIV test performed with 100% accuracy.

          Walter Reed Army Institute of Research completed its own evaluation of the our rapid HIV test - in nearly 600 samples, our rapid HIV test showed perfect results - 100% sensitivity and 100% specificity.

Our management also believes that investing in Rapid HIV is a good use of our company's funds because they believe that our rapid HIV tests are superior overall to other available tests, including Determine, Oraquick and Medmira:

          One significant problem with other tests is that they have not performed as well in the field as they have in a laboratory. Our Rapid HIV tests can be used anywhere. This enables us to take the tests directly to the people who need it, rather than trying to convince them to travel distances to laboratories or hospitals.

          Another significant problem with HIV testing on a massive scale is time - only a rapid HIV test will work. The speed of our tests allows each patient to receive results immediately, without leaving the test site. Tests that require the patient to leave samples and return for them later not only jeopardize confidentiality - but those tests are also susceptible to an alarming but common occurrence - patients who never return for their test results.

          Our test does not require refrigeration and contains compounds that destroy the HIV cells and other infectious cells contained in test sample. Those cells are destroyed by one of the chemical agents included in the test solution for that purpose - those chemical agents can only destroy the cells in the test sample, and cannot help to cure HIV. This means our tests can be discarded without further sterilization or the need for toxic waste treatment.

          The result of our test can be permanently attached to the patients' file, allowing the patient to provide his HIV status at any time.

          Our tests are affordable - we plan to charge $5 or less in most instances for the InstantScreen test.

Although our initial focus is marketing our rapid HIV tests outside the United States, we are also pursuing FDA approval to sell the test in the U.S. GAIFAR and Dr. Repke began the FDA process in November 2000 and we are currently working with GAIFAR to design the trials needed for a full submission. Our past experience with the FDA indicates that it will not be a quick or easy process. We began trying to obtain FDA approval for our noninvasive glucose sensor in 1994, and we still don't have FDA approval. We've conducted several sets of clinical trials in our effort to obtain FDA approval for our noninvasive glucose sensor, and the trials we began in October 2000 are continuing. We have not received any revenue from our noninvasive glucose sensor since 1999.

         Biocontrol Technology's Manufacturing Projects

In 2001, our Biocontrol Technology division increased its efforts to obtain manufacturing contracts to utilize our manufacturing facility in Indiana, PA., while we are waiting for the clinical trials on the Diasensor to proceed. The division received a $1.5 million manufacturing contract from the U.S. Army, and $238,000 manufacturing contract from a private company. We believe the U.S. Army contract will generate $1.5 million in revenue during the first year, beginning in the 4th quarter of 2001, with additional revenue for two additional years.


          Diasense's Noninvasive Glucose Sensor Project

CURRENT STATUS OF THE NONIVASIVE GLUCOSE SENSOR

In August 1999, we hired Joslin Diabetes Center to help us with our FDA submission. Joslin Diabetes Center designed and is conducting the clinical trials the FDA requires before they will give us approval to market the sensor.

Our contract with Joslin calls for Joslin's representatives to conduct a clinical study on the effectiveness of the Diasensor 2000. The FDA approved Joslin's protocol for the clinical study in August 2000. In the Joslin contract, we agreed to pay for the study, and Joslin agreed to provide us with a report on the data gathered. Joslin also has the right, subject to confidentiality provisions, to publish the results of the clinical trials. The Joslin contract requires us to pay fees for their services - those fees are being paid as the clinical trials continue.

 In February 1999 we submitted a PMA shell to the FDA for the Diasensor. The PMA shell is part of a revised FDA procedure, which divides submissions into modules, or parts. These modules, which were designed to facilitate and expedite FDA review, contain different pieces of the full PMA submission. However, from both our own experience and by observing other module submissions, we do not believe that the FDA intends to "approve" the PMA one module at a time. Rather, we have had meetings with the FDA, including the October 1999 meeting, where requirements for the "next step" in the process have been discussed without a specific FDA finding on prior submissions.

In May 1999, we submitted the first module, which covered manufacturing methods and procedures for the Diasensor 2000. The FDA asked for additional information in September 1999, and we responded. We filed the second module in May 2000. The second module contained information regarding electrical and mechanical standards for the FDA's requirements on safety and effectiveness, and a description of how our noninvasive glucose sensor will be used by patients. Future modules will include raw data and laboratory study methods and test results. We'll make the final PMA submission when our clinical trials are completed, and that submission will include human clinical results and a summary of safety and effectiveness data.

Clinical trials began in October 2000 at Joslin Diabetes Center in Boston. The trials are designed for a total of 200 diabetics, all of whom will participate for nine months. Trials will also be conducted at eight other sites: St. Luke's-Roosevelt Hospital Center in New York City; SUNY Health Science Center in Syracuse, New York; Hershey Medical Center in Hershey, Pennsylvania; Dr. David Huffman in Chattanooga, Tennessee; New Britain General Hospital in New Britain, Connecticut; Tulane Medical Center in New Orleans, Louisiana; and University of North Carolina in Chapel Hill, North Carolina; and the University of Maryland in Baltimore, Maryland. We are also working with Amarex, LLC, an independent research organization headquartered in Washington, D.C., which has experience in conducting clinical trials, to monitor our clinical trials. Amarex is collecting data, and providing training, data and site management, including
statistics and report writing, at all nine sites.   Working with
Joslin and Amarex, we plan to submit data to the FDA when the trials are completed. As of November 2001, we have over 100 patients involved in the trials, and the trials are continuing. We can't report on our progress in the trials until they're completed, so we can't tell you how well they are going, or when we expect that they will be completed. We also plan to work with outside biomedical consultants to help us obtain FDA approval following these clinical trials; however, we can't assure you when or if that will happen.

The Diasensor 2000 will be used as part of a system of care that includes home use of the Diasensor with regular evaluation of the patient's blood glucose trends as determined by the device. The Diasensor also contains a telemedicine feature that can be used with our DataCONN service to store and group the patient's glucose measurements over time.

As with all other FDA-related activities, we cannot provide any assurances as to the date when we'll complete our studies, when we'll submit our next PMA module, or when the FDA will complete its review of our submission.

Although our research and development team continues to have discussions with the FDA, due to the complex, technical nature of the information being evaluated by the FDA, it is impossible for us to estimate how much longer the FDA approval process will take.

FDA approval is necessary to market the Diasensor in the United
States. In 1999, we also focused additional effort on the European market; since no material sales have occurred, we've discontinued our European marketing efforts.

Based on contracts between BICO and Diasense, BICO has the exclusive right to manufacture the noninvasive glucose sensor. Diasense will pay BICO for manufacturing, and that's how BICO will make money if we ever successfully market and sell the noninvasive glucose sensor.

Diasense is responsible for the marketing and sales of the noninvasive glucose sensor. Diasense plans to market the noninvasive glucose sensor and the telemedicine program directly to diabetics, through their doctors' orders. We may set our prices too high, which will limit our sales, unless we can convince health insurance companies to pay for them. Because the health insurance industry is in a constant state of change, we can't predict whether - when - or if - we will convince them to pay for our noninvasive glucose sensor or the telemedicine program. We have estimated, based on information from the American Diabetes Association, that there are about 15.7 million diabetics in the United States, but not all diabetics will be suitable users of our noninvasive glucose sensor. Those diabetics who require and benefit from frequent glucose monitoring and whose physicians adjust their insulin dosages based on glucose averages over time make up the potential market for our sensor, and we can't accurately estimate the size of that market at this time.

HISTORY AND DEVELOPMENT OF THE NONINVASIVE GLUCOSE SENSOR

Along with Diasense, we've been working to develop a noninvasive glucose sensor for diabetics that is able to measure glucose without having to draw blood. Most currently available glucose monitors require the drawing of blood by means of a finger prick.

Our initial research and development with insulin pumps led to a theory by which blood glucose levels could be detected noninvasively by correlating points on the infrared spectrum that are reflected by electromagnetic energy through the skin. We studied this method in 1986 and 1987 using laboratory instruments and working with consultants at Battelle Memorial Institute in Columbus, Ohio. The results of the studies provided information regarding the use of infrared light in the noninvasive measurement of glucose. The information from the studies, along with later additional work, led to a patent application by our research team in 1990. A patent covering the method was granted to our research team and assigned to Diasense in December 1991. Diasense purchased those patent rights from us under a purchase agreement. We filed a second patent application in December 1992, which was granted in January 1995. That second filing contained new claims, which extended the coverage of the patent based on additional discoveries and data obtained since the original patent was filed. We assigned the rights to that patent
to Diasense.   We developed additional concepts to improve the
capability of the instrument to recognize blood glucose, and, in May 1993, filed corresponding patent applications. As of November 2001, a total of 14 U.S. patents and two foreign patents have been issued, with additional patent applications pending.
We have the right to develop and manufacture sensors based on contracts with us.

Our research team advanced this technology base through the development of several research prototypes, which were tested in human clinical trials. We conducted a trial on 110 human subjects in March 1992. In that trial, we recorded spectral, blood and chemical data for analysis in order to develop calibration data for the noninvasive glucose sensor. We conducted a second trial on 40 human subjects in July 1992 that indicated that the device did not have a satisfactory signal-to-noise ratio to allow for sufficient accuracy to be acceptable for patient use. Signal-to-noise ratio is determined by the relationship of the signal, which is the glucose level, and the noise, which are the random interferences, such as differences in skin surfaces. We conducted other trials at several testing sites under the guidance of the sites' Institutional Review Board using prototypes, which addressed the signal -to-noise problem. We designed and constructed those prototypes to simulate production models.

On January 6, 1994, we submitted the initial 510(k) Notification to the Food and Drug Administration for approval to market the production model, the Diasensorr1000. A 510(k) Notification is a type of FDA filing used to ask the FDA to approve a device for sale in the U.S. We based the submission on data obtained from the advanced research prototypes, since we believed that the production model would be identical to the advanced prototypes. In February 1996, the FDA convened a panel of advisors to make a recommendation regarding our 510(k) Notification. The majority of the panel members recommended that we conduct additional testing and clinical trials of a production model prior to marketing the Diasensor 1000. We, along with Diasense, announced that we would remain committed to bringing the Diasensor 1000 to diabetics, and that additional research, development and testing would continue.

Due to continued delays in the FDA approval process, and while continuing to work with the FDA and conduct its mandated testing, we turned our focus to other markets for the Diasensor 1000 besides the U.S.

In 1998, we were awarded International Organization for Standardization certification by TUV Rheinland, a German company authorized to conduct such audits, which was contracted to perform an audit of our quality system. We were awarded ISO Certification to the 9001 standard, which is evidence that we have, in place, a total quality system for the design, development and manufacture of our products. We were also awarded EN46001 Certification, indicating we meet European standards for medical devices. Once the ISO 9001 certification was approved, and a technical file was submitted and approved by TUV Rheinland, we received approval to apply a CE mark to the device. Much like an Underwriters Laboratory "UL" mark, the CE mark is provided by the regulatory bodies of the European Community, or by authorized private bodies, such as TUV Rheinland, to indicate that the device adheres to "quality systems" of the ISO and the European Committee for Standardization. The CE mark permits us to sell the Diasensor in Europe, although we have discontinued our marketing efforts in Europe.

With regard to marketing the device within the United States, we continued to work with the FDA to obtain approval. After discussions with the FDA, we submitted a revised 510(k) Notification in October 1996, which was followed by continued discussions with the FDA. During 1997 and 1998, we continued to meet with the FDA, and established a protocol for in-home testing of the Diasensor 1000. Due to our cash flow problems during 1998, testing did not proceed at the pace originally anticipated, and completion of the testing was delayed.

We continued various aspects of the Diasensor development, which resulted in a method that will allow the patient to transmit the readings generated by the noninvasive glucose sensor to the patient's clinic or physician. Following an in-depth marketing study, we determined that the machines with this capability are more attractive to the patient, since there is the possibility of selling a telemedicine service which includes the machine, the patient, and his or her physician. This model of the Diasensor has been named the Diasensor 2000 to differentiate between the earlier models. Based on advice from the FDA, we decided it was in our best interest to submit a PreMarket Approval Application to the FDA, rather than continue with the 510(k) Notification process, in order to seek FDA approval for the Diasensor 2000.
In 1999 the FDA implemented a new PMA system. Under the new system, individual modules - or parts - of a PMA submission could
be made as they were ready.   We discuss our PMA submissions in
the "Current Status of the Noninvasive Glucose Sensor" section, which follows.

The Diasensor is a spectrophotometer, which is a machine capable of illuminating a small area of skin on a patient's arm with infrared light, and then making measurements from the infrared light that is reflected back into the device. The device then displays the measurement in a window on the top of the device for the user to read. The Diasensor uses internal mathematical calculations and customized software to calculate a glucose measurement.

Since the Diasensor will be calibrated individually, each instrument will be sold in the U.S. by prescription only and will be calibrated in the patient's home. This feature may limit the marketability of the Diasensor, and if the device is unable to qualify for third-party reimbursement - which means if the health insurance companies won't pay for it -we will have a hard time marketing and selling the device.

                         Other Projects

Implantable Technology

In April 1996, we received FDA approval to market our theraPORTr Vascular Access System. The approval was granted in response to our 510(k) Notification filed in January 1996. The device is made up of a reservoir, which is implanted beneath the skin in the chest region with a catheter inserted in a vein and provides a delivery system for patients who require continual injections. Because such repeated injections can cause veins to shut down and collapse, the theraPORTr offers an improved delivery system by eliminating that trauma. If necessary to accommodate multiple drug therapy with incompatible drugs, dual ports can be implanted. Such devices are frequently used in cancer drug therapy. We began selling the standard ports during the second quarter of 1997. A second device with a low profile was developed for pediatric use, and a 510(k) was submitted to the FDA in November 1997 for marketing approval. In early February 1998, we submitted a supplement to the FDA in response to a request for additional information, and the FDA granted its approval that same month. We are currently developing a dual port device and plan to submit another 510(k) for that device; however, our biomedical efforts continue to be focused on the Diasensor, so it is impossible for us to estimate when that submission might occur.

Through our subsidiary, Coraflex Inc., we are engaged in the development of a polyurethane heart valve, which we believe may not have the disadvantages of the mechanical and other synthetic valves currently being marketed. The Coraflexr valve, which resembles the human heart's aortic valve, is made by means of a proprietary manufacturing process. We believe that the polyurethane we use to make our heart valve is stronger and more resistant to fatigue compared to other valves. In vitro testing, some of which has been performed through the Children's Hospital of Pittsburgh, of the Coraflexr valve to date has demonstrated that our valve has superior fatigue resistance and flow characteristics compared to other devices. We must conduct additional development and testing before we can submit our valve to the FDA to begin testing it on humans. We'll need additional funding to do that, and we don't know when, or if, and FDA submission or testing will occur.

We also developed technology for other implantable devices, such as hemodialysis ports, implantable insulin dispensers and
rate-adaptive pacemakers.   Because we decided to focus most of
our resources on the noninvasive glucose sensor, we haven't made any real progress on these other projects, so they are all in very preliminary stages of development.
DataCONN

In March 2001, Diasense launched its DataCONN service. Diasense has been developing this service as our telemedicine system to be used in combination with our Diasensor, but it can also be used currently by diabetics who monitor their blood glucose levels using an invasive device. Doctors and other professional caregivers can also have access to the information to make treatment decisions for their diabetic patients.

The DataCONN service is available to anyone who has a touchtone telephone or access to the internet for a yearly subscription of $59. The patient enters blood glucose levels and the service includes a software program that automatically transmits the patient's glucose measurements to a secure website via the internet, where they can be viewed and evaluated by the patient and his or her health care provider. The data can be graphed and displayed in a variety of ways and for a variety of time periods as needed. This use of historical readings is critical in the patient's analysis of trends in glucose levels, an important tool in both the treatment of diabetes and the use of insulin.

Diabecore Medical, Inc.

During fiscal 2000 and 2001, through Diasense, we invested in Diabecore Medical, Inc., a Canadian company that is conducting research and working with other research institutions to develop a new type of insulin to treat diabetes. In preliminary studies, this new insulin has demonstrated effectiveness in controlling hyperglycemia without risk of severe hypoglycemia. Laboratory tests indicate that this new insulin, when administered in large doses, extends the duration of insulin action for improved control of glucose levels, rather than producing hypoglycemia. Those tests also have shown the new insulin to be 3 to 4 times less hypoglycemic when compared to presently available insulin. William D. Lougheed and Kusiel Perlman, M.D. are developing Diabecore's insulin with the support of the Research Institute of the Hospital for Sick Children in Toronto, where insulin was discovered, and the Loyal True Blue and Orange Research Institute in Richmond Hill, Ontario. We have invested a total of approximately $987,500 in Diabecore, and Diasense owns approximately 24% of Diabecore's stock. We currently have no plans to make additional investments in Diabecore

MicroIslet, Inc.

During fiscal 2000 and 2001, through Diasense, we also invested in MicroIslet, Inc. MicroIslet is a California company that is developing several diabetes research technologies with Duke University that focus on optimizing microencapsulated islets for transplantation. The current research involves the use of microencapsulated pancreatic cells, which are transplanted into diabetic animals. The initial trial on a non-human primate continues to provide very encouraging results. The diabetic animal achieved and maintained normal glucose readings for over one year following the transplant. MicroIslet believes that there are several benefits to using the microencapsulated islets for transplants, rather than transplanting human pancreatic cells. One benefit is the supply; the only source of human cells is from deceased organ donors, and more than one donor is needed for each transplant. In addition, human transplants involve a serious course of immuno-suppression therapy so the human recipient does not reject the transplanted cells. Dr. Emmanuel Opara, Ph.D. is the director of islet transplantation research at Duke University Medical Center, and he is heading up the research team. Dr. Opara's team is replicating the testing on 3 more primates to obtain additional data to support a planned request to the FDA to conduct human trials. We have invested a total of approximately $1.6 million in MicroIslet and Diasense owns approximately 20.2% of MicroIslet's stock. We currently have no plans to make additional investments in MicroIslet.

Metal-Plating and Coating Technology

CCTI, which stands for Ceramic Coatings Technologies, Inc., is a Florida company that developed a ceramic coating used for metal components. CCTI then developed a product line for sharpeners used for knives and other tools in the professional culinary field, for sportsmen's knives and fish hooks, for professional woodworkers and for household use. Although we've begun to receive revenues from CCTI, which aggregated approximately $80,000 for the first nine months of 2001, we have decided to sell CCTI and are in active negotiations with a buyer.
In March 1998, we acquired an interest in a metal-plating company, because we estimated that the product would generate revenue and profit. We were wrong - the actual results were very different from our original estimates. The project did not generate any revenue during 1998 or 1999. Our early estimates were based upon our assessment not only of the marketability of the product, but on our ability to penetrate the metal finishing market using the features of the product. Our actual experience shows that it is much more difficult to exploit the existing market, regardless of whether or not the product has superior features. As a result, we discontinued operations and made the appropriate adjustments to our financial statements to reduce the value of this investment, which totaled $4.6 million - we funded that investment through sales of our securities including our
debentures.   In 2001, we reached an agreement with the people
who sold us the interest - we still owed them money from the purchase. They agreed to restructure the total $5,450,348 due to them and to reduce the amount to $2,887,500. As of December 31, 2001, we had made payments totaling $387,500, and issued them $2 million of our series I convertible preferred stock. The common stock underlying that preferred stock is included in this prospectus.

Internet Business Services

We made investments in a company called B-A-Champ.com. That company evolved from an internet card-trading company to an internet business service provider and became TruePoints, Inc. TruePoints provides internet marketing retention and promotional services for businesses. You should visit TruePoints website at www.truepoints.com to see how TruePoints operates and the type of promotional and customer retention programs they provide. Fred Cooper, our CEO, owned stock in B-A-Champ but during 2001, he gave that stock to BICO. As of September 30, 2001, we had invested a total of $971,000 in the project since the beginning of 2000.

American Inter-Metallics

During 1999, we made our initial investment in American Inter-Metallics, Inc. AIM has its operations in Rhode Island, and is developing a product that enhances the performance of propellants. AIM is developing specialized equipment and a process for producing a product, which AIM believes will increase the burn rates of current propellant formulas. AIM believes that, by increasing the burn rate of propellants, its product will improve the performance of rockets and other machinery. During 2000, AIM completed its prototype and is now testing the equipment. We invested $525,000 in AIM during 1999, and made additional investments of $285,000 during 2000 and $190,000 in 2001 for a total investment of $1 million, or 20% of AIM.
AIM's product is in the research and development phase; we can't give any assurances that it will be successful or profitable.

All this information regarding our projects is in summary form, and the status of each project is subject to constant change. We can't assure that any of our projects will be completed or successful.

RESEARCH AND DEVELOPMENT

We continue to be actively engaged in the research and development of new products. Our major emphasis has been the development of a noninvasive glucose sensor. In order to raise funds for the research and development of new products, we sell our stock and convertible securities.

MARKETING AND DISTRIBUTION

Petrol Rem began marketing of its bioremediation product, PRPr, in mid-1993, and is now sold in quality marine supply stores in the coastal areas of the United States, Canada, Europe and South
East Asia.

ViaCirq received FDA approval to market its ThermoChem-HT SystemT and related disposables used for regional cancer treatment.
None of our current projects have generated any meaningful sales or revenue, although ICTI is generating revenue by providing environmental clean-up services by using our PRP products. PATENTS, TRADEMARKS AND LICENSES

We own patents on certain products and we file applications to obtain patents on new inventions when practical. Additionally, we try to obtain licenses from others when we think it's necessary to conduct our business.

We rely on trade secret protection for our confidential and proprietary information. Although we and our affiliates, Diasense, ViaCirq and Petrol Rem, take all reasonable steps to protect such information, including the use of confidentiality agreements and similar provisions, we can't assure that others will not independently develop substantially equivalent proprietary information or techniques, otherwise gain access to our trade secrets, disclose such technology, or we can meaningfully protect its trade secrets.

Noninvasive Glucose Sensor

Diasense owns a patent entitled "Non-Invasive Determination of Glucose Concentration in Body of Patients" which covers certain aspects of a process for measuring blood glucose levels noninvasively. That patent was awarded to BICO's research team in December 1991 and was sold to Diasense under a purchase agreement dated November 18, 1991. The patent will expire, if all maintenance fees are paid, no earlier than the year 2008. If clinical testing or regulatory review delays marketing of a product made under the patent, we may be able to obtain an extension of the term of the patent. Our patent relates only to noninvasive sensing of glucose but not to other blood constituents. We have filed corresponding patent applications in a number of foreign countries.

As of November 2001, a total of 14 U.S. and two foreign patents have been issued, all of which have been assigned to Diasense,
and additional patents are pending.    Corresponding patent
applications have been filed in foreign countries where we anticipate marketing the noninvasive glucose sensor.

Our research team continues to file patent applications, provisional patent applications, some of which are being converted into PCTs - Patent Cooperative Treaty - that reflect the continued research and development and additional refinements to the noninvasive glucose sensor.

We or Diasense may file applications in the United States and other countries, as appropriate, for additional patents directed to other features of the noninvasive glucose sensor and related processes.

We know that competitors currently developing non-invasive glucose sensors own patents directed to various devices and processes related to the non-invasive monitoring of concentrations of glucose and other blood constituents. It is possible that those patents may require us to alter any model of the noninvasive glucose sensor or the underlying processes relating to the noninvasive glucose sensor, to obtain licenses, or to cease certain activities.

We also rely upon trade secret protection for our confidential and proprietary information. Although we, along with Diasense, take all reasonable steps to protect such information, including the use of confidentiality agreements and similar provisions, there can be no assurance that others will not independently develop substantially equivalent proprietary information or techniques, otherwise gain access to the our trade secrets, disclose such technology, or that we can meaningfully protect our trade secrets.

We have registered our trademark "Diasensor ", which is intended for use in connection with the Diasensor models. We intend to apply, at the appropriate time, for registrations of other trademarks as to any future products.


Extracorporeal Hyperthermia

In September 1992, a research team funded by us applied for a domestic patent in connection with the use of perfusion-induced extracorporeal hyperthermia and the treatment of HIV-positive patients; the patent has been assigned to ViaCirq. In October 1994, ViaCirq received notification that the patent application for its specialized method for whole-body hyperthermia has been issued.

The patent entitled "Specialized Perfusion Protocol for Whole-Body Hyperthermia" contains seventeen claims for the hyperthermia procedure, including the method of heating all of the blood in the extracorporeal blood circuit to raise the patient's core temperature to approximately 42 degrees centigrade. A continuation in part, which was filed by ViaCirq and included the ThermoChemT System, was allowed in July 1995 and was issued in December 1995.

In May 1999 and early 2000, ViaCirq filed provisional patents for its use of the ThermoChemT-HT System and related disposables, and for use of the device for regional hyperthermia procedures.
In June 2000, HemoCleanse assigned all patents and patent applications to ViaCirq relating to the ThermoChemT technology in hyperthermia. One of those patents was issued in December 2000, and another was allowed in January 2001.

Implantable Technology

During 1995, we renewed our U.S. trademark registration for the name Coraflexr, which was originally granted in 1988. We also obtained trademark registration for the name theraPORTr.

In October 1996, we obtained a patent for our heart valve product.

Bioremediation

In 1992 and 1993, Petrol Rem applied for patents in connection with its bioremediation product, all of which are still pending.
Petrol Rem received trademark authorization for the use of the product names PRPr, BIO-SOKr, BIO-BOOMr, and Oil Busterr.

WARRANTIES AND PRODUCT LIABILITY

Our current product liability insurance coverage is $1,000,000 in the aggregate, and we believe that's sufficient due to our discontinuance of sales of certain products, including our former pacemaker line and our functional electrical stimulators, as well as our potential exposure to liability.

SOURCE OF SUPPLY

In connection with the manufacture the noninvasive glucose sensor and the ThermoChem System, we will be dependent upon suppliers for some of the components required to manufacture the device.
We plan to assemble the devices, but will need to purchase components, including some components that will be custom made for us by certain suppliers. These components will not be generally available, and we may become dependent upon those suppliers, which do provide such specialized products.

If we successfully develop other new products, and receive regulatory approvals to manufacture such products, we may become dependent on certain suppliers for custom parts.

COMPETITION

Noninvasive Glucose Sensor

With the rapid progress of medical technology, and in spite of continuing research and development programs, our developmental products are always subject to the risk of obsolescence if some other company introduces a better product or technique. We are aware that other research groups have developed noninvasive glucose sensors, and that others are still in the research & development phase, but we have limited knowledge about the actual technology or the stage of development for most of our competitors. We face the risk that some other group will complete the development of their device and penetrate the market
before we do.   If that happens, there is a significant chance
that even if we receive FDA approval, our sensor will not be successful because our marketing efforts started too late. We don't believe there is any other company currently producing or marketing noninvasive sensors for the measurement of blood glucose that use the same technology as we do. Competitive success in the medical device field is dependent upon product characteristics including performance, reliability, and design innovations.

Our noninvasive glucose sensor will compete with existing invasive glucose sensors. Although we believe that the features of our noninvasive glucose sensor, particularly its convenience and the fact that no blood samples are required, will compete favorably with existing invasive glucose sensors, we can't assure that it will succeed. Most currently available invasive glucose sensors yield accuracy levels of plus or minus 25% to 30%, range in price from $80 to $200, not including monthly costs for disposable supplies and accessories, and are produced and marketed by eight to ten sizable companies. Those companies include Bayer, Inc., Boehringer Mannheim Diagnostics, and
Lifescan, an affiliate of Johnson & Johnson.    In addition,
Abbott Laboratories introduced a new test in 2001 that allows diabetics to draw blood from areas other than their fingers, such as from their arms. Abbott's Sof-Tac test is part of their MediSense product line.

Those companies have established marketing and sales forces, and represent established entities in the industry. Certain competitors, including their corporate or joint venture partners or affiliates, currently marketing invasive glucose sensors have substantially greater financial, technical, marketing and other resources and expertise than we do, and may have other competitive advantages over us, based on any one or more competitive factors such as accuracy, convenience, features, price or brand loyalty. Additionally, competitors marketing existing invasive glucose sensors may from time to time improve or refine their products, or otherwise make them more price competitive, so as to enhance their marketing competitiveness over our noninvasive glucose sensor. As a result, we can't make any guarantees that our sensor will be able to compete successfully.

We face more direct competition from other companies who are currently researching and developing noninvasive glucose sensors. We have very limited knowledge as to the stage of development of these other devices; however, if another company successfully develops a noninvasive glucose sensor, obtains FDA approval, and reaches the market before we do, we would suffer.

During 2001, Cygnus of Redwood, California received various FDA approvals, including for assembly and manufacturing for its GlucoWatch Biographer system that draws glucose through the skin through an electric current. The glucose triggers a reaction in a disposable pad. Although Cygnus claims that its device is noninvasive, the fact remains that, in addition to the use of electrical charges to draw fluid through the skin, each person must use finger prick technology to set and use the device. The device is being sold in the U.K., and Cygnus plans to launch their device in the U.S. in early 2002. We believe that the device does not work for everyone, especially those who perspire, and produces side effects including skin rashes that make regular use difficult for some patients. We were interested to learn that the FDA panel accepted Cygnus' use of the same error grid data analysis - a specific method for displaying data - that the FDA rejected when we used it for our own panel review. At this point, we can't determine what effect, if any, the GlucoWatch Biographer will have on our marketing or sales potential, because we don't know how successful it will be.

Among the companies investigating infrared technology to measure blood glucose levels noninvasively is CME Telemetrix in Waterloo, Ontario, Canada. CME is reportedly conducting tests with a device called a GlucoNIR via funding from Motorola, Inc. that uses one type of infrared wavelengths. CME Telemetrix recently reported that they were working to achieve acceptable accuracy levels before beginning human trials. OptiScan Biomedical in Alameda, California is developing a device that uses another type of infrared wavelengths; they are still in clinical trials and have not yet made an FDA submission. Johnson & Johnson's LifeScan division has an agreement with InLight Solutions, an Albuquerque company working on a device that uses near-infrared light to measure blood glucose. In November 2001, Johnson & Johnson also acquired diabetes technology from Inverness Medical Technology. Inverness is selling an electro-chemical glucose meter and is
also in the test strip business.   Rio Grande Medical
Technologies of Albuquerque, New Mexico is designing a photo-based device. We believe Rio Grande is still being funded by Johnson & Johnson.

Other companies claim that they are designing systems that are semi-invasive. SpectRx in Norcross, Georgia is using a laser to create small holes in the skin without the invasive penetration of a metal needle or lancet. SpectRx is also using the device to
do optical scans.   The device, called the Accu-Chek D-Tector,
then gives a glucose reading from the fluid collected from the holes in the skin. SpectRx has partnered with Roche Diagnostics. In addition, SpectRx recently received additional funding from Abbott Laboratories and a third grant from the U.S. Centers for Disease Control to focus on research to use the device for children and the elderly. Last year, SpectRx reported that they had received expedited review status from the FDA for a three-module premarket approval filing for their diabetes detection device; and that clinical trials are underway. Cell Robotics International, Inc. in Albuquerque, New Mexico is also using a laser device that pierces the skin. Called the Lasette, a laser makes a small hole in the fingertip to draw blood for glucose testing. A continuous glucose monitoring system from MiniMed, Inc. in Sylmar, California received FDA approval in June 1999. The device includes a tube with a small sensor at its tip that is inserted through the skin, sending readings via a small wire to a sensor. A new sensor must be reinserted under the skin every two to three days. In November 2000, MiniMed also announced that it had started human clinical trials of a long-term implantable glucose sensor developed by a company called MRG. In August 2001, Medtronic bought MiniMed and changed its name to Medtronic MiniMed.

Certain organizations are also researching and developing technologies that may regulate the use or production of insulin or otherwise affect or cure the underlying causes of diabetes. We are not aware of any new or anticipated technology that would effectively render our noninvasive glucose sensor obsolete or otherwise not marketable. However, future technological developments or products could make our noninvasive glucose sensor significantly less competitive or, in the case of the discovery of a cure for diabetes, even obsolete.

Bioremediation

Although our bioremediation products compete with other oil-spill clean-up products, there is no direct competition for the type of
product we produce.   The EPA recently created a separate
category for its NCP listing, for enzyme additives, and PRP is the only product listed in that category.

GOVERNMENT REGULATIONS

Since most of our products are medical devices as defined by the Federal Food, Drug and Cosmetic Act, as amended, they are subject to the regulatory authority of the FDA. The FDA regulates the testing, marketing and registration of new medical devices, in addition to regulating manufacturing practices, labeling and record keeping procedures. The FDA can inspect our facilities and operations and may also audit our record keeping procedures at any time. The FDA's Quality System Regulation specifies various requirements for our manufacturing processes and the way we must maintain certain records.

In 1997, Congress passed legislation that addresses the regulation of pharmaceutical and medical devices. Although the impact of the FDA Administration Modernization Act of 1997 was expected to reduce the quantity of information a company must submit for approval of devices that has not been our experience.


Noninvasive Glucose Sensor

Since our noninvasive glucose sensor is a medical device as defined by the Federal Food, Drug and Cosmetic Act, as amended, it is subject to the regulatory authority of the FDA. The FDA regulates the testing, marketing and registration of new medical devices, in addition to regulating manufacturing practices, labeling and record keeping procedures. The FDA can inspect our facilities and operations and may also audit our record keeping procedures at any time. The FDA's Quality System Regulation specifies various requirements for our manufacturing processes and the way we must maintain certain records.

In 1997, Congress passed legislation that addresses the regulation of pharmaceutical and medical devices. Although the impact of the FDA Administration Modernization Act of 1997 was expected to reduce the quantity of information a company must submit for approval of devices that has not been our experience.

Because the FDA regulates our noninvasive glucose sensor, we have to meet all FDA requirements before we can market and sell our device in the United States. These requirements include clinical testing, which must be supervised by the chosen hospitals.
During 1999, the FDA recommended we file a Pre-Market Application and conduct an additional clinical study. We are in the process of submitting a modular PMA, which allows us to submit parts of the submission to the FDA over a period of time. This modular PMA is a new method of submitting information to the FDA, and resulted from the passage of FDA legislation in 1997. We have submitted the first two parts of the PMA and we began our clinical trials in October 2000, after the FDA approved our submission that included the testing protocol. We will not be making another FDA submission until our clinical trials are finished, and we don't know how much longer that will take.

We don't know how long it will take for the FDA to accept our filings or approve our device, if ever.

In June of 1998, the FDA instituted a new Quality System
Regulation that took the place of Good Manufacturing Practices.
These regulations align closely with similar guidelines required by the European Union and have added control of the design process as well as the manufacturing process.

There are different requirements for selling our device in Europe. On January 14, 1998, we received certification to ISO 9001 and to EN46001 for medical devices, and on June 23, 1998, we received the CE mark. The CE mark and the ISO certification are provided by the regulatory bodies or other approved companies of the European Union. The CE mark indicates that the device
adheres to quality systems guidelines.   Rigorous audits were
conducted at our Indiana, Pennsylvania facility to certify that our development and manufacturing procedures, as well as the Diasensor 1000r itself met the international standards laid down by Europe's medical device directive. In order to maintain our approval to ship the device into the European Union, we must be vigilant in our adherence to our quality system. We will also be subject to annual audits to be sure that we continue to meet the required standards. Although we are not currently marketing our device in Europe, we will maintain our ISO certification status because we believe it provides a positive message regarding our facility and operations and in case we decide to market outside the U.S. in the future.

Any changes in FDA or European procedures or requirements will require corresponding changes in our obligations in order to maintain compliance those standards. Those changes may result in additional delays or increased expenses. Depending on which other countries we target, our products may also be subject to additional foreign regulatory approval before we can sell our devices.


Extracorporeal Hyperthermia

     In January 2000, HemoCleanse and ViaCirq received FDA approval to market the ThermoChem-HT System and related disposables, which are used to raise the core temperature of the abdominal cavity to the desired temperature in the 41 C (105.8 F) to 42 C (107.6 F) range by continuously bathing the abdominal cavity with circulating sterile solution. In addition, in February 2000, the FDA approved continued clinical trials at the University of Texas Medical Branch using the ThermoChem technology in whole-body hyperthermia to treat patients with certain types of end-stage lung cancer.

Bioremediation

     The EPA and the Pennsylvania Department of Environmental Resources regulate our bioremediation products. In addition, each state in which the bioremediation products are used has its own environmental regulations. Regional response teams consisting of representatives from the National Oceanic and Atmospheric Administration, the U.S. Coast Guard and the EPA govern our oil spill clean-up products.

Human Resources

     As of December 31, 2001, we had 119 full-time employees who were located primarily in either our Indiana or Pittsburgh locations. In addition, ViaCirq had 13 employees; and Petrol Rem had 30 employees, including 17 INTCO employees, as of December
31, 2001.

     We have employment contracts with some of our non-officer employees, most of whom are scientists and engineers employed in our research and development operations. Those contracts are typically for terms of five years and contain confidentiality provisions. We also employ consultants as needed; some of the consultants are employed based on consulting contracts, which contain confidentiality provisions.


                            PROPERTY

     Due to cash flow problems, Diasense sold its office condominium in 1999, and they now lease the same space for administrative offices. We, along with our subsidiaries, continue to lease a portion of that office at a monthly rental amount of $5,175 plus one-half of the utilities.

     Prior to 1999, our research and development operations were located in a 20,000 square foot one-story building at 300 Indian Springs Road, Indiana, PA. We leased that building from the 300 Indian Springs Road Real Estate Partnership, which was owned in part by some of our current and former officers and directors.
Of the eight members of the partnership, two are currently officers or directors - Fred E. Cooper and Glenn Keeling. Each member of the partnership personally guaranteed the payment of lease obligations to the bank providing the funding, and in return received warrants to buy 100,000 shares of our stock at $.33 per share. In addition to rent, we paid all taxes, utilities, insurance, and other expenses related to our operations at that location. In 1999, after all our Indiana, PA operations were moved out of 300 Indian Springs Road location to Kolter Drive, the property was put up for sale. The property was sold in October 2000 for $475,000, and each of the partners received $12,698, after the mortgage was paid.

     In September 1992, we entered into a ten-year lease agreement with the Indiana County Board of Commissioners for 35,000 square feet of space on Kolter Drive that we reconfigured to our manufacturing specifications. During 1998 and 1999, we moved the balance of our Indiana, Pennsylvania operations to this
space.   During 2000, we obtained an additional 33,000 square
feet of manufacturing space, which is being completed for manufacturing. That space, which was originally obtained in 1995, was vacated in 1998 in return for the lessor's agreement not to pursue legal action against us for nonpayment of rent. In 2000, we settled all the pending legal issues with the lessor when we reacquired the space. This facility contains sufficient additional space to accommodate our projected Indiana operations through 2001.

     As of February 2001, Diasense has an office in London, England for the purpose of taking orders for the Diasensor 1000.

     We believe that our existing facilities will be sufficient to meet our needs through 2002. If we require additional space, we believe such space will be available at reasonable commercial rates.


                        LEGAL PROCEEDINGS

     In May 1996, we, along with Diasense and our current and former individual directors, including David Purdy, Fred Cooper, and Anthony J. Feola, who are also current and former Diasense officers and directors, were served with a federal class action lawsuit based on alleged misrepresentations and violations of federal securities laws. In 2000, even though we don't believe any violations of the securities laws occurred, we agreed to settle the lawsuit. The parties reached a settlement, and we have paid an aggregate of $3,250,000 toward the settlement to date. During the 3rd quarter of 2001, the parties agreed to extend the payments on the remaining balance. A balance of $425,000 is due, including $225,000 for extending the due dates. Although we don't know whether the class action plaintiffs have been formally notified of the settlement, or if they have accepted its terms, we believe the existing settlement agreement will end this matter.

     In April 1998, we, along with our corporate affiliates, were served with subpoenas requesting documents in connection with an investigation by the U.S. Attorneys' office for the U.S. District Court for the Western District of Pennsylvania. We continue to submit various scientific, financial and contractual documents in response to their requests.

     In April 1996, the Pennsylvania Securities Commission commenced a private investigation into sales of Diasense common stock in a public offering in an effort to determine whether any sales were made improperly to Pennsylvania residents. We cooperated fully with the state and provided all of the information requested. As of the date of this filing, no determinations had been made, and no orders have been issued.



                DIRECTORS AND EXECUTIVE OFFICERS


   Name               Age       Director      Position
                                 Since

Fred E. Cooper        56         1989         Chief Executive Officer,
                                              Executive Vice President,
                                              Director

Anthony J. Feola      53         1990         Chief Operating Officer,
                                              Director

Michael P. Thompson   51                      Chief Financial Officer

Glenn Keeling         50         1991         Senior Vice President,
                                              Director

Ben  Johnson          57                      Executive Vice President

Stan Cottrell         58         1998         Director

Paul W. Stagg         54         1998         Director

FRED E. COOPER, 56, is our chief executive officer, executive vice president and a director; he devotes approximately 60% of his time to BICO, and 40% to Diasense. Prior to joining us, Mr. Cooper co-founded Equitable Financial Management, Inc. of Pittsburgh, PA, where he was the executive vice president until
he left in August 1990.   Our board of directors appointed him
chief executive officer in January 1990. He is also an officer and director of Diasense and Rapid HIV Detection Corp., and a director of Petrol Rem and Coraflex.

ANTHONY J. FEOLA, 53, is our chief operating officer; he rejoined BICO in April 1994, after serving as Diasense's vice president of marketing and sales from January 1992 until April 1994. Prior to January 1992, he was our vice president of marketing and sales. Prior to joining us in November 1989, Mr. Feola was vice president and chief operating officer with Gateway Broadcasting in Pittsburgh in 1989, and national sales manager for Westinghouse Corporation, also in Pittsburgh, from 1980 until 1989. He was elected a director in February 1990, and also serves as the secretary of Rapid HIV Detection Corp. and a director of Diasense, Coraflex, and Petrol Rem.

MICHAEL P. THOMPSON, 51, joined BICO as our interim chief financial officer in August 2000, and was elected our chief financial officer by our board of directors in January 2001. Prior to joining us, he was a partner in Thompson Dugan, P.C., the CPA firm that served as our outside auditors until August 2000, when Mr. Thompson joined us as interim CFO. He has been a CPA for over 25 years. He is also the chief financial officer for Diasense and Petrol Rem, and a director of ViaCirq.

GLENN KEELING, 50, joined our board of directors in April 1991. Mr. Keeling currently is a full-time employee of BICO in the position of senior vice president; his primary responsibilities are to manage our ViaCirq operations. From 1976 through 1991, he was a vice president in charge of new business development at Equitable Financial Management, Inc., a regional equipment lessor. His responsibilities included initial contacts with banks and investment firms to open new lines of business referrals in connection with financing large equipment transactions. He is also president and a director of ViaCirq.

BEN JOHNSON, 57, joined BICO in 2001 as our executive vice president and the director of our Washington, DC office. Prior to joining us, he spent from 1993-2001 on the staff for the President of the United States. From 1999-2001, he was the assistant to the President and director of the President's Initiative for One America, the first freestanding White House office in history to focus on closing the opportunity gap that exists for minorities in the U.S. From 1997-1999, he was deputy assistant to the President and deputy director of public liaison. From 1993-1997, he served as special assistant to the President and associate director of public liaison, the primary liaison to the national African-American community. He also serves as an officer and director of Rapid HIV Detection Corp.

STAN COTTRELL, 58, was appointed to our board of directors in 1998. Mr. Cottrell is the chairman and founder of Cottrell Associates International, Inc., which provides international business development, brokerage, specialty marketing and promotional services. He is a former director of marketing for Inhalation Therapy Services and was employed by Boehringer Ingelheim, Ltd. as a national product manager. Mr. Cottrell is a world ultra-distance runner and the author of several books.

PAUL W. STAGG, 54, was appointed to our board of directors in 1998. Mr. Stagg is the owner of P.C. Stagg, LLC. Prior to his current position, he was the marketing manager for the Wholesale Division of First Financial Resources, Inc., where he was responsible for marketing, underwriting, sorting and coordinating various types of financing for institutional investors. Prior to his current position, he was district distributor of marketing for Ginger Mae, a division of United Companies of Baton Rouge, LA.

         CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
     We share common officers and directors with our subsidiaries. In addition, BICO and Diasense have entered into several intercompany agreements including a purchase agreement, a research and development agreement and a manufacturing agreement, which we describe later in this section. Our management believes that it was in our best interest to enter into those agreements and that the transactions were based upon terms as fair as those which may have been available in comparable transactions with third parties. However, we did not hire any unaffiliated third party to determine independently the fairness of those transactions. Our policy concerning related party transactions requires the approval of a majority of the disinterested directors of both the corporations involved, if applicable.

Employment Relationships

     Our board of directors approved employment agreements on November 1, 1994 for our current officers, Fred E. Cooper,
Anthony J. Feola and Glenn Keeling, and approved an employment agreement for Michael P. Thompson in August 2000.

        Fred E. Cooper, chief executive officer, executive vice president and a director, is a director of Diasense, Petrol Rem, and Rapid HIV Detection Corp. He is also the CEO of Rapid HIV Detection Corp and the president of Diasense. Mr. Cooper devotes approximately 60% of his time to BICO and 40% to Diasense. Anthony J. Feola, chief operating officer and a director, is also the secretary of Rapid HIV Detection Corp, and a director of Diasense, and Petrol Rem. Glenn Keeling is our senior vice
president and a director.   Mr. Keeling is also the president and
a director of ViaCirq.   Michael P. Thompson is our chief
financial officer. He is also the chief financial officer for Diasense and Petrol Rem, and a director of ViaCirq. Ben Johnson, executive vice president and director of our Washington, D.C. office, is also the executive vice president and a director of Rapid HIV Detection Corp.

Property

     Two of our current executive officers and/or directors and three former directors are members of the nine-member 300 Indian Springs Road Real Estate Partnership that in July 1990 purchased our real estate in Indiana, Pennsylvania. Each member of the partnership personally guaranteed the payment of lease
obligations to the bank providing the funding.   The five members
of the partnership who are also current or former officers and/or directors of BICO, David L. Purdy, Fred E. Cooper, Glenn Keeling, Jack H. Onorato and C. Terry Adkins, each received warrants on June 29, 1990 to purchase 100,000 shares of our common stock at an exercise price of $.33 per share until June 29, 1995. Those warrants still outstanding as of the original expiration date
were extended until June 29, 2003.   Mr. Purdy, who was a
director and executive officer at the time of the transaction, resigned from our board of directors on June 1, 2000, and resigned as an officer in November 2000, effective February 2001. Mr. Adkins, who was a director at the time of the transaction, resigned from our board of directors on March 30, 1992. Mr. Keeling, who was not a director at the time of the transaction,
joined our board of directors on May 3, 1991.   Mr. Onorato, who
was not a director at the time of the transaction, was a BICO
director from September 1992 until April 1994.   The property was
sold in October 2000 for $475,000, and each of the partners received $12,698, after the mortgage was paid.

     Like all our warrants, the warrants issued to the members of 300 Indian Springs Road Real Estate Partnership had exercise prices equal to or above the current quoted market price of our common stock on the date of issuance.

Warrants

     On April 28, 1999, we granted warrants to purchase our common stock at $.129 per share until April 28, 2004 in the following amounts: 4,000,000 to Fred E. Cooper, our chief executive officer and a director; 2,000,000 to Anthony J. Feola, our chief operating officer and a director; 2,000,000 to Glenn Keeling, our senior vice president and a director; 4,000,000 to David L. Purdy, our former chairman and director; 250,000 to Stan Cottrell, a director; and 250,000 to Paul Stagg, a director. The exercise price of $.129 per share was equal to the market price on April 28, 1999.

     On August 28, 2000, we granted warrants to purchase
1,000,000 shares of our common stock at $.125 per share until August 28, 2005 to Michael P. Thompson, our chief financial officer. The exercise price of $.125 per share was equal to the market price on August 28, 2000.

     On January 11, 2001, we granted warrants to purchase 500,000 shares of our common stock at $.073 per share until January 11, 2006 to Ben Johnson, our executive vice president. The exercise price of $.073 per share was equal to the market price on January 11, 2001.

     On February 1, 2001, we granted warrants to purchase 200,000 shares of our common stock at $.102 per share until February 1, 2006 to Paul Stagg, a director. The exercise price of $.102 per share was equal to the market price on February 1, 2001.

     On May 23, 2001, we granted warrants to purchase our common stock at $.0525 per share until May 23, 2006 in the following amounts: 15 million to Fred E. Cooper, our chief executive officer and a director; 10 million to Anthony J. Feola, our chief operating officer and a director; 8 million to Glenn Keeling, our senior vice president and a director; 3 million to Michael P. Thompson, our chief financial officer; 1 million to Stan Cottrell, a director and 1 million to Paul Stagg, a director.
The exercise price of $.0525 per share exceeded the market price on May 23, 2001.

     On July 30, 2001, we granted warrants to purchase 1 million shares of common stock at $.05 per share until July 30, 2006 to Ben Johnson, our executive vice president. The exercise price of $.05 per share exceeded the market price on July 30, 2001.

     On December 3, 2001, we granted warrants to purchase 500,000 shares of common stock at $.05 per share until December 3, 2006 to Ben Johnson, our executive vice president. The exercise price of $.05 per share exceeded the market price on December 3, 2001.

Loans

     In 1999, we consolidated all of Fred E. Cooper's outstanding loans from us, including accrued interest, into one loan in the amount of $777,399.80 at 8% interest. Mr. Cooper began repaying
the loans in May of 1999.   The loan balance as of December 31,
2001 was $678,021. Our disinterested directors - with Mssrs. Cooper, Feola and Keeling abstaining with respect to their individual transactions- approved these loans because the disinterested directors believed they were for a good business purpose. The business purposes were: to provide Mr. Cooper with funds during his initial years with BICO, when he waived a salary; and to refinance loans secured by BICO stock, so the stock wouldn't have to be sold when the loans were in default. Mr. Cooper's individual loans, along with Msrrs. Feola and Keeling's loans, had been, for period beginning in March 1996, secured by BICO certificates of deposits. Those CDs were released in February 1998, when Mssrs. Cooper, Feola and Keeling obtained loans from BICO. The disinterested directors believed that if Mr. Cooper and the other directors had been forced to sell their stock, and to disclose the sale, it would have hurt our stock price because many people view insider stock sales as a negative message. In 2001, Mr. Cooper gave his stock in B-A-Champ.com to BICO; he no longer owns any interest in B-A-Champ.com.

     In 1999, we consolidated all of Anthony J. Feola's outstanding loans from us, including accrued interest, into one loan in the amount of $259,476.82 at 8% interest. Mr. Feola began repaying the loans in May of 1999. The loan balance as of December 31, 2001 was $197,570. Our disinterested directors - with Mssrs. Feola, Cooper and Keeling abstaining with respect to their individual transactions- approved these loans because the disinterested directors believed they were for a good business purpose. The business purposes was to refinance loans secured by BICO stock, so the stock wouldn't have to be sold when the loans were in default. Mr. Feola's individual loan, along with Msrrs. Cooper and Keeling's loans, had been, for period beginning in March 1996, secured by BICO certificates of deposits. Those CDs were released in February 1998, when Mssrs. Cooper, Feola and Keeling obtained loans from BICO. The disinterested directors believed that if Mr. Feola and the other directors had been forced to sell their stock, and to disclose the sale, it would have hurt our stock price because many people view insider stock sales as a negative message.

     In 1999, we consolidated all of Glenn Keeling's outstanding loans from us, including accrued interest, into one loan in the amount of $296,358.07 at 8% interest. Mr. Keeling began repaying
the loans in May of 1999.   The loan balance as of December 31,
2001 was $150,161. Our disinterested directors - with Mssrs. Keeling, Feola and Cooper abstaining with respect to their individual transactions- approved these loans because the disinterested directors believed they were for a good business purpose. The business purposes was to refinance loans secured by BICO stock, so the stock wouldn't have to be sold when the loans were in default. Mr. Keeling's individual loan, along with Msrrs. Cooper and Feola's loans, had been, for period beginning in March 1996, secured by BICO certificates of deposits. Those CDs were released in February 1998, when Mssrs. Cooper, Feola and Keeling obtained loans from BICO. The disinterested directors believed that if Mr. Keeling and the other directors had been forced to sell their stock, and to disclose the sale, it would have hurt our stock price because many people view insider stock sales as a negative message.

     In September 1995, we granted a loan in the amount of $250,000 to Allegheny Food Services in the form of a one-year renewable note bearing interest at prime rate as reported by the Wall Street Journal plus 1%. Interest and principal payments have been made on the note, and as of December 31, 2001, the balance was $24,394. Our board of directors approved this loan because of its business purpose - in return for granting the loan, we received an option to purchase a franchise owned by Joseph Kondisko, a former director of Diasense, who is a principal owner of Allegheny Food Services. The franchise generates revenue, which is why we made the investment - until our products begin to generate significant revenues, we investigate other ways to generate revenue to fund our operations. We have not exercised the option, which has an exercise price of $200,000, but it remains valid until 2005.

     All future loans to officers, directors and their affiliates will also be made only after board approval, and for good business purposes.

Intercompany Agreements

     Our management believes that the agreements between BICO and Diasense, which are summarized below, were based upon terms, which were as favorable as those that may have been available in comparable transactions with third parties. However, we did not retain any unaffiliated third party to determine independently the fairness of such transactions.

License and Marketing Agreement. Diasense acquired the exclusive marketing rights for the noninvasive glucose sensor and related products and services from BICO in August 1989 in exchange for 8,000,000 shares of Diasense's common stock. That agreement was canceled through a cancellation agreement dated November 18, 1991, and superseded by a purchase agreement dated November 18, 1991. The cancellation agreement provides that BICO will retain the 8,000,000 shares of Diasense common stock, which BICO received under the license and marketing agreement.

Purchase agreement. BICO and Diasense entered into a purchase agreement dated November 18, 1991 whereby BICO gave Diasense its entire right, title and interest in the noninvasive glucose sensor and its development, including its extensive knowledge, technology and proprietary information. Those transfers included BICO's patent received in December 1991.

In consideration of the conveyance of its entire right in the noninvasive glucose sensor and its development, BICO received $2,000,000. In addition, Diasense may try, at its own expense, to obtain patents on other inventions relating to the noninvasive glucose sensor. Diasense also guaranteed BICO the right to use that patented technology in the development of BICO's proposed implantable closed-loop system, a related system in the early stages of development.

In December 1992, BICO and Diasense executed an amendment to the purchase agreement, which clarified terms of the purchase agreement. The amendment defines sensors to include all devices for the noninvasive detection of analytes in mammals or in other biological materials. In addition, the amendment provides for a royalty to be paid to Diasense in connection with any sales by BICO of its proposed closed-loop system.

Research and Development Agreement. Diasense and BICO entered into an agreement dated January 20, 1992 in connection with the research and development of the noninvasive glucose sensor. Under the agreement, BICO will continue the development of the noninvasive glucose sensor, including the fabrication of prototypes, the performance of clinical trials, and the submission to the FDA of all necessary applications in order to obtain market approval for the noninvasive glucose sensor. BICO will also manufacture the models of the noninvasive glucose sensor to be delivered to Diasense for sale under the terms of a manufacturing agreement. Upon the delivery of the completed models, the research and development phase of the noninvasive glucose sensor will be deemed complete.

Diasense agreed to pay BICO $100,000 per month for indirect costs beginning April 1, 1992, during the 15 year term of the agreement, plus all direct costs, including labor. BICO also received a first right of refusal for any program undertaken to develop, refine or improve the noninvasive glucose sensor, and for the development of other related products. In July 1995, BICO and Diasense agreed to suspend billings, accruals of amounts due and payments under to the research and development agreement pending the FDA's review.

Manufacturing Agreement. BICO and Diasense entered into an agreement dated January 20, 1992, whereby BICO will act as the exclusive manufacturer of the noninvasive glucose sensor and other related products. Diasense will provide BICO with purchase orders for the products and will endeavor to provide projections of future quantities needed. The original manufacturing agreement called for the products to be manufactured and sold at a price to be determined in accordance with the following formula: Cost of Goods, including actual or 275% of overhead, whichever is lower, plus a fee of 30% of cost of goods. In July 1994, the formula was amended to be as follows: costs of goods sold was defined as BICO's aggregate cost of materials, labor and associated manufacturing overhead + a fee equal to one third of the difference between the cost of goods sold and Diasense's sales price of each sensor. Diasense's sales price of each sensor is defined as the price paid by any purchaser, whether retail or wholesale, directly to Diasense for each sensor. Subject to certain restrictions, BICO may assign its manufacturing rights to a subcontractor with Diasense's written approval. The term of the agreement is fifteen years.

                     EXECUTIVE COMPENSATION

     The following table contains information on our executive officer's annual and long-term compensation for their services to us in all capacities for the years ended December 31, 2001, 2000 and 1999. The executive officers included are those people who, as of December 31, 2001 were: our chief executive officer, and our other most highly compensated executive officers who were paid more than $100,000. In addition, we included information regarding David L. Purdy, who was an executive officer and director until June 2000, and the president of our Biocontrol Technology division during 2000. In November 2000, Mr. Purdy resigned effective February 2001.

                         SUMMARY COMPENSATION TABLE
==============================================================================
             Annual Compensation              | (1)Long Term  Compensation
------------------------------------------------------------------------------
                                              |   Awards
Name and                                      | Securities
Principal                    Bonus($)  Other  | Underlying  (4) All other
Position      Year  Salary($)  (2)     ($)(3) | Warrants(#)  Compensation
==============================================================================
David L.                                      |
Purdy (5)     2001  $989,265  $0           $0 |           0          $0
              2000  $646,795  $200,000(6)  $0 |           0          $0
              1999  $450,000  $0           $0 |   4,000,000(4)       $0
------------------------------------------------------------------------------
Fred E.       2001  $977,115  $0           $0 |  15,000,000(4)       $0
Cooper,       2000  $939,000  $383,746(8)  $0 |           0          $0
CEO (7)       1999  $821,242  $200,000     $0 |   4,000,000(4)       $0
------------------------------------------------------------------------------
Anthony J.    2001  $660,248  $0           $0 |   8,000,000(4)       $0
Feola , Sr.   2000  $633,850  $268,190(10) $0 |           0          $0
Vice Pres.(9) 1999  $500,886  $0           $0 |   2,000,000(4)       $0
------------------------------------------------------------------------------
Glenn         2001  $483,732  $0           $0 |   8,000,000(4)       $0
Keeling, VP   2000  $500,000  $93,190(12)  $0 |           0          $0
(11)          1999  $302,083  $0           $0 |   2,000,000(4)       $0
------------------------------------------------------------------------------
Michael P.    2001  $317,375  $0           $0 |   3,000,000(4)       $0
Thompson,     2000  $103,243  $0           $0 |   1,000,000(4)       $0
Chief Financial
Officer (13)
------------------------------------------------------------------------------
R. Ben        2001  $191,171  $0           $0 |   1,500,000(4)       $0
Johnson,
Executive VP
(14)


(1) We do not currently have a Long-Term Incentive Plan, and no payouts were made under to any LTIP during the years 2001, 2000 or 1999. We issued warrants during those three years, which we also discuss in Note 4. We do not have any retirement, pension or profit-sharing programs for the benefit of our directors, officers or other employees.

(2) The amounts shown include both cash bonuses and dollar amounts reflecting stock bonuses. The footnotes that follow break down the total amount for each executive officer. The dollar amount shown for stock bonuses equals the number of shares of stock granted multiplied by the stock price on the grant date. This valuation does not take into account the diminution in value attributable to the restrictions applicable to the shares based on short-swing profit or other restrictions.

(3) During the year ended December 31, 2001, the executive officers received medical benefits under our group insurance policy, including disability and life insurance benefits. The total combined amount of all those benefits was less than 10% of the total annual salary and bonus reported for each executive officer.

(4) On May 23, 2001, we granted Mssrs. Cooper, Feola, Keeling and Thompson warrants to purchase the number of shares listed. All the warrants are exercisable at $.0525 per share - a price greater than our trading price on May 23, 2001, until May 23, 2006. During 2001, we also issued warrants to R. Ben Johnson, our new executive vice president. We granted him warrants on July 30, 2001 that give him the right to purchase 1 million shares of our common stock at $.05 per share, until July 30, 2006; we also issued him warrants on December 3, 2001 that give him the right to purchase 500,000 shares of our common stock at $.05 per share until December 3, 2006. The $.05 exercise price on Mr. Johnson's loans exceeds the market price on the dates we issued the warrants. During 2000, we issued warrants to Michael P. Thompson, our new chief financial officer. We granted the warrants on August 28, 2000 that give him the right to purchase 1 million shares of our common stock at $.125 per share, which was the market price on the grant
     date, until August 28, 2005.   During 1999, we issued
     warrants to the executive officers listed. All of the warrants were issued on April 28, 1999 at $.129 per share, which was the market price on the date of the warrant grant. For more detailed information, please refer to the "Option/Warrant/SAR Grants in Last Fiscal Year" table, below.

 (5) In 2001, we paid Mr. Purdy $912,727 by BICO, most of which was a severance payment he demanded when he resigned. We also paid him $26,923 from our Biocontrol Technology
     division, and $49,615 from Diasense.   In 2000, we paid Mr.
     Purdy $196,795 by BICO and $450,000 by Diasense. In 1999, he was paid $183,333 by BICO and $266,667 by Diasense. All amounts are included in the table above. Mr. Purdy is paid by BICO based on his employment agreement. Diasense paid Mr. Purdy based on its board of director's decisions for services performed on its behalf. In June 2000, Mr. Purdy resigned as a BICO director and executive officer and became the president of our Biocontrol Technology division. In November 2000, he resigned from that position effective February 2001.

(6) In 2000, we paid Mr. Purdy a cash bonus of $200,000 from BICO.

(7)  In 2001, we paid Mr. Cooper $336,281 by BICO; $414,167 by
     Diasense; $80,000 each by Petrol Rem and ViaCirq; and $66,667 by Rapid HIV. Due to our cash flow problems in the last quarter of 2001, Mr. Cooper agreed to accrue a total of $271,531 due him from all of the companies combined, rather than collect that amount in 2001. In 2000, we paid Mr. Cooper $250,000 by BICO; $497,000 by Diasense; and $96,000
     each by Petrol Rem and ViaCirq.   Part of his salary from
     1998 was deferred and paid in 1999, and all amounts are included in the table above. In 1999, he was paid $272,617 by BICO; $340,625 by Diasense and $104,000 each by Petrol Rem and IDT, which is now ViaCirq All amounts are included in the table above. Mr. Cooper is paid by BICO based on his employment agreement. Amounts paid to Mr. Cooper by Diasense, Petrol Rem, ViaCirq and Rapid HIV are determined by the boards of directors of those companies based upon services performed on their behalf.

(8) In 2000, we paid Mr. Cooper a cash bonus of $200,000 from BICO. In addition, we gave him a stock bonus of 1 million shares of our common stock. We determined the value of his stock bonus, $183,746, using the stock price on the date of the bonus, even though he hasn't sold the stock.

(9) In 2001, we paid Mr. Feola $472,748 by BICO and $187,500 by Diasense. Due to our cash flow problems in the last quarter of 2001, Mr. Feola agreed to accrue a total of $157,729 due him from both companies, rather than collect that amount in 2001. In 2000, we paid Mr. Feola $408,850 by BICO and $225,000 by Diasense. Part of his salary from 1998 was deferred and paid in 1999, and all amounts are included in the table above. In 1999, Mr. Feola was paid $425,886 by BICO and $75,000 by Diasense. All amounts are included in the table above. Mr. Feola is paid by BICO based on his employment agreement. Diasense paid Mr. Feola based on its board of director's decisions for services performed on its behalf.

(10) In 2000, we paid Mr. Feola a cash bonus of $175,000 by BICO. In addition, we gave him a stock bonus of 500,000 shares of our common stock. We determined the value of his stock bonus, $93,190, using the stock price on the date of the bonus, even though he hasn't sold the stock.

(11) We pay Mr. Keeling based on his employment agreement. In 2001, 57% of the amounts paid were allocated to ViaCirq.
     Due to our cash flow problems in the last quarter of 2001, Mr. Keeling agreed to accrue $283,184 due him rather than collect that amount in 2001. In 2000, 50% of his salary was allocated to ViaCirq. In 1999, 87% of his salary was allocated to IDT, now ViaCirq, based upon the time he devoted to its operations.

(12) In 2000, we gave Mr. Keeling a stock bonus of 500,000 shares of our common stock. We determined the value of his stock bonus using the stock price on the date of the bonus, even though he hasn't sold the stock.

(13) Mr. Thompson was appointed our interim chief financial officer when he joined us in August 2000, and then appointed chief financial officer in 2001. Due to our cash flow problems in the last quarter of 2001, Mr. Thompson agreed to accrue $52,474 due him rather than collect that amount in 2001. We pay him based on his employment agreement.

(14) Mr. Johnson was appointed our executive vice president when he joined us in January 2001.



          Option/Warrant/SAR Grants in Last Fiscal Year


                                                    POTENTIAL REALIZED
                                                     VALUE AT ASSUMED
                                                      ANNUAL RATES OF
                                                           STOCK
INDIVIDUAL GRANTS (1)                               PRICE APPRECIATION
                                                            FOR
                                                      OPTION TERM (3)

                            Percent of
                 Number of  Total
                 Securities Options/SAR's Exercise
                 Underlying Granted to    or      Expiration
                 Options/   Employees in  Base    Date     5%($)   10%($)  0%($)
   Name          SAR's      Fiscal Year   Price
                 Granted       (2)        ($/Sh)
                   (#)

Fred E.
Cooper        15,000,000       31%        $.0525   5/23/06   $0     $172,500 $0

Anthony J.
Feola         10,000,000       21%        $.0525   5/23/06   $0     $115,000 $0

Glenn Keeling  8,000,000       16%        $.0525   5/23/06   $0     $ 92,000 $0

Michael P.
Thompson       3,000,000        6%        $.0525   5/23/06   $0     $ 34,500 $0

R. Ben
Johnson        1,000,000        3%        $0.05    7/30/06   $0     $      0 $0
                 500,000                           12/03/06  $0     $      0 $0

(1) The warrants in this table were granted during 2001. The warrants granted the executive officers the right to purchase the number of shares of common stock shown in the table at a the price shown for five years.

(2) For purposes of calculating this percentage, the total number of warrants granted to employees during 2001 was 48.5 million.

(3) Potential realizable values reflect the difference between the warrant exercise price at the end of 2001 and the fair value of our common stock price from the date of the grant until the expiration of the warrant. The 5% and 10% appreciation rates, compounded annually, are assumed under to the rules adopted by the SEC and do not reflect actual historical or projected rates of appreciation of our common stock. Assuming such appreciation, the following illustrates the per share value on the dates set forth, which are the expiration dates for the warrants, assuming the values set forth, which are the closing bid price on the date of the grant as reported by the electronic bulletin board:

          STOCK PRICE ON       EXPIRATION
          DATE OF GRANT        DATE               5%        10%

          05/23/01: $0.04      05/23/06         $0.051     $0.064
          07/30/01: $0.02      07/30/06         $0.025     $0.032
          12/03/01: $.025      12/03/06         $0.032     $0.040

     The foregoing values do not reflect appreciation actually realized by executive officers. For more information on the warrants, review the next table.

(4) The -0- amounts reflect the fact that, even at the end of the warrant term, based on the appreciation rate, the market price will be less than the exercise price.

     AGGREGATED OPTION/WARRANT/SAR EXERCISES IN LAST FISCAL YEAR
        AND FISCAL YEAR-END OPTION/WARRANT/SAR VALUE TABLE


                              Number of       Value of
                              Securities      Unexercised
                              Underlying      In-the-Money
                              Unexercised     Options/SARs
                              Options/SARs    at
                              at              12/31/01 ($)
                              12/31/01 (#)
  Name    Shares    Value     Exercisable/    Exercisable/
          Acquired  Realized  Unexerciseable  Unexercisable
          on        ($)(2)     (3)            (4)
          Exercise
          (#)(1)

David L.      0     $   0      3,767,200     $    0
Purdy                             (5)            (11)

Fred E.       0     $   0     19,300,000     $    0
Cooper                            (6)            (11)

Anthony       0     $   0     12,550,000     $    0
J. Feola                          (7)            (11)

Glenn         0     $   0     10,100,000     $    0
Keeling                           (8)            (11)

Michael P.    0     $   0      4,000,000     $    0
Thompson                          (9)            (11)

R. Ben
Johnson       0     $   0      1,500,000     $    0
                                  (10)           (11)
__________________

(1) This figure represents the number of shares of common stock acquired by each executive officer upon the exercise of warrants. None of the executive officers exercised warrants during 2000.

(2) The value realized of the warrants exercised is computed by determining the difference between the market value of our common stock on the exercise date minus the exercise price of the warrant.

(3) All warrants held by the executive officers are currently exercisable.

(4) The value of unexercised warrants was computed by subtracting the exercise price of the outstanding warrants from the closing sales price of our common stock on the last trading day of December 2000 as reported by the electronic bulletin board, which was $.049.

(5) Includes warrants to purchase: 187,200 shares of common stock at $.25 per share until April 24, 2001; 500,000 shares of common stock at $.25 per share until May 1, 2001; 80,000 shares of common stock at $.33 per share until June 29, 2003; and 3 million shares of common stock at $.129 per share until April 28, 2004.

(6) Includes warrants to purchase: 300,000 shares of common stock at $.25 per share until May 1, 2001; 4 million shares of common stock at $.129 per share until April 28, 2004; and 15 million shares of common stock at $.0525 per share until May 23, 2006.

(7) Includes warrants to purchase: 100,000 shares of common stock at $.25 per share until May 1, 2001; 100,000 shares of common stock at $.25 per share until November 26, 2003; 350,000 shares of common stock at $.50 per share until October 11, 2002; 2 million shares of common stock at $.129 per share until April 28, 2004; and 10 million shares of common stock at $.0525 per share until May 23, 2006.

(8) Includes warrants to purchase: 100,000 shares of common stock at $1.48 per share until August 26, 2001; 2 million shares of common stock at $.129 per share until April 28, 2004; and 8 million shares of common stock at $.0525 per share until May 23, 2006.

(9) Includes warrants to purchase 1 million shares of common stock at $.125 per share until August 28, 2005; and 3 million shares of common stock at $.0525 per share until May 23, 2006.

(10) Includes warrants to purchase 1,000,000 shares of common stock at $.05 per share until July 30, 2006 and 500,000 shares of common stock at $.05 per share until December 3, 2006.

(11) Because the market price as of the last trading day of December 2001 was less than the exercise price of the warrants, none of the warrants were in the money.


Employment Agreements

We have employment agreements with our executive officers, Fred E. Cooper, Anthony J. Feola and Glenn Keeling effective November 1, 1994, and Michael P. Thompson effective August 16, 2000. Under those agreements, they are currently entitled to receive annual salaries of $400,000, $558,850, $250,000 and $300,000
respectively, which are subject to review and adjustment.   The
initial term of the agreements with Mr. Cooper was renewed in October 1999 for an additional three-year term, which will automatically renew for additional three-year terms unless one of the parties gives proper notice of non-renewal; in November 2000, Mr. Purdy resigned effective February 2001. The initial term of the agreements with Messrs. Feola and Keeling was renewed in October 1999 for an additional two-year term, which will automatically renew for additional two-year terms unless one of the parties gives proper notice of non-renewal. The initial term of Mr. Thompson's agreement will expire on August 31, 2005 and will also automatically renew for additional two-year periods unless one of the parties gives proper notice of non-renewal. The agreements also provide that in the event of a "change of control", we are required to issue the following shares of common stock, represented by a percentage of our total outstanding shares of common stock immediately after the change in control: 5% to Mr. Cooper; 4% to Mr. Feola; 3% to Mr. Keeling; and 2% to Mr. Thompson. In general, a change of control would occur for purposes of the agreements if: 20% or more of our outstanding voting stock is acquired by any person; if 1/3 or more of our directors are not continuing directors, as defined in the agreement; or when a controlling influence over our management or policies is exercised by any person or by persons acting as a group within the meaning of Section 13(d) of the Securities Exchange Act of 1934.

In addition, if there is a change in control during the term of the agreements, or within one year afterwards, Messrs. Cooper, Feola, Keeling and Thompson are entitled to receive severance payments in amounts equal to: 100% of their most recent annual salary for the first three years following termination; 50% of their most recent annual salary for the next two years; and 25% of their most recent salary for the next five years. We are also required to continue medical insurance coverage for Messrs. Cooper, Feola, Keeling and Thompson and their families during those periods. Those severance payments will terminate in the event of the employee's death.

In the event that Mr. Cooper becomes disabled, as defined in his agreements, he will be entitled to the following payments, in lieu of salary. The disability payments would be reduced by any amount paid directly to him under a disability insurance policy if we provided one: 100% of his most recent annual salary for the first three years; and 70% of his most recent salary for the next two years. In the event that either Mr. Feola, Mr. Keeling or Mr. Thompson becomes disabled, as defined in their agreements, he will be entitled to similar payments: 100% of his most recent annual salary for the first year; and 70% of his most recent salary for the second year.

Under the employment agreements, Messrs. Cooper, Feola, Keeling and Thompson are required to protect our confidential information during the term of the agreements and they are restricted from competing with us for a period of one year in specified states following the expiration or termination of the agreements.

In addition to the employment agreements we just described, we have employment agreements with two of our non-executive officer employees effective November 1, 1994. The terms of such agreements are similar to those described for Messrs. Feola and Keeling above, with the following amendments: the term of one agreement is from November 1, 1994 through October 31, 2002, and is renewable for successive two-year terms; the term of the other agreement was renewed for an additional two-year term in October 1999, and will automatically renew for additional two-year terms unless one of the parties terminates the agreement. In the event of a change in control, we are required to issue both employees shares of common stock equal to 2% of our outstanding shares of common stock immediately after the change in control.

Purdy Agreement

In February 2001, we entered into an agreement with David L. Purdy in connection with his resignation from our affiliates and us. The agreement required us to pay Mr. Purdy an aggregate of $912,727 plus $100,000 to be placed in an escrow account for his future attorney's fees. The agreement contains confidentiality and release provisions for both Mr. Purdy and us.

          SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
                          AND MANAGEMENT

     The following table sets forth the indicated information as of December 31, 2001 with respect to each person who we know is beneficial owner of more than 5% of the outstanding common stock, each of our directors and executive officers, and all of our directors and executive officers as a group.

     As of December 31, 2001, we had 2,450,631,119 shares of our common stock outstanding. The table below shows the common stock currently owned by each person or group, including common stock underlying warrants, all of which are currently exercisable, as of December 31, 2001. The left-hand column sets forth the percentage of the total number of shares of common stock outstanding as of December 31, 2001, which would be owned by each named person or group if they exercised of all of their warrants, together with common stock they currently owned. An asterisk - * - means less than 1%. Except as otherwise indicated, each person has the sole power to vote and dispose of each of the shares listed in the columns opposite his name.



Name and Address         Amount and          Percent of Beneficial
of Beneficial            Nature of           Ownership of
Owner                    Beneficial          Total Outstanding
                         Ownership (1)       Common Stock (2)

Fred E. Cooper           21,076,200 (3)      *
2275 Swallow Hill Road
Bldg. 2500, 2nd Floor
Pittsburgh, PA 15220

Stan Cottrell             1,350,000 (4)      *
4619 Westhampton Drive
Tucker, GA 30084

Anthony J. Feola         13,404,000 (5)      *
2275 Swallow Hill Road
Bldg. 2500, 2nd Floor
Pittsburgh, PA 15220

Robert B. Johnson         1,500,000 (6)      *
1140 Connecticut Ave., NW
11th Floor
Washington, D.C. 20036

Glenn Keeling            10,738,500 (7)      *
2275 Swallow Hill Road
Building 2500, 2nd Floor
Pittsburgh, PA 15220

Paul Stagg                1,570,000 (8)      *
168 LaLanne Road
Madisonville, LA 70447

Michael P. Thompson       4,000,000 (9)      *
2275 Swallow Hill Road
Bldg. 2500, 2nd Floor
Pittsburgh, PA  15220

All directors            53,638,700 (10)     2.1%
and executive officers
as a group (7 people)

NOTE: The officers and directors listed above entered into agreements not to exercise the warrants set forth below until August 2002. This means that the warrants are only currently exercisable after that time.

(1) Includes ownership of all shares of common stock which each named person or group has the right to acquire, through the exercise of warrants, within sixty (60) days, together with the common stock currently owned.

(2) Represents total number of shares of common stock owned by each person, which each named person or group has the right to acquire, through the exercise of warrants within sixty (60) days, together with common stock currently owned, as a percentage of the total number of shares of common stock outstanding as of June 30, 2001. For individual computation purposes, the total number of shares of common stock outstanding as of June 30, 2001 has been increased by the number of additional shares which would be outstanding if the person or group exercised all outstanding warrants.

(3) Includes warrants to purchase the following: 300,000 shares of common stock at $.25 per share until May 1, 2003; 4,000,000 shares of common stock at $.129 per share until April 28, 2004; and 15,000,000 shares of common stock at $.0525 per share until May 23, 2006. In addition, Mr. Cooper is entitled to certain shares of common stock upon a change of control of BICO as defined in his employment agreement.

(4) Includes warrants to purchase 250,000 shares of common stock at $.129 per share until April 28, 2004; and warrants to purchase
1,000,000 shares of common stock at $.0525 until May 23, 2006.

(5) Includes warrants to purchase the following: 100,000 shares of common stock at $.25 per share until November 26, 2003; 100,000 shares of common stock at $.25 per share until May 1, 2003; 350,000 shares of common stock at $.50 per share until October 11, 2002; 2,000,000 shares of common stock at $.129 per share until April 28, 2004; and 10,000,000 shares of common stock at $.0525 per share until May 23, 2006. In addition, Mr. Feola is entitled to certain shares of common stock upon a change of control of BICO as defined in his employment agreement.

(6) Includes warrants to purchase the following: 500,000 shares of common stock at $.0730 per share until January 11, 2006; and 1,000,000 shares of common stock at $.05 per share until July 30, 2006.

(7) Includes warrants to purchase 100,000 shares of common stock at $1.48 per share until August 26, 2003; 2,000,000 shares of common stock at $.129 per share until April 28, 2004; and 8,000,000 shares of common stock at $.0525 per share until May 23, 2006. In addition, Mr. Keeling is entitled to certain shares of common stock upon a change of control of BICO as defined in his employment agreement.

(8) Includes warrants to purchase 20,000 shares of common stock at $.06 per share until April 27, 2003; 250,000 shares of common stock at $.129 per share until April 28, 2004; 200,000 shares of common stock at $.102 per share until February 1, 2006; and 1,000,000 shares of common stock at $.0525 per share until May 23, 2006.

(9) Includes warrants to purchase 1,000,000 shares of common stock at $.125 per share until August 28, 2005; and 3,000,000 shares of common stock at $.0525 per share until May 23, 2006. In addition, Mr. Thompson is entitled to certain shares of common stock upon a change of control of BICO as defined in his employment agreement.

(10) Includes shares of common stock available under warrants to purchase an aggregate as set forth above.


              INTERESTS OF NAMED EXPERTS AND COUNSEL

     Sweeney & Associates, P.C. of Pittsburgh, PA, our securities counsel, will pass on the validity of the shares in this offering.
M. Kathryn Sweeney owns warrants to purchase 3 million shares of our common stock at $.05 per share until May 23, 2006; and warrants to purchase 200,000 shares of Diasense, Inc., one of our affiliates, at $.50 per share until April 23, 2006. Thomas E. Sweeney, Jr., Esq., a former partner, currently holds approximately 5,000 shares of our common stock and warrants to purchase the following shares of Diasense, Inc., one of our affiliates: 40,000 shares at $.50 per share until October 23, 2003 and 60,000 shares at $1.00 per share until January 6, 2003.

                              EXPERTS

   Our consolidated financial statements as of December 31, 2000, 1999 and 1998, all of which included an explanatory paragraph referring to an uncertainty regarding our ability to continue as a going concern, included in this prospectus, have been audited by Goff Backa Alfera & Company, LLC, independent certified public accountants, as stated in their report for the year ended December 31, 2000 and have been included in reliance upon that report given upon the authority of that firm as experts in auditing and accounting.


                Goff Backa Alfera & Company, LLC

                  CERTIFIED PUBLIC ACCOUNTANTS

                     3325 Saw Mill Run Blvd.
                         Pittsburgh, Pa



                Report of Independent Accountants





The Board of Directors and Stockholders
BICO, Inc.

     We have audited the accompanying consolidated balance sheets of BICO, Inc. and its subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of operations, stockholders' equity (deficiency) and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of BICO, Inc. and its subsidiaries at December 31, 2000 and 1999, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

     The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note B to the financial statements, the Company has incurred losses from operations and negative cash flows from operations for each of the three years in the period ended December 31, 2000, and these conditions are expected to continue through 2001, raising substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also discussed in note B. The financial statements do not include any adjustments that might result from the outcome of this uncertainty, including adjustments relating to the recoverability and classification of recorded assets that might be necessary in the event the Company cannot continue to meet its financing requirements and achieve productive operations.



/s/ Goff Backa Alfera & Company, LLC

Pittsburgh, Pennsylvania
February 22, 2001

                                       BICO, Inc. and Subsidiaries
                                       Consolidated Balance Sheets
                                                           (Unaudited)
                                                         Sept. 30, 2001   Dec. 31, 2000    Dec. 31, 1999
                                                         --------------   -------------    -------------
CURRENT ASSETS
 Cash and equivalents (note A)                            $1,349,907      $ 7,844,807      $ 10,827,631
 Accounts receivable - net of allowance
  for doubtful accounts of $43,664 at
  Sept. 30, 2001 and Dec. 31, 2000 and
  $63,679 at Dec. 31, 1999                                 1,273,100          400,950            27,263
 Inventory - net of valuation allowance (notes A and D)    1,575,373          805,224            10,308
 Related party notes receivable (notes C,N, and S)           142,278           87,706                 -
 Notes  receivable (note C)                                        -        1,926,363           200,000
 Notes receivable-Practical Environmental Solutions, Inc.          -        1,914,363                 -
 Interest receivable (note C)                                 97,826           48,252             2,701
 Prepaid expenses (note E)                                 1,017,322          988,354           192,246
 Advances - Officers                                               -                -           125,290
 Other current assets                                         62,270           47,268                 -
                                                           ---------      -----------       -----------

                 TOTAL CURRENT ASSETS                      5,518,076       12,148,924        11,385,439


PROPERTY, PLANT AND EQUIPMENT (notes A and J)
 Building                                                  2,529,176        2,529,176         1,207,610
 Land                                                        246,250          246,250           133,750
 Leasehold improvements                                    2,019,016        1,848,674         1,435,319
 Machinery and equipment                                   7,535,953        6,405,594         4,676,330
 Furniture, fixtures & equipment                             935,516          921,195           841,308
                                                         -----------      -----------       -----------
  Subtotal                                                13,265,911       11,950,889         8,294,317

 Less accumulated depreciation                             6,010,467        5,288,910         4,704,539
                                                         -----------      -----------       -----------
                                                           7,255,444        6,661,979         3,589,778

OTHER ASSETS
 Related Party Receivables
  Notes receivable  (notes C and N)                        1,128,455        1,174,738         1,491,261
  Interest receivable  (notes C and N)                         8,918           13,463            22,023
                                                         -----------       ----------       -----------
                                                           1,137,373        1,188,201         1,513,284
  Allowance for related party receivables                 (1,137,373)      (1,188,201)       (1,340,560)
                                                         -----------       ----------       -----------
                                                                   -                -           172,724

 Notes receivable  (note C)                                  138,646          200,000            12,000
 Notes receivable - Practical Environmental
    Solutions, Inc. (Note S)                               3,083,704                -                 -
 Notes receivable - GAIFAR (Note S)                        1,025,000                -                 -
 Interest receivable                                               -                -             4,235
 Goodwill, net of amortization (notes A and Q)               635,129          694,895                 -
 Investment in unconsolidated
    subsidiaries(notes A,G and S)                          2,507,865        2,061,439           485,284
 Other assets                                                245,924          162,833            36,376
                                                         -----------       ----------       -----------
                                                           7,636,268        3,119,167           710,619
                                                         -----------       ----------       -----------
         TOTAL ASSETS                                    $20,409,788      $21,930,070       $15,685,836
                                                         ===========      ===========       ===========

The accompanying notes are an integral part of these statements.

                                            BICO, Inc. and Subsidiaries
                                            Consolidated Balance Sheets
                                                    (Continued)
                                                          (Unaudited)
                                                        Sept. 30, 2001    Dec. 31,2000    Dec. 31, 1999
                                                        --------------    ------------    -------------
CURRENT LIABILITIES
  Accounts payable                                       $2,045,526        $   578,520     $    759,733
  Note payable (note S)                                   3,414,336
  Current portion of long-term debt (note I)              4,222,375          5,182,783        4,159,684
  Current portion of capital lease obligations (note J)      79,031             98,788           76,017
  Debentures payable (notes K and S)                              -          2,400,000                -
  Accrued liabilities (note F)                            3,578,295          3,131,765        1,794,370
  Escrow payable (note L)                                     2,700              2,700            2,700
                                                         ----------        -----------    -------------
        TOTAL CURRENT LIABILITIES                        13,342,263         11,394,556        6,792,504

LONG-TERM LIABILITIES
  Capital lease obligations (note J)                      2,145,698          2,203,673        1,336,147
  Long-term debt (note I)                                     1,233              7,864            2,240
                                                          ---------        -----------    -------------
                                                          2,146,931          2,211,537        1,338,387


COMMITMENTS AND CONTIGENCIES (note O)

UNRELATED INVESTORS'INTEREST
   IN SUBSIDIARY (note A)                                   454,757            434,990                -

STOCKHOLDERS' EQUITY (notes L and S)

   Common stock, par value $.10 per share,
   authorized 2,500,000,000 shares, issued and
   outstanding 2,450,631,119 at Sept. 30, 2001,
   1,383,704,167 at Dec. 31, 2000 and
   956,100,496 at Dec. 31, 1999                         245,063,111        138,370,417       95,610,050
   Series F 4% convertible preferred stock, par
   value $10 per share, authorized 500,000 shares
   issuable in series, shares issued and outstanding
   none at Sept. 30, 2001 and December 31, 2000
   and 72,000 at December 31, 1999.                               -                  -          720,000
   Additional paid-in capital                             2,482,952         87,035,096       85,608,192
   Warrants                                               6,221,655          6,204,235        6,791,161
   Accumulated deficit                                 (249,301,881)      (223,720,761)    (181,174,458)
                                                      -------------      -------------    -------------
          TOTAL STOCKHOLDERS' EQUITY                      4,465,837          7,888,987        7,554,945
                                                      -------------      -------------    -------------
          TOTAL LIABILITIES AND
                     STOCKHOLDERS' EQUITY               $20,409,788       $ 21,930,070    $  15,685,836
                                                      =============      =============    =============

The accompanying notes are an integral part of these statements.

                                             BICO,  INC.  AND  SUBSIDIARIES
                                       CONSOLIDATED  STATEMENTS  OF  OPERATIONS


                                             For the nine months ended                Year Ended December 31,
                                            Sept. 30,        Sept. 30,
                                               2001            2000           2000           1999            1998
                                            ------------   -------------   ------------   -------------   -------------
Revenues
  Net sales                                  $ 2,869,611   $    98,831    $    340,327     $   112,354     $  1,145,968
  Other income                                     9,497             -           5,547          52,897           50,212
                                               ---------    ----------    ------------     -----------     ------------
                                               2,879,108        98,831         345,874         165,251        1,196,180

Costs and expenses
  Cost of products sold                        2,082,021       132,644         354,511         147,971          587,821
  Research and development (notes A,L and M)   5,142,507     5,082,319       6,651,471       4,430,819        6,340,676
  General and administrative (note L)         16,217,485    11,962,387      21,407,472      12,884,237       10,673,265
  Amortization of goodwill (notes A,G and S)     579,671       279,681         392,307          39,716          887,080
  Impairment loss                                      -             -               -       5,060,951              -
                                              ----------     ---------    ------------     -----------    -------------
                                              24,021,684    17,457,031      28,805,761      22,563,694       18,488,842
                                              ----------    ----------    ------------     -----------    -------------
    Loss from operations                     (21,142,576)  (17,358,200)    (28,459,887)    (22,398,443)     (17,292,662)

Other income
  Interest                                       478,399       449,559         589,529       1,031,560          182,033

Other expense
  Debt issue costs (note A)                    1,741,886       985,000       1,005,000       3,458,300        1,865,682
  Beneficial convertible debt
       feature(notes A&K)                      2,063,915     2,462,500       3,062,500       7,228,296        3,799,727
  Warrant extensions (note L)                          -         6,390       5,233,529       4,669,483                -
  Interest expense                               690,948     1,343,393       1,924,873       1,373,404          481,025
  Loss on unconsolidated subsidiaries(notes A&G) 221,407       493,925         158,183               -                -
  Loss on disposal of assets                      18,635        15,874         122,857             376          531,066
  Unusual Item (notes O and S)                   225,000     3,450,000       3,450,000               -                -
                                              ----------    ----------    ------------     ------------    -------------
                                               4,961,791     8,757,082      14,956,942      16,729,859        6,677,500
                                              ----------    ----------    ------------     ------------    -------------
    Loss before unrelated
      investors' interest                    (25,625,968)  (25,665,723)    (42,827,300)    (38,096,742)     (23,788,129)

Unrelated investors' interest in
  net loss of subsidiaries                        44,848        54,222         280,997          24,164        1,385,485
                                             -----------    ----------     -----------     -----------     ------------
  Net loss                                  $(25,581,120) $(25,611,501)   $(42,546,303)   $(38,072,578)    $(22,402,644)
                                            ============    ==========     ===========    ============     ============

  Loss per common share - Basic:
   Net Loss                                 $     (0.015)  $   (0.026)    $      (0.04)   $      (0.05)    $      (0.08)
   Less: Preferred stock dividends                 0.000        0.000            (0.00)          (0.00)           (0.00)
                                            ------------     --------       ----------    -------------    -------------
   Net loss attributable to
       common stockholders:                 $     (0.015)  $   (0.026)    $      (0.04)   $      (0.05)    $      (0.08)
                                            ============     ========       ==========    =============    =============


  Loss per common share - Diluted:
   Net Loss                                 $     (0.015)  $   (0.026)     $      (0.04)    $     (0.05)    $     (0.08)
   Less: Preferred stock dividends                 0.000        0.000             (0.00)          (0.00)          (0.00)
                                            ------------    ---------         ---------    -------------    ------------
   Net loss attributable to
       common stockholders:                 $     (0.015)  $   (0.026)     $      (0.04)    $      (0.05)   $     (0.08)
                                            ============    =========         =========     ============    ============

The accompanying notes are an integral part of these statements.

                           BICO, Inc. and Subsidiaries

              Consolidated Statements of Stockholders' Equity (Deficiency)


			  		   		                           Note rec.
                          Preferred Stock       Common Stock                       issued for Additional
                          ---------------     ----------------                     Common Stk  Paid in    Accumulated
                          Shares     Amount     Shares        Amount     Warrants  Rel Party   Capital      Deficit      Total
                         -------   --------    ---------    ----------  ---------- --------- ----------- -------------- ----------
Balance at Dec. 31, 1997       -    $     -   138,583,978  $13,858,398  $6,396,994$(25,000)$104,932,920 $(120,699,236)$ 4,464,076
                        --------    -------    ----------   ----------   ---------- -------   ----------  ------------  ----------
Proceeds from stock offering   -          -     2,055,000      205,500           -       -       22,423             -     227,923
Conversion of debentures       -          -   280,134,590   28,013,459           -       -  (16,029,785)            -  11,983,674
Issuance of convertible debt   -          -             -            -           -       -    3,799,727             -   3,799,727
  Net Loss                     -          -             -            -           -       -            -   (22,402,644)(22,402,644)
                        --------    -------    ----------   ----------  ----------  -------- ----------  ------------ -----------
Balance at Dec. 31, 1998       -          -   420,773,568   42,077,357   6,396,994 (25,000)  92,725,285  (143,101,880) (1,927,244)
                        --------    -------    ----------   ----------  ----------  -------- ----------   ------------ ----------
Proceeds from stk offering     -          -    19,625,691    1,962,569           -       -     (914,485)            -   1,048,084
Proceeds from sale of
 Preferred stk.-Series F  72,000    720,000             -            -           -       -       90,000             -     810,000
Conversion of debentures       -          -   515,013,737   51,501,374           -       -  (19,444,872)            -  32,056,502
Warrants granted and
  extended-subsidiaries        -          -             -            -           -       -    5,897,332             -   5,897,332
Issuance of convertible debt   -          -             -            -           -       -    7,228,296             -   7,228,296
Repayment of subscriptio recv. -          -             -            -           -  25,000            -             -      25,000
Warrants exercised             -          -       687,500       68,750      (8,968)      -       26,636             -      86,418
Warrants granted               -          -             -            -     403,135       -            -             -     403,135
  Net loss                     -          -             -            -           -       -            -   (38,072,578)(38,072,578)
                        --------    -------    ----------   ----------   --------- -------    ---------   ----------- -----------
Balance at Dec. 31,1999   72,000    720,000   956,100,496   95,610,050   6,791,161       -   85,608,192  (181,174,458)  7,554,945
                        --------   --------    ----------   ----------   --------- -------    ---------   -----------  ----------

Proceeds from stk offering     -          -   327,615,231   32,761,523           -       -  (14,156,873)            -  18,604,650
Proceeds from sale of
 Preferred stk.-Series F 380,000  3,800,000             -            -           -       -      475,000             -   4,275,000
Conversion of preferred
 stk.- Series F         (452,000)(4,520,000)   56,679,610    5,667,961           -       -   (1,147,961)            -           -
Conversion of debentures       -          -    36,294,340    3,629,434           -       -      491,113             -   4,120,547
Warrants exercised             -          -     4,414,490      441,449    (307,581)      -      481,790             -     615,658
Warrants granted and
  extended-subsidiaries        -          -             -            -           -       -   11,084,555             -  11,084,555
Issuance of convertible debt   -          -             -            -           -       -    3,062,500             -   3,062,500
Common stk. issued for serv.   -          -     2,600,000      260,000           -       -       78,000             -     338,000
Common stk. issued-subs.       -          -             -            -           -       -      170,780             -     170,780
Warrants granted               -          -             -            -     608,655       -            -             -     608,655
Warrants expired               -          -             -            -    (888,000)      -      888,000             -           -
  Net loss                     -          -             -            -           -       -            -   (42,546,303)(42,546,303)
                         -------    ------- -------------  -----------  ---------- -------   ----------   ----------- -----------
Balance at Dec. 31, 2000       -    $     - 1,383,704,167 $138,370,417  $6,204,235 $     -  $87,035,096 $(223,720,761)$ 7,888,987
                         -------    ------- -------------  -----------  ---------- --------  ----------   ----------- -----------
Proceeds from stk offering     -          -   769,410,092   76,941,009           -       -  (67,702,009)            -   9,239,000
Proceeds from sale of
 Preferred stk.-Series F       -          -             -            -           -       -            -             -           -
Conversion of preferred
 stk.- Series F                -          -             -            -           -       -            -             -           -
Conversion of debentures       -          -   297,516,852   29,751,682           -       -  (19,096,026)            -  10,655,659
Warrants exercised             -          -             -            -           -       -            -             -           -
Warrants granted and
  extended-subsidiaries        -          -             -            -           -       -       (1,331)            -      (1,331)
Issuance of convertible debt   -          -             -            -           -       -    2,058,970             -   2,058,970
Common stk. issued for serv.   -          -             -            -           -       -            -             -           -
Common stk. issued-subs.       -          -             -            -           -       -            -             -           -
Warrants granted               -          -             -            -      17,420       -      188,252             -     205,672
Warrants expired               -          -             -            -           -       -            -             -           -
  Net loss                     -          -             -            -           -       -            -   (25,581,120)(25,581,120)
                         -------    -------  ------------  -----------  ---------- -------   ----------   ----------- -----------
Balance at Sep. 30, 2000       -    $     - 2,450,631,111 $245,063,111  $6,221,655 $     -  $ 2,482,952 $(249,301,881)$ 4,465,837
                         =======    ======= =============  ===========  ========== =======   ==========   =========== ===========



The accompanying notes are an integral part of these statements.



                                              BICO, Inc. and Subsidiaries
                                        Consolidated Statements of Cash Flows

                                                     For the nine months ended              Year ended December 31,
                                                       Sep. 30,      Sep. 30,
                                                         2001          2000               2000            1999           1998
                                                      ----------     ----------       -------------  -------------  -------------
Cash flows used by operating activities:
Net loss                                               $(25,581,120)  $(25,611,501)    $(42,546,303)  $(38,072,578)  $(22,402,644)
   Adjustments to reconcile net loss to net
    cash used by operating activities:
    Depreciation                                            749,526        397,778          689,762        773,696        815,125
    Amortization                                            579,671        279,681          392,307         42,149        891,412
    Loss on disposal of assets                               18,635         15,874          122,857        177,000        531,066
    Loss on unconsolidated subsidiaries                     221,407        110,723          158,183           -              -
    Unrelated investors' interest in susidiaries            (44,848)         8,523         (280,997)       (24,164)    (1,385,485)
    Stock issued in exchange for services                      -           338,000          338,000        148,484        (22,063)
    Stock issued in exchange for services by subsidiary        -              -             225,000            -             -
    Debenture interest converted to stock                      -           120,547             120,547        211,503        106,894
    Premium for extension on debenture                         -              -                -              -           680,500
    Beneficial convertible debt feature                   2,063,915      2,462,500        3,062,500      7,228,296      3,799,727
    Warrants granted                                         17,420        322,028          608,655        403,135           -
    Warrants granted and extended by subsidiaries           188,252      1,598,936       11,184,858      5,897,332           -
    (Decrease)increase in allowance for losses on
              accounts receivable                              -              -             (20,015)        36,620         12,128
    Provision for (recovery of)allownace for related
         party note                                         (50,828)       (90,333)        (152,359)        70,253      1,270,307
    (Increase) decrease in accounts receivable             (872,150)       (38,266)         (25,148)        (7,924)       268,195
    (Increase) decrease in inventories                   (2,329,114)       134,373          101,480         90,052        987,948
    Increase (decrease) in inventory valuation allowance  1,558,965       (891,321)        (859,283)       (25,845)       779,050
    (Increase) in prepaid expenses                          (28,968)      (300,945)        (651,305)       (21,702)       (31,495)
    (Increase) decrease in other assets                    (133,544)          (186)          33,834       (146,408)        36,927
    Increase (decrease) in accounts payable               1,467,006       (523,111)        (296,657)      (949,578)     1,078,124
    Increase in other liabilities                           446,530      1,270,377        1,112,211        697,726        845,136
    (Decrease) in deferred revenue                             -              -                -              -          (116,146)
    Impairment loss                                            -              -                -         5,060,951           -
                                                        ------------   ------------    -------------  -------------  -------------
      Net cash flow used by operating activities        (21,729,245)   (20,396,323)     (26,681,873)   (18,411,002)   (11,855,294)
                                                        ------------   ------------    -------------  -------------   -------------
Cash flows from investing activities:
  Purchase of property, plant and equipment              (1,361,626)    (2,499,808)      (1,388,508)      (641,371)      (111,216)
  Disposal of property, plant and equipment                    -              -                -           175,000           -
  Acquisitions, net of cash acquired                           -              -          (1,395,126)          -        (1,030,000)
  (Increase) in notes receivable                         (2,385,341)    (1,034,500)      (1,939,073)      (337,928)       (31,493)
  Payments received on notes receivable                     256,065         88,524          378,817        141,974           -
  (Increase) in interest receivable                         (45,029)        (3,084)         (32,756)       (25,774)       (97,929)
  Acquisition of unconsolidated subsidiaries             (1,093,948)    (1,725,784)      (2,078,520)      (525,000)          -
                                                        ------------  -------------    -------------  -------------  -------------
    Net cash used by investing activites                 (4,629,879)    (5,174,652)      (6,455,166)    (1,213,099)    (1,270,638)
                                                        ------------  -------------    -------------  -------------  -------------

Cash flows from financing activities:
  Proceeds from public offering                          10,692,600     17,026,106       18,604,650        900,000            -
  Proceeds from warrants exercised                             -           899,420          615,658         86,018            -
  Proceeds from sale of preferred stock-Series F               -         4,275,000        4,275,000        810,000            -
  Proceeds from debentures payable                        8,255,659      9,850,000       12,250,000     33,150,000      10,720,000
  Payments on debentures payable                               -              -          (5,850,000)    (4,130,000)           -
  Redemptions of Stock Subscriptions                     (1,453,600)          -                -              -               -
  Increase in notes payable                               9,866,650           -             855,801         75,396         550,000
  Decrease in notes payable                              (6,452,314)          -             (53,125)      (465,650)       (675,393)
  Increase on long term debt                                117,235           -                -              -               -
  Payments on long term debt                             (1,084,274)       (15,915)            -              -               -
  Redemptions of debentures                                    -        (5,850,000)            -              -               -
  Additional capital lease obligations                         -         1,434,066             -              -               -
  Payments on capital lease obligations                     (77,732)      (522,457)        (543,769)       (99,777)       (101,997)
                                                        ------------   ------------    -------------  -------------   -------------
      Net cash provided by financing activities          19,864,224     27,096,220       30,154,215     30,325,987      10,492,610
                                                        ____________   ____________    _____________  _____________   _____________

      Net increase (decrease) in cash                    (6,494,900)     1,525,245       (2,982,824)    10,701,886      (2,633,322)
                                                        -------------  ------------    -------------- -------------    ------------
  Cash and cash equivalents, beginning of year            7,844,807     10,827,631       10,827,631        125,745       2,759,067
                                                        -------------  ------------    -------------  -------------   -------------
  Cash and cash equivalents, end of year               $  1,349,907   $ 12,352,876     $  7,844,807   $ 10,827,631   $     125,745
                                                        =============  ============    =============  =============   =============

The accompanying notes are an integral part of these statements.

                                            BICO, Inc. and Subsidiaries
                                        Consolidated Statements of Cash Flows
                                                     (Continued)

                                        For the nine months ended               Year ended December 31,
                                        Sept. 30,            Sept. 30,
                                         2001                 2000             2000             1999            1998
                                       -----------         ------------    -------------   -------------   -------------
Supplemental Information:
           Interest paid              $   130,379           $1,026,435     $ 1,485,286     $    966,713    $    364,716
                                      ===========          ============    =============   ============    ============

Supplemental schedule of non-cash
investing and financing activities:

Acquisition of ICTI with note payable $         -           $        -     $         -      $         -    $  3,350,000
                                      ===========          ===========     =============    ===========    ============

Acquisition of property under a
   capital lease:
           Land                       $         -           $  112,500     $   112,500      $         -    $          -
           Equipment                            -                    -               -                -          24,050
           Building                             -            1,321,566       1,321,566                -               -
                                      -----------          -----------     -------------    -----------    ------------
                                      $         -           $1,434,066     $ 1,434,066      $         -    $     24,050
                                      ===========          ===========     =============    ===========    ============
Capital Lease Termination:
  Reduction of capital lease
       obligation                     $         -           $        -     $         -      $         -     $ 1,184,288
                                      ===========          ===========     =============    ===========    ============
  Reduction of property
    Construction in progress          $         -           $        -     $         -      $         -     $  1,459,110
    Land                              $         -           $        -     $         -      $         -     $    112,500
                                      -----------          -----------     -------------    -----------     ------------
                                      $         -           $        -     $         -      $         -     $  1,571,610
                                      ===========          ============    =============    ===========     ============


Conversion of preferred stock for
  common stock                        $         -           $5,580,168      $ 5,580,168     $         -     $          -
                                      ===========          ============     ============    ===========     ============
Preferred stock dividend paid in
  common stock                        $         -           $  121,825      $   121,825     $         -     $          -
                                      ===========          ============     ============    ============    ============
Constructive dividend on convertible
  preferred stock                     $         -           $1,883,333      $ 1,883,333     $         -     $          -
                                      ===========          ============     ============    ============    ============
Conversion of debentures for
  common stock                        $10,655,659           $4,000,000      $ 4,000,000     $31,845,000     $ 11,876,780
                                     ============          ============     ============    ============    ============
Conversion of stock subscriptions
  for common stock                    $ 9,900,000           $        -      $         -     $         -     $          -
                                     ============          ============     ============    ============    ============

The accompanying notes are an integral part of these statements.


                    BICO, Inc. and Subsidiaries

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                  December 31, 2000, 1999 and 1998




NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING
          POLICIES

1.   Organization

     BICO, Inc. (the Company) and its subsidiaries are engaged in the development, manufacturing and marketing of biomedical products and biological remediation products. In June 2000, the Company changed its name from Biocontrol Technology, Inc. to BICO, Inc.

2.   Principles of Consolidation

     The consolidated financial statements include the accounts of: Diasensor.com, Inc., a 52% owned subsidiary as of December 31, 2000 and 1999; Petrol Rem, Inc., a 75% owned subsidiary as of December 31, 2000 and 1999, ViaCirQ, Inc. (formerly IDT, Inc.), a 99% owned subsidiary as of December 31, 2000 and 1999; International Chemical Technologies, Inc., a 58.4% owned subsidiary as of December 31, 2000 and 1999, Barnacle Ban Corporation, a 100% owned subsidiary as of
     December 31, 2000 and 1999, Ceramic Coatings Technologies, Inc., a 100% owned subsidiary as of December 31, 2000 and 1999 and B-A-Champ.com, Inc., a 51% owned subsidiary as of December 31, 2000. All significant intercompany accounts and transactions have been eliminated. Subsidiary losses in excess of the unrelated investors' interest are charged against the Company's interest. Changes in the Company's proportionate share of subsidiary equity resulting from the additional equity raised by the subsidiary are accounted for as equity transactions in consolidation with no gain recognition due to the development stage of the subsidiaries and uncertainty regarding the subsidiary's ability to continue as a going concern.

3.   Cash and Cash Equivalents

     For purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less at acquisition to be cash equivalents.

4.   Inventory

     Inventory is valued at the lower of cost (first-in, first-out method) or market. An inventory valuation allowance is provided against finished goods and raw materials for products for which a market has not yet been established.

5.   Property and Equipment

     Property and equipment are recorded at cost and are depreciated over their estimated useful lives, ranging from 3 to 39 years, on a straight-line basis. Amortization of assets recorded under capital leases is included with depreciation expense. Impairment losses are recognized when management determines that operating conditions raise doubts about the ability to recover the carrying value of particular assets. The amount of impairment loss is determined by comparing the present value of the estimated future cash inflows of such assets to their net carrying value.

6.   Goodwill

     Goodwill, which represents the excess cost of purchased companies over the fair value of their net assets at dates of acquisition, is amortized on a straight-line basis over five years. Goodwill associated with assets determined to be impaired is correspondingly written down.

7.   Investment in Unconsolidated Subsidiaries

     During 1999 and 2000, the Company made investments in unconsolidated subsidiaries (see Note G). These investments are being reported on the equity basis due to the Company's ownership percentage, options to purchase additional shares and membership on the boards of directors of each unconsolidated subsidiary as discussed in Note G. The difference between the amount invested and the underlying equity in the unconsolidated subsidiary's net assets is being amortized as goodwill over a 5-year period. Declines in this investment's value that are determined by Management to be other than temporary are recognized as losses on a current basis.

8.   Loss Per Common Share

     Net loss per common share is based upon the weighted average number of common shares outstanding. The loss per share does not include common stock equivalents since the effect would be antidilutive. The weighted average shares used to calculate the loss per share amounted to 1,037,254,759 in 2000, 695,400,191 in 1999 and 266,362,526 in 1998. The net
     losses attributable to common shareholders for the years ended December 31, 2000, 1999 and 1998 were $44,510,398,
     $38,072,578 and $22,402,644, respectively, which include constructive dividends to preferred stockholders of $1,883,333, $0 and $0, respectively.

9.   Research and Development Costs

     Research and development costs are charged to operations as incurred. Machinery, equipment and other capital expenditures, which have alternative future use beyond specific research and development activities, are capitalized and depreciated over their estimated useful lives.

10.  Income Taxes

     The Company previously adopted Statement of Financial Accounting Standards No. 109 (FAS 109), Accounting for Income Taxes, which requires the asset and liability method of accounting for income taxes. Enacted statutory tax rates are applied to temporary differences arising from the differences in financial statement carrying amounts and the tax bases of existing assets and liabilities. Due to the uncertainty of the realization of income tax benefits (Note M), the adoption of FAS 109 had no effect on the financial statements of the Company.

11.  Interest

     The Company follows the policy of capitalizing interest as a component of the cost of property, plant and equipment constructed for its own use. Total interest incurred for the periods December 31, 2000, 1999, and 1998 was $1,924,873,
     $1,373,404,  and $589,300, respectively, of which  $1,924,873,
     $1,373,404,  and  $481,025,  respectively,  was   charged   to
     operations.

12.  Estimates and Assumptions

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company has established allowances based upon management's evaluation of inventories, accounts receivable, and receivables from related parties and amortizes intangible assets such as goodwill and patents over estimated useful lives.

13.  Common Stock Warrants

     The Company recognizes cost on warrants granted or extended based upon the minimum value method. Under this method, the warrants are valued by reducing the current market price of the underlying shares by the present value of the exercise price discounted, at an estimated risk-free interest rate of 5% and assuming no dividends. The value of warrants is recalculated when warrants are extended and any increase in value over the value recorded at the time the warrant was granted is recognized at the time the warrant is extended.

14.  Debt Issue Costs

     The Company follows the policy of expensing debt issue costs on debentures during the period of debenture issuance. Total debt issue costs incurred for the periods December 31, 2000, 1999 and 1998 were $1,225,000, $3,458,300 and $1,865,682, respectively.

15.  Concentration of Credit Risk

     Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash investments at commercial banks, receivables from officers and directors of the Company and investments in unconsolidated subsidiaries. Cash and cash equivalents are temporarily invested in interest bearing accounts in financial institutions, and such investments may be in excess of the FDIC insurance limit. Receivables from directors and officers of the Company (Notes C and N) are unsecured and represent a concentration of credit risk due to the common employment and financial dependency of these individuals on the Company.

16.  Comprehensive Income

     The Company's consolidated net income (loss) is substantially the same as comprehensive income to be disclosed under Statement of Financial Accounting Standards No. 130.

17.  Beneficial Convertible Debt Feature

     Beneficial conversion terms included in the Company's convertible debentures are recognized as expense and credited to additional paid in capital at the time the associated debentures are issued.

18.  Beneficial Conversion Feature of Preferred Stock

     The Company's Series F 4% convertible preferred stock includes a beneficial conversion feature providing the preferred stockholder a discount of 25% upon conversion to the Company's common stock after 120 days. The value of this beneficial conversion feature is determined by reducing the market price of the Company's common stock by the discounted conversion price on the date of commitment. This discount is recognized as a reduction in the preferred stock recorded at par and is amortized as constructive dividends to the preferred stockholders over the 120-day period using the effective interest method.

19.  Advertising Costs

     Advertising costs are charged to operations when incurred.
     Advertising expenses for 2000, 1999 and 1998 were $208,617,
     $4,851 and $43,901, respectively.

NOTE B  - OPERATIONS AND LIQUIDITY

     The Company and its subsidiaries have incurred substantial losses in 2000 and in prior years and have funded their operations and product development primarily through the sale of common and preferred stock and issuance of debt instruments. Until such time that products can be successfully developed and marketed, the Company and its subsidiaries will continue to need to fulfill working capital requirements through the sale of stock and issuance of debt. The inability of the Company to continue its operations as a going concern would impact the recoverability and classification of recorded asset amounts.

     The  ability  of  the  Company to continue  in  existence  is dependent  on  its having sufficient financial  resources  to complete the research and development necessary to successfully bring products to market and for marketplace acceptance. As a result of its significant losses, negative cash flows from operations and significant accumulated deficits for each of the periods ending December 31, 2000, 1999, and 1998, there is substantial doubt about the Company's ability to continue as a going concern.

     In order to meet its projected expenditures for 2001, Management believes that additional funds will need to be raised from sales of stock and future debt issuance.

NOTE C - NOTES RECEIVABLE

     Notes receivable due from various related and unrelated parties consisted of:

                                     Dec. 31, 2000    Dec. 31, 1999
  Related Parties

   Note receivable from Fred E.
  Cooper, Chief Executive Officer,
  dated April 28, 1999, in the
  amount of $777,400, payable in
  monthly installments of $9,427
  with a final balloon payment on
  May 31, 2002.  Interest is
  accrued at a rate of 8% per
  annum.                              $   715,693      $   747,087

  Note receivable from Glenn
  Keeling, Director, dated April
  28, 1999, in the amount of
  $296,358, payable in monthly
  installments of $4,184 with a
  final balloon payment on May 1,
  2002.  Interest is accrued at a
  rate of 8% per annum.                   237,737          275,869

  Note Receivable from T.J. Feola,
  Director, dated April 28, 1999,
  in the amount of $259,477,
  payable in monthly installments
  of $3,676 with a final balloon
  payment on May 31, 2002.
  Interest is accrued at a rate of
  8% per annum.                           221,308          245,581

  Note receivable from Allegheny
  Food Services, Inc. of which
  Joseph Kondisko, a former
  director, is principal owner,
  payable in monthly installments
  of $3,630, including interest at
  9.25%, with a final balloon
  payment on April 1, 2001.                87,706          172,724

  Note receivable from B-A-
  Champ.com, a company
  substantially owned by Fred E.
  Cooper, Chief Executive Officer.
  Note was due on November 8, 2000.
  Interest accrued at a rate of 6%
  per annum.                                 -              50,000

  Unrelated Parties

  Demand note receivable from a
  corporation on a $3,100,000 line
  of credit agreement.  Principal
  plus interest accrued at a rate
  of 10% per annum is payable upon
  demand.  Note is secured by a
  pledge of 100% of the borrower's
  common stock and security
  interests in all assets of the
  borrower.                             1,914,363             -

  Note receivable from an
  individual, due on November 15,
  2002 with interest at prime plus
  2% (11.5% at December 31, 2000).        200,000          200,000

  Note receivable from an
  individual, payable upon
  demand with 8.75% interest.              12,000           12,000
                                       ____________     ____________

                                        3,388,807        1,703,261
  Less current notes receivable         2,014,069          200,000
                                       ____________     ____________
  Noncurrent                          $ 1,374,738      $ 1,503,261
                                       ============     ============


     Accrued interest receivable on the related party notes as  of
     December   31,  2000  and  1999  was  $13,463  and   $22,023,
     respectively.

     Due to the financial dependency of the above officers and directors on the Company, an allowance of $1,188,201 and $1,340,560 has been provided as of December 31, 2000 and 1999, respectively.

NOTE D - INVENTORY

     Inventories consisted of the following as of:

                                Dec. 31, 2000       Dec. 31, 1999


       Raw materials             $ 3,212,053        $  3,504,708
       Finished goods              1,087,093             858,805
                                 ____________        ____________
                                   4,299,146           4,363,513
       Less valuation allowance   (3,493,922)         (4,353,205)
                                 ____________        ____________

                                 $   805,224        $     10,308
                                 ============        ============
NOTE E - PREPAID EXPENSES

     Prepaid expenses consisted of the following as of:

                                Dec. 31, 2000       Dec. 31, 1999

      Prepaid insurance          $   304,229        $     73,172
      Prepaid professional fees      234,961              87,112
      Prepaid debt issue costs       220,000                   0
      Employee advances               32,549               3,208
      Prepaid taxes                   31,200                   0
      Security deposits               14,799               1,543
      Other prepaid expenses         150,616              27,211
                                 ____________        ____________

                                 $   988,354         $   192,246
                                 ============        ============

NOTE F - ACCRUED LIABILITIES

     Accrued liabilities consisted of the following as of:

                                Dec. 31, 2000       Dec. 31, 1999

      Current
      Accrued interest           $ 1,120,655         $   681,068
      Accrued payroll                373,821           1,027,147
      Accrued payroll taxes and
      withholdings                    24,303              35,362
      Accrued vacation                66,445              33,038
      Accrued class action
      settlement (note O)          1,300,000                   0
      Other accrued liabilities      246,541              17,755
                                 ____________        ____________

                                 $ 3,131,765         $ 1,794,370
                                 ============        ============

NOTE G - INVESTMENT IN UNCONSOLIDATED SUBSIDIARIES

In January 2000, the Company acquired a twenty-five percent (25%) interest in Insight Data Link.com, Inc. for $100,000. Insight is a Pennsylvania corporation formed to engage in the business of acting as an internet clearinghouse for persons seeking to acquire, and persons having available, shopping mall space, as well as software development for related projects.

Also, during the year ended December 31, 2000 the Company invested an additional $285,000 in American Inter-Metallics, Inc. ("AIM") an unconsolidated subsidiary interest initially acquired during 1999. With this additional investment, the Company owns 16.2% of AIM. Upon completion of funding, the Company's ownership will increase to 20%. AIM has its operations in Rhode Island, and is developing a product that enhances performance in rockets and other machinery by increasing the burn rate of propellants.

During the year ended December 31, 2000, Diasensor.com acquired a fifteen percent (15%) interest in MicroIslet, Inc. for an investment of $1,000,000. The company has an option to purchase an additional 5% interest in MicroIslet. The company also holds a seat on the board of directors of MicroIslet. MicroIslet is a California company, which has licensed several diabetes research technologies from Duke University with a specific focus on optimizing microencapsulated islets for transplantation.

In March 2000, Diasensor.com acquired a 20.8% equity interest in Diabecore Medical, Inc., a Toronto-based company working to develop a new insulin for the treatment of diabetes, for $693,520. The company also owns warrants to purchase additional shares of Diabecore, which, if exercised, will increase the company's
ownership  to  35%.   The company holds a seat  on  the  board  of
directors of Diabecore.

These investments are being reported on the equity basis and differences between the investment and the underlying net assets of the unconsolidated subsidiaries are being amortized as goodwill over a 5-year period.

The   Company's  investment  in  the  underlying  assets  and  the unamortized goodwill of each unconsolidated subsidiary as of December 31, 2000 and December 31, 1999 are as follows:

                      Investment in
Unconsolidated        Underlying Net      Unamortized
  Subsidiary             Assets             Goodwill               Total
                       2000     1999      2000     1999        2000     1999
American Inter-
Metallics, Inc.    $   22,574  $48,405 $ 553,220  $436,879 $  575,794 $485,284
Insight Data Link.com  28,409        0    60,000         0     88,409        0
MicroIslet, Inc.       50,731        0   688,508         0    739,239        0
Diabecore Medical,Inc  50,615        0   526,620         0    577,235        0
                    _________ ________ _________ _________ __________ ________
Total              $  152,329  $48,405 $1,828,348 $436,879 $1,980,677 $485,284
                    ========= ======== ========= ========= ========== ========

The amounts recognized as amortization of goodwill and income (loss) on unconsolidated subsidiaries for each investment for the years ended December 31, 1999 and 2000 are as follows:

                                                Income (Loss) on
Unconsolidated             Amortization of          Unconsolidated
  Subsidiary                  Goodwill              Subsidiaries
                           2000      1999         2000        1999
American Inter-
Metallics, Inc.        $ 118,837   $ 39,716    $ (75,654)      $ 0
Insight Data Link.com     15,000          0        3,409         0
MicroIslet, Inc.         152,628          0     (108,133)        0
Diabecore Medical,Inc.    72,049          0      (44,235)        0
                       _________   _________   __________   _______
Total                  $358,514    $ 39,716    $(224,613)      $ 0
                       =========   =========   ==========   =======


NOTE H- BUSINESS SEGMENTS

The   Company  operates  in  two  reportable  business   segments:
Biomedical devices, which includes the operations of BICO, Inc., Diasensor.com, Inc. and ViaCirQ, Inc. and Bioremediation, which includes the operations of Petrol Rem, Inc. Following is summarized financial information for the Company's reportable segments:

                          Biomedical
2000                       Devices     Bioremedication  All Other  Consolidated
Sales to external customers  $    81,954 $  217,722     $   40,651  $   340,327
Cost of products sold             47,862    179,446        127,203      354,511
Gross profit (loss)               34,092     38,276       (86,552)     (14,184)
Identifiable assets           16,628,619  4,385,100        835,589   21,849,308
Capital expenditures           2,788,454          0         34,120    2,822,574
Depreciation and amortization    979,083     74,120         43,198    1,096,401
Interest Income                  543,457     46,072              0      589,529
Interest Expense               1,811,665          0        113,208    1,924,873

1999
Sales to external customers  $    82,056 $   26,693     $    3,599  $   112,348
Cost of products sold            133,288     14,683              0      147,971
Gross profit(loss)              (51,232)     12,010              0     (39,222)
Identifiable asset            15,018,258    226,760        440,818   15,685,836
Capital expenditures             262,954          0        378,417      641,371
Depreciation and amortization  5,108,855     34,351         96,060    5,239,266
Interest Income                1,031,560          0              0    1,031,560
Interest Expense               1,373,404          0              0    1,373,404


1998
Sales to external customers  $ 1,028,484 $   45,382     $   72,102  $ 1,145,968
Cost of products sold            483,388     33,061         71,372      587,821
Gross profit (loss)              545,096     12,321            730      558,147
Identifiable assets            8,614,498    168,315      1,052,756    9,835,569
Capital expenditures             105,827          0          5,389      111,216
Depreciation and amortization  1,563,366     36,061        111,442    1,710,869
Interest Income                  182,033          0              0      182,033
Interest Expense                 481,025          0              0      481,025


NOTE I- LONG-TERM DEBT

Long-term debt consisted of the following as of:
                                                     Dec. 31,       Dec. 31,
                                                      2000            1999
                                                  -------------    -----------

Note Payable in connection with stock purchase
agreement for 58.4% interest in International
Chemical Technologies, Inc.(ICTI). The note
bears interest at a rate of 10% per annum and
is collateralized by the shares of ICTI purchased
in the transaction. At December 31, 1999 and
2000, the  Company was, and continues  to  be,
in default  on the terms of this loan  and
the note  holder  has made demand  for  payment.
Accordingly,   the   unpaid    balance    is
classified as due and payable.                    $ 2,900,000      $ 2,900,000

Note  Payable  by the Company's  subsidiary,
International  Chemical  Technologies,  Inc.
(ICTI)  to,  it's  former shareholder.   The
loan  bears interest at a rate of  9.5%  per
annum  and is guaranteed by the Company  and
collateralized   by   all    tangible    and
intangible assets of ICTI, and assignment of
ICTI's   interest  in  its  lease  for   its
production facilities.  At December 31, 1999
and 2000, the Company was, and continues  to
be  in default on the terms of this loan and
the note holder has made demand for payment.
Accordingly,   the   unpaid    balance    is
classified as due and payable.                      1,191,667        1,191,667

Promissory Note of Intco, Inc., a 51%  owned
subsidiary   of  the  Company's  subsidiary,
Petrol Rem, Inc.  The loan is collateralized
by certain Intco equipment. Principal and
interest at 9.5% per annum are payable in 25
equal monthly installments  of $1,500  each
commencing February  27,  2000 with   a  final
payment  of  all  remaining principal  and
interest due  on  March  27, 2002.                     20,351            -

Commercial  Premium  Finance  Agreement   of
Intco,  Inc., a 51% owned subsidiary of  the
Company's   subsidiary,  Petrol  Rem,   Inc.
Amounts   are   payable  in   nine   monthly
installments  of $11,342 including  interest
at  9.47%  per  annum beginning  October  1,
2000.                                                  66,209            -

Promissory Note of Intco, Inc., a 51%  owned
subsidiary   of  the  Company's  subsidiary,
Petrol Rem, Inc.  The loan is collateralized
by certain Intco equipment. Principal  and
interest at 9% per annum  are payable in 35
equal monthly installments  of $320  each
commencing February 25, 2000 with a  final
payment of all remaining principal and
interest due on February 25, 2003.                      7,263            -

Note  Payable  by the Company's  subsidiary,
Petrol  Rem,  Inc., in connection  with  the
stock purchase agreement for 51% interest in
Intco,  Inc.   The  note is payable  without
interest in installments as follows:  (i) on
the  first  day of each calendar month  from
January 1, 2001 through and including  April
1, 2001, a principal payment of $150,000 and
(ii)  $250,000 on May 1, 2001.                        850,000            -

Commercial Premium Finance Agreement payable
in   nine  monthly  installments  of  $9,697
including   interest  at  7.62%  per   annum
beginning November 1, 1999.                                             66,187

Commercial Premium Finance Agreement payable
in  eight  monthly installments  of  $13,208
including   interest  at  8.5%   per   annum
beginning December 1, 2000.                            77,317            -

Commercial Premium Finance Agreement payable
in   nine  monthly  installments  of  $9,903
including  interest  at  12.63%  per   annum
beginning December 10, 2000.                           75,600            -

Note  Payable to a bank in monthly  payments
of  $433  including interest  at  8.75%  per
annum.    The  loan  in  collateralized   by
equipment.                                              2,240            4,070
                                                   ___________      ___________
                                                    5,190,647        4,161,924
Current portion of long-term debt                   5,182,783        4,159,684
                                                   ___________      ___________
Long-term debt                                   $      7,864     $      2,240
                                                   ===========      ===========

NOTE J- LEASES

Operating Leases

Until October 2000, the Company was committed under a non-cancelable operating lease for its research and product development facility. The lease between the Company and a group of investors (lessor), which includes four of the Company's Executive Officers and/or Directors, was for a period of 240 months beginning September 1, 1990. Monthly rental under the terms of the lease was $8,810 for a period of 119 months to August 1, 2000. In October 2000, after the Company's research and development  operations  had been moved  from  the  facility,  the building was sold by the investor group and the lease was terminated. Total rent expense was $70,480 in 2000 and $105,720 in each of the years 1999 and 1998.

The Company and its related subsidiaries also lease other office facilities, various equipment and automobiles under operating
leases  expiring  in  various years  through  2004.   Total  lease
expense related to these leases was $534,235, $425,654 and $279,329 in the years ended December 31, 2000, 1999 and 1998, respectively.

Capital Leases

During 1996, the Company leased two manufacturing buildings under capital leases expiring in various years through 2011. The assets and liabilities under capital leases are recorded at the lower of the present value of the minimum lease payments or the fair value of the asset. The assets are depreciated over the lower of their related lease terms or their estimated productive lives. Depreciation of assets under capital leases is included in depreciation expense.

During 1998, the Company terminated the lease of one of its two manufacturing buildings in response to the filing of a judgement for nonpayment under the terms of the lease. The Company recognized a loss of $387,321 based upon the difference between the remaining lease obligation and the property relinquished.

In July 2000, the Company entered into a new capital lease replacing the lease on its manufacturing facility terminated in 1998. Under the terms of the lease, the Company will make total payments of $1,602,221 through December 2010, at which time title to the property will be transferred to the Company. Management recognized this property and the corresponding capital lease obligation at the present value of the lease payments, which was $1,434,066 at the inception of the lease, using an imputed rate of 9% per annum.

The following is a summary of property held under capital leases:

                              Dec. 31, 2000      Dec. 31, 1999

 Building                     $   2,527,326      $   1,207,610
 Land                               246,250            133,750
 Equipment                          264,490            229,565
                              ______________     ______________
    Sub Total                     3,038,066          1,570,925

 Less: Accumulated
 Depreciation                       529,286            378,885
                              ______________     ______________
 Total Property under
 Capital Leases               $   2,508,780      $   1,192,040
                              ==============     ==============


Minimum   future   lease  payments  under   capital   leases   and
noncancelable operating leases are as follows:

                                        Capital      Operating
                                        Leases         Leases

   2001                            $    241,877   $    318,062

   2002                                 336,562        228,237
   2003                                 333,654        181,594
   2004                                 338,413         53,825
   2005                                 352,066         16,500
   Thereafter                         2,105,169            -
                                     ___________    ___________
   Total minimum lease payments       3,707,741   $    798,218
                                                    ===========
   Less amounts representing
   interest                           1,405,280
                                     ___________
   Present  value of net minimum
   lease payments                  $  2,302,461
                                     ===========


NOTE K - SUBORDINATED CONVERTIBLE DEBENTURES

     During 2000, 1999 and 1998, the Company issued subordinated 4% convertible debentures totaling $12,250,000, $33,150,000 and $10,720,000, respectively. Such convertible debentures were issued pursuant to Regulation S, Regulation D, and/or
     Section 4(2) and have a one-year mandatory maturity and are not saleable or convertible for a minimum of 45 to 90 days from issuance. At December 31, 2000 and 1999, the subordinated convertible debentures totaled $2,400,000 and $0, respectively. The debentures issued in 1999 and 2000 included beneficial conversion features providing a discount on the acquisition of common stock at discounts ranging from 12% to 22%.

     As of December 31, 2000, the conversion price of the debentures would have been approximately $.0421 per share, based upon a formula, which applies a discount to the average market price for the previous week and is determined by the length of the holding period. As of December 31, 2000, the number of shares issuable upon conversion of all outstanding debentures was approximately 57 million shares, which would have reflected discounts of approximately 20%. No debentures were outstanding as of December 31, 1999.

     Preferred Stock

     The Board of Directors of the Company may issue up to 500,000 shares of preferred stock in series, which would have rights as determined by the Board.

     During 1999, 400,000 shares of the preferred stock were authorized as "4% Cumulative Convertible Preferred Stock, Series F". 72,000 shares of this preferred stock were issued in 1999 and 452,000 shares were issued in 2000 and these shares include a beneficial conversion feature providing the preferred stockholder a discount of 25% upon conversion to the Company's common stock after 120 days. The total value of this beneficial conversion feature was $1,883,333 and was recognized as constructive dividends charged to additional paid in capital during the year ended December 31, 2000. During 2000, all shares of preferred stock were converted to common stock. In addition, a preferred stock dividend of $121,824 was distributed to preferred shareholders upon conversion.

NOTE L - STOCKHOLDERS' EQUITY

     Common Stock Warrants

     During 2000, warrants ranging from $.070 to $.250 per share to purchase 5,941,998 shares of common stock were granted at exercise prices that were equal to or above the current quoted market price of the stock on the date issued. In connection with the granting of warrants, the Company recognized $324,897 of general and administrative expense. Warrants to purchase 31,378,160 shares of common stock were exercisable at December 31, 2000. The per share exercise prices of these warrants are as follows:

                   Shares               Exercise Price

                      20,000               $.060
                     160,000               $.070
                      35,000               $.080
                   1,700,000               $.100
                      85,000               $.103
                   1,000,000               $.125
                  19,910,500               $.129
                   1,110,200               $.130
                     600,000               $.140
                     400,000               $.144
                     125,000               $.155
                     236,798               $.160
                      10,000               $.220
                   2,826,700               $.250
                      80,000               $.330
                      50,000               $.380
                       1,482               $.450
                     350,000               $.500
                     884,000              $1.000
                     150,000              $1.480
                   1,375,000              $2.000
                      94,000              $2.125
                      69,480              $2.250
                      35,000              $2.410
                      20,000              $2.750
                      25,000              $3.000
                      25,000              $3.200
                 ____________
        Total     31,378,160
                 ============


     The fiscal years in which common stock warrants were granted and the various expiration dates by fiscal year are as follows:

Fiscal    Warrants            Warrants Expire during Fiscal Year
 Year      Granted    2001      2002       2003        2004        2005
1990     406,700    226,700    351,482    180,000
1991   1,251,482    900,000
1992           0
1993     154,000    144,000                10,000
1994     130,000                20,000     85,000       25,000
1995           0
1996     594,480    535,000                             59,480
1997   1,444,000    500,000    944,000
1998   1,420,000                        1,420,000
1999  20,035,500                                    20,035,500
2000   5,941,998                                                  5,941,998
      __________  _________  ________ __________  ___________   ___________
      31,378,160  2,305,700  1,315,482  1,695,000   20,119,980    5,941,998
      ==========  =========  ======== ==========  ===========   ===========


    The following is a summary of the warrant transactions during 2000:

    Outstanding at beginning of period         29,896,662
    Granted during the twelve-month period      5,941,998
    Canceled during the twelve-month period        46,000
    Exercised during the twelve-month period    4,414,500
    Outstanding and eligible for exercise at   ___________
    end of period                              31,378,160
                                               ===========
The following is a summary of expenses recognized in connection with warrants granted or extended during 2000 and 1999:

                         2000                          1999
               Granted    Extended    Total      Granted     Extended    Total
Parent Company $  324,897 $       0 $   324,897 $  403,134 $        0 $  403,134
Subsidiaries:
 Petrol Rem            0          0                 54,981     20,160     75,141
 Diasensor.com   230,178          0     230,178    229,642    272,078    501,720
 ViaCirQ       5,885,069  5,233,529  11,118,598    943,226  4,377,245  5,320,471
               _________  _________ ___________  _________  _________  _________
               6,115,247  5,233,529  11,348,776  1,227,849  4,669,483  5,897,332
               _________  _________ __________  _________   _________  _________
Total         $6,440,144 $5,233,529 $11,673,673 $1,630,983 $4,669,483 $5,897,332
               =========  ========= =========== ==========  =========  =========


     During 2000 and 1999, expenses recognized on warrants granted are included in the Statement of Operations as general and administrative expenses of $6,071,961 and $1,189,171, respectively and research and development expenses of $368,183 and $441,812, respectively.


     Warrant Extensions

     During 2000, the Company did not extend the exercise date of any warrants.

     During 1999, the Company extended the exercise date of warrants to purchase 540,962 shares of common stock to certain officers, employees and consultants. The warrant shares were originally granted at exercise prices ranging from $.45 to $2.75, and were extended at the original grant price. No expense was charged to operations since the market price of the stock was less than the present value of the warrant exercise price.

     During 1998, the Company extended the exercise date of warrants to purchase 1,510,180 shares of common stock to certain officers, employees and consultants. The warrant shares were originally granted at exercise prices ranging from $.25 to $3.20, and were extended at the original grant price. No expense was charged to operations since the market price of the stock was less than the present value of the warrant exercise price.

     Diasensor.com, Inc. Common Stock


     At December 31, 2000, warrants to purchase 10,387,013 shares of Diasensor.com, Inc. common stock were exercisable. The per share exercise price is $.50 for 7,380,000 shares, $1.00 for 2,160,463 shares and $3.50 for 846,550 shares. The warrants expire at various dates through 2005. To the extent that all warrants were exercised, the Company's proportionate ownership would be diluted from 52% at December 31, 2000 to 36%.

     Diasensor.com, Inc. Warrants

     During 2000, Diasensor.com, Inc. granted warrants to purchase 2,075,000 shares of its common stock and extended the exercise date of warrants to purchase 2,483,050 shares of common stock to certain officers, directors, employees and consultants. A charge of $230,178 is included in general and administrative expenses for warrants granted during 2000. The extended warrants were originally granted at an exercise price ranging from $1.00 to $3.50 and extended at the same price. No expense was charged to operations since the estimated market price of the stock was less than the present value of the warrant exercise price.

     During 1999, Diasensor.com, Inc. granted warrants to purchase 2,080,000 shares of its common stock and extended the exercise date of warrants to purchase 3,070,213 shares of common stock to certain officers, directors, employees and consultants. A charge of $229,642 is included in general and administrative expenses for warrants granted during 1999. The extended warrants were originally granted at an exercise price ranging from $.50 to $3.50 and extended at the same price. Diasensor.com, Inc. recorded a $272,078 expense for these extended warrants.


     Diasensor.com, Inc. Warrants

     During 1998, Diasensor.com, Inc. extended the exercise date of warrants to purchase 825,000 shares of common stock to certain officers, directors, employees and consultants. The warrant shares were originally granted at an exercise price of $.50 and extended at the same price. No expense was charged to operations since the market price of the stock was less than the present value of the warrant exercise price.

     Petrol Rem, Inc. Common Stock

     At December 31, 2000, warrants to purchase 6,290,000 shares of Petrol Rem common stock were exercisable. The per share exercise price is $.10 for 3,940,000 shares, $.50 for 2,150,000 shares and $1.00 for 200,000 shares. The warrants expire at various dates through 2005. To the extent that all the warrants were exercised, the Company's proportionate ownership would be diluted from 75% at December 31, 2000 to 57%.

     Petrol Rem Warrants

     During 2000, Petrol Rem, Inc. granted warrants to purchase 1,950,000 shares of its common stock to certain officers, directors, employees and consultants. No expense was charged to operations since the market price of the stock was less than the present value of the warrant exercise price. Petrol Rem did not extend the exercise dates of any warrants during 2000.

     During 1999, Petrol Rem, Inc. granted warrants to purchase 2,690,000 shares of its common stock and extended the exercise date of warrants to purchase 1,450,000 shares of common stock to certain officers, directors, employees and consultants. A charge of $54,981 is included in general and administrative expenses for the warrants granted during 1999. The extended warrants were originally granted at an exercise price of $.10 and were extended at the same price. Petrol Rem, Inc. recorded a $20,160 expense for these extended warrants.

     ViaCirQ, Inc. Common Stock

     At December 31, 2000, warrants to purchase 6,713,000 shares of ViaCirQ common stock were exercisable. The per share exercise price is $.10 for 6,363,000 shares and $.50 for 20,000 shares, $1.00 for 310,000 shares, $2.00 for 5,000 shares and $3.00 for 15,000 shares. The warrants expire at various dates through 2005. To the extent that all the warrants were exercised, the Company's proportionate ownership would be diluted from 99% at December 31, 2000 to 69.1%.


     ViaCirQ, Inc. Warrants

     During 2000, ViaCirQ, Inc. granted warrants to purchase 2,128,000 shares of its common stock and extended the exercise date of warrants to purchase 3,125,000 shares of common stock to certain officers, directors, employees and consultants. Charges of $5,516,886 and $368,183 are included in general and administrative expenses and research and development expenses, respectively, for the warrants granted during 2000. The extended warrants were originally granted at an exercise price ranging from $0.10 to $3.00 and extended at the same price. ViaCirQ, Inc. recorded a $5,233,529 expense for these extended warrants.

     During 1999, ViaCirQ, Inc. granted warrants to purchase 295,000 shares of its common stock and extended the exercise date of warrants to purchase 1,505,000 shares of common stock to certain officers, directors, employees and consultants. Charges of $501,414 and $441,812 are included in general and administrative expenses and research and development expenses, respectively, for these warrants granted during 1999. The extended warrants were originally granted at an exercise price of $0.10 and extended at the same price. ViaCirQ, Inc. recorded a $4,377,245 expense for these extended warrants.

NOTE M - INCOME TAXES

     As of December 31, 2000, the Company and its subsidiaries except Diasensor.com, Inc., Petrol Rem, and ICTI, have available approximately $132,500,000 of net operating loss carryforwards for federal income tax purposes. These carryforwards are available, subject to limitations, to offset future taxable income, and expire in tax years 2000 through 2021. The Company also has research and development credit carryforwards available to offset federal income taxes of approximately $1,775,000, subject to limitations, expiring in tax years 2005 through 2021.

     As of September 30, 2000, the end of its fiscal year, Diasensor.com, Inc. had available approximately $25,500,000 of net operating loss carryforwards for federal income tax purposes. These carryforwards, which expire during the years 2005 through 2020, are available, subject to limitations, to offset future taxable income. Diasensor.com, Inc. also has research and development credit carryforwards available for federal income tax purposes of approximately $700,000, subject to limitations, expiring in the years 2005 through 2012.

     As of December 31, 2000, Petrol Rem had available approximately $14,000,000 of net operating loss carryforwards for federal income tax purposes. These carryforwards, which expire during the years 2008 through 2021, are available, subject to limitations, to offset future taxable income. Petrol Rem also has research and development credit carryforwards available for federal income tax purposes of approximately $15,000.

     As of December 31, 2000, ICTI had available approximately $1,400,000 of net operating loss carryforwards for federal income tax purposes. These carryforwards, which expire in years 2019 and 2021, are available, subject to limitations, to offset future taxable income.


     Certain  items  of  income  and  expense  are  recognized  in different periods for financial and income tax reporting purposes. In the year ended December 31, 1999, a warrant exercise adjustment of $50,625 was reported for tax purposes. The fair market value of warrant extentions have been recorded and expenses of $6,092,562 and $11,118,598 have been recognized for financial statement purposes in the years ended December 31, 1999 and 2000, respectively.

     The Company has not reflected any future income tax benefits for these temporary differences or for net operating loss and credit carryforwards because of the uncertainty as to realization. Accordingly, the adoption of FAS 109 had no effect on the financial statements of the Company.

     The following is a summary of the composition of the Company's deferred tax asset and associated valuation allowance at December 31, 2000, December 31, 1999 and December 31, 1998:

                           Dec.31,2000     Dec.31,1999     Dec.31,1998

      Net Operating Loss  $ 45,050,000    $ 37,672,000    $ 28,294,800
      Warrant Expense        8,593,191       4,812,868       2,741,397
      Tax Credit
      Carryforward           1,775,000       1,370,000       1,100,000
                           ____________   ____________     ____________
                            55,418,191      43,854,868      32,136,197
      Valuation Allowance  (55,418,191)    (43,854,868)    (32,136,197)
                           ____________   ____________     ____________
      Net  Deferred Tax
      Asset                $         0    $          0    $          0
                           ============   ============     ============

     The deferred tax benefit and the associated increase in the valuation allowance are summarized in the following schedule:


                                                  Increase in
                                    Deferred       Valuation
                                   Tax Benefit     Allowance      Net


     Year-ended December 31, 2000  $(11,563,323)  $ 11,563,323    $ 0
     Year-ended December 31, 1999  $(11,718,671)  $ 11,718,671    $ 0
     Year-ended December 31, 1998  $( 7,306,400)  $  7,306,400    $ 0
     From March 20, 1972 (inception)
     Through December 31, 2000     $(55,418,191)  $ 55,418,191    $ 0


NOTE N - RELATED PARTY TRANSACTIONS

     Research and Development Activities

     The Company is currently performing research and development activities related to the non-invasive glucose sensor (the Sensor) under a Research and Development Agreement with Diasensor.com, Inc.. If successfully developed, the Sensor will enable users to measure blood glucose levels without taking blood samples. Diasensor.com, Inc. acquired the rights to the Sensor, including one United States patent from BICO for $2,000,000 on November 18, 1991. Such patent covers the process of measuring blood glucose levels non-invasively. Approval to market the Sensor is subject to federal regulations including the Food and Drug Administration (FDA). The Sensor is subject to clinical testing and regulatory approvals by the FDA. BICO is responsible for substantially all activities in connection with the development, clinical testing, FDA approval and manufacturing of the Sensor. As discussed in Note B, BICO finances its operations from the sales of stock and issuance of debt and was reimbursed for costs incurred under the terms and conditions of the Research and Development Agreement for the research and development of the Sensor by Diasensor.com, Inc.. If BICO is unable to perform under the Research and Development or Manufacturing Agreements, Diasensor.com, Inc. would need to rely on other arrangements to develop and manufacture the Sensor or perform these efforts itself.

     BICO and Diasensor.com, Inc. have entered into a series of agreements related to the development, manufacturing and marketing of the Sensor. BICO is to develop the Sensor and carry out all steps necessary to bring the Sensor to market including 1) developing and fabricating the prototypes necessary for clinical testing; 2) performing the clinical investigations leading to FDA approval for marketing; 3) submitting all applications to the FDA for marketing approval; and 4) developing a manufacturable and marketable product. Diasensor.com, Inc. is to conduct the marketing of the Sensor. The following is a brief description of the agreements:

     Manufacturing Agreement

     The manufacturing agreement between BICO and Diasensor.com, Inc. was entered into on January 20, 1992. BICO is to act as the exclusive manufacturer of production units of the Sensor upon the completion of the Research and Development Agreement and sell the units to Diasensor.com, Inc. at a price determined by the agreement. The term of the agreement is fifteen years.

     Research and Development Agreement

     Under a January 1992 agreement between BICO and Diasensor.com, Inc., beginning in April 1992, BICO received $100,000 per month, plus all direct costs for the research and development activities of the Sensor. This agreement replaced a previous agreement dated May 14, 1991. The term of the new agreement is fifteen years. In July 1995, BICO and Diasensor.com, Inc. agreed to suspend billings, accruals of amounts due and payments pursuant to the research and development agreement pending the FDA's review of the Sensor.


     Purchase Agreement

     In November 1991, BICO entered into a Purchase Agreement with Diasensor.com, Inc. under which Diasensor.com, Inc. acquired BICO's rights to the Sensor for a cash payment of $2,000,000. This agreement permits BICO to use Sensor technology for the manufacture and sale by BICO of a proposed implantable closed loop system. BICO will pay Diasensor.com, Inc. a royalty equal to five percent of the net sales of such implantable closed loop system.

     Real Estate Activities

     Four of the Company's Executives and/or Directors are members of an eight-member partnership that in July 1990 purchased the Company's real estate in Indiana, Pennsylvania, and each personally guaranteed the payment of lease obligations to the bank providing the funding. For their personal guarantees, the four individuals each received warrants to purchase 100,000 shares of the Company's common stock at an exercise price of $.33 per share until June 29, 1995. Those warrants still outstanding as of the original expiration date were extended until June 29, 2001. In 1999, after all operations were relocated from this site, the property was offered for sale. The property was sold in October 2000 and the lease was terminated.

     Amounts due from Officers

     On April 28, 1999, Fred E. Cooper, CEO and Director, consolidated various outstanding obligations into a term loan totaling $777,400 payable in monthly installments of $9,427 with a final balloon payment on May 31, 2002. Interest on this loan is accrued at a rate of 8% per annum.

     Total amounts due from Mr. Cooper at December 31, 1999 and December 31, 2000, include balances of $747,087 and $715,963, respectively, on the term loan discussed above plus accrued interest of $10,813 and $9,163, respectively.

     On April 28, 1999, Glenn Keeling, a Director, consolidated various outstanding obligations into a term loan totaling $296,358 payable in monthly installments of $4,184 with a final balloon payment on May 1, 2002. Interest on this loan is accrued at a rate of 8% per annum.

     Total amounts due from Mr. Keeling at December 31, 1999 and December 31, 2000, include balances of $275,869 and $237,737, respectively, on the term loan discussed above plus accrued interest of $3,668 and $3,668, respectively.

     On April 28, 1999, T.J. Feola, Senior Vice President and Director, consolidated various outstanding obligations into a term loan totaling $259,477 payable in monthly installments of $3,676 with a final balloon payment on May 31, 2002. Interest on this loan is accrued at a rate of 8% per annum.

     Total amounts due from Mr. Feola at December 31, 1999 and December 31, 2000 include balances of $245,581 and $221,308, respectively, on the term loan discussed above plus accrued interest of $4,536 and $631, respectively.


     As of December 31, 1999 and 2000 the Company had a note receivable from Allegheny Food Services, Inc. of which Joseph Kondisko, a former director, is principal owner. The loan, which bears interest at a rate of 9.25%, is payable in monthly installments of $3,630 with a final balloon payment on April 1, 2001. The outstanding balance on this loan was $172,724 at December 31, 1999 and $87,706 at December 31,
     2000.

     During 1999 the Company made various demand loans totaling $150,000 to B-A-Champ.com, Inc., a company substantially owned by Fred E. Cooper, CEO. As of December 31, 1999, these loans had been repaid to a balance of $50,000 with an accrued interest of $3,006. As of December 31, 1999, the Company owned approximately 6.5% of the outstanding stock of B-A-Champ.com, Inc. In 2000, the Company provided additional funding of $400,000 in exchange for additional shares of B-A-Champ.com, Inc. In addition, the Company converted a note receivable of $50,000 from B-A-Champ.com, Inc. plus accrued interest of $5,256 to common stock. As a result of these additional investments, the Company owned 51% of the outstanding stock of B-A-Champ.com, Inc. as of December 31, 2000 and included B-A-Champ.com, Inc. as a consolidated subsidiary in the December 31, 2000 financial statements. As of December 31, 2000, Fred E. Cooper, Chief Executive Officer of the Company, owned approximately 30% of the outstanding common stock of B-A-Champ.com, Inc.

     Employment Contracts

     The Company has employment contracts with three officers and two employees that commenced November 1, 1994 and were renewed on October 31, 1999. There is an additional contract with an officer that commenced August 16, 2000. These employment contracts set forth annual basic salaries aggregating approximately $2,125,000 in 2000 and expiring in periods beginning October 2001 through 2005, which are subject to review and adjustment. The contracts may be extended for successive two to three year periods. In the event of change in control in the Company and termination of employment, continuation of annual salaries at 100% decreasing to 25% are payable in addition to the issuing of shares of common stock as defined in the contracts. The contracts also provide for severance, disability benefits and issuances of BICO common stock under certain circumstances.

NOTE O - COMMITMENTS AND CONTINGENCIES

     Litigation

     On April 30, 1996, a class action lawsuit was filed against the Company, Diasensor.com, Inc., and individual officers and directors. The suit, captioned Walsingham v. Biocontrol Technology, et al., was certified as a class action in the U.S. District Court for the Western District of Pennsylvania. The suit alleged misleading disclosures in connection with the Noninvasive Glucose Sensor and other related activities, which the Company denies. Without agreeing to the alleged charges or acknowledging any liability or wrongdoing, the Company agreed to settle the lawsuit for a total amount of $3,450,000. As of December 31, 2000, $2,150,000 has been paid  toward  the  settlement.  An additional  $1,300,000  is included in accrued liabilities and will be paid in July 2001. Although it is not known whether the class action plaintiffs have been formally notified of the settlement, or if they have accepted its terms, the Company believes that the existing settlement will end this matter.

     Pennsylvania Securities Commission

     The Pennsylvania Securities Commission is conducting a private investigation of the Company and its subsidiary, Diasensor.com, Inc., Inc. in connection with the sale of securities. The Companies have cooperated with and provided information to the Pennsylvania Securities Commission in connection with the private investigation. As the Commission's investigation is not yet complete, there can be no estimate or evaluation of the likelihood of an unfavorable outcome in this matter or the range of possible loss, if any.

     Additional Legal Proceedings

     In April 1998, the Company and its affiliates were served with subpoenas requesting documents in connection with an investigation by the U.S. Attorneys' office for the U.S. District Court for the Western District of Pennsylvania. The Company continues to submit various scientific, financial and contractual documents in response to such requests.


NOTE P - EMPLOYEE BENEFIT PLAN

     The Company has a defined contribution plan with 401(k) provisions, which covers all employees meeting certain age and period of service requirements. Employer contributions are discretionary as determined by the Board of Directors. There have been no employer contributions to the plan through December 31, 2000.

NOTE Q -STOCK ACQUISITIONS

     ICTI, Inc.

     Effective March 4, 1998, pursuant to a Stock Purchase Agreement dated February 20, 1998, the Company acquired 58.4% of International Chemical Technologies, Inc. (ICTI) a development stage corporation. ICTI commenced operations in May 1997 and planned to engage in the business of manufacturing and marketing, and licensing rights with respect to certain corrosion/wear-resistant metal alloy coating compositions.

     Consideration for the purchase of the 58.4% interest in ICTI included a cash payment of $1,030,000; a promissory note for $3,350,000 at 8%; 2,000,000 shares of Biocontrol common stock (fair market value of $250,000), a warrant to purchase 1,000,000 shares of Biocontrol stock for $2 per share anytime through March 4, 2003; and the guarantee by Biocontrol of a promissory note for $1,300,000 payable by ICTI to the seller.

     The Company recognized $5,310,501 of goodwill in connection with the ICTI Stock Purchase Agreement. For purposes of amortizing this goodwill, management had determined a useful life of 5 years. Accumulated amortization on this goodwill was $887,080 at December 31, 1998. Based upon a reevaluation of this goodwill, the remaining balance of $4,423,421 was included in an impairment charge recognized in 1999. Management's reevaluation was reached due to failure of the investment to perform as anticipated and the decision that future cash flow was unlikely. For these same reasons an impairment charge was recorded to write off associated plant and equipment.

     B-A-Champ.com

     Effective August 1, 2000, the Company acquired an additional 44.5% of B-A-Champ.com, Inc., a development stage corporation. This additional investment increased the Company's ownership of B-A-Champ.com, Inc. to 51%. B-A-Champ.com, Inc. commenced operations in 1999 and plans to engage in various internet promotional activities.

     Consideration for the purchase of the additional 44.5% interest in B-A-Champ.com, Inc. included a cash payment of $400,000 and the conversion of a $50,000 note receivable from B-A-Champ.com, Inc. plus accrued interest of $5,256 into common stock.

     The Company recognized $259,964 of goodwill in connection with the acquisition of of B-A-Champ.com, Inc. For purposes of amortizing this goodwill, management has determined a useful life of 5 years. Accumulated amortization on this goodwill was $21,664 at December 31, 2000.


     INTCO, Inc.

     Pursuant to a Stock Purchase Agreement dated November 1, 2000, Petrol Rem, Inc. acquired 51% of INTCO, Inc. INTCO, Inc. was incorporated on February 5, 1981 and engages in oil-spill cleanup and the treatment of oil wells and also charters out self-propelled barges for maintenance work.

     Consideration for the purchase of 51% on INTCO, Inc. included a cash payment of $250,000 and a promissory note for $1 million. As of December 31, 2000, the outstanding balance on the promissory note was $850,000.

     The Company recognized $310,567 of goodwill in connection with the INTCO Stock Purchase Agreement. For purposes of amortizing this goodwill, management has determined a useful life of 5 years. Accumulated amortization on this goodwill was $10,352 at December 31, 2000.

     Tireless, LLC

     In October 2000, Petrol Rem, Inc. and Universal Scrap Tire Company, LLC (an unaffiliated company) formed a joint venture called Tireless, LLC (Tireless) with Petrol Rem, Inc. and Universal Scrap Tire Company, LLC owning 51% and 49%, respectively. Tireless is a development stage company that plans to engage in the acquisition, shredding and disposal of tires and tire parts.

     Consideration for the 51% ownership in Tireless included an agreement by Petrol Rem to provide working capital funding of $455,000 to Tireless. As of December 31, 2000, Petrol Rem had made cash payments of $335,940 to fund the operating and capital needs of Tireless.

     Petrol Rem recognized $164,611 of goodwill in connection with the investment in Tireless. For purposes of amortizing this goodwill, management has determined a useful life of 5 years. Accumulated amortization on this goodwill was $8,231 as of December 31, 2000.


NOTE R - Unaudited Notes to Financial Statements for September 30, 2001

     1. - Related Party Notes Receivable

     In April 2001, the Company loaned $70,000 to Pascal M. Nardelli, President and Chief Executive Officer of Petrol Rem, Inc. In August 2001, this demand note and accrued interest of $2,110 were paid in full. In May 2001, the Company loaned $110,000 to Anthony J. Delvicario, the president of the Company's unconsolidated subsidiary, American Inter-Metallics, Inc., and a member of Diasense's board of directors. The original demand note was secured by 110,000 shares of American Inter-Metallics, Inc. common stock and bore interest at prime rate plus two percent. In November 2001, the note was converted into a new note for $114,000 to reflect accrued interest, with a due date of December 17, 2001. The new note is secured by an unconditional guaranty by American Inter-Metallics and all of American Inter-Metallics' assets, including all of its equipment.

     2. - Notes Receivable - Practical Environmental Solutions, Inc.

     During the nine months ended September 30, 2001, Petrol Rem, Inc. (a 75% owned subsidiary) loaned an additional $1,169,341 to Practical Environmental Solutions, Inc., a company involved in the acquisition and management of environmental entities. The loan, which has a principal balance of $3,083,704 as of September 30, 2001, bears interest at a rate of 10% per year and is due on demand on or before January 21, 2002. The loan is collateralized by a security interest and lien on all of Practical Environmental's assets including its rights to any and all contracts, options or claims of that company to purchase or acquire the assets of any environmental company. The note is classified as a noncurrent asset as of September 30, 2001 because the management of Petrol Rem intends to convert all or part of this note into a controlling equity interest in Practical Environmental Solutions with the balance of the note being converted to a term loan.

     3. - Notes Receivable - GAIFAR

     In June 2001, the Company entered into a marketing agreement with GAIFAR, a German company that owned all the rights to certain rapid HIV tests, and Dr. Heinrich Repke, the man who developed the tests. The marketing rights were assigned to Rapid HIV Detection Corp, of which the Company owns 75% and GAIFAR owns 25%. GAIFAR retained the manufacturing rights for
     the  tests.   The  agreement, as amended,  provided  for  a  due
     diligence  period  until October 15, 2001 and  approval  by  the
     Company's board of directors. In October 2001, the due diligence period was completed and the Company's board provided their unanimous resolution, making the marketing agreement fully effective. The marketing agreement has a minimum ten-year term and calls for total payments of $7,000,000 through the third quarter of 2002. When the marketing agreement became effective in October 2001, $1,000,000 previously loaned to GAIFAR was applied to the $7 million consideration. The original agreement called for a loan of $500,000 to the owner of the rapid HIV tests and technology, but the Company agreed to loan another $125,000 during the second quarter while the due diligence was continuing. During the third quarter, the Company loaned an additional $400,000 while the due diligence was completed. Of these funds loaned to GAIFAR, $1 million was made part of the consideration paid to acquire the exclusive worldwide marketing rights to the rapid HIV tests and technology and is now part of the Company's investment in Rapid HIV Detection Corp. The remaining $6 million in payments are due from October 20, 2001 through August 20, 2002. The payments include $125,000 per month for the three months from October through December 2001, $200,000 in January 2002, $250,000 in February 2002, $500,000 in
     March 2002, $1 million per month for the four months from April through July of 2002 and a final payment of $675,000 in August 2002.

     4.- Investments in Unconsolidated Subsidiaries

     During the third quarter of 2001, the Company invested an additional $10,000 in Insight Data Link.com, Inc. ("IDL"), an unconsolidated subsidiary interest initially acquired in 2000. With this additional investment, the Company has invested $110,000 in IDL and its ownership percentage is approximately 27%.

     During the nine months ended September 30, 2001 the Company invested an additional $190,000 in American Inter-Metallics, Inc. ("AIM") an unconsolidated subsidiary interest initially acquired during 1999. With this additional investment, the Company has invested $1,000,000 in AIM and its ownership is approximately 20%.

     During the nine months ended September 30, 2001, Diasense invested an additional $600,000 in MicroIslet, Inc., an unconsolidated subsidiary interest initially acquired during 2000. With this additional investment, Diasense has invested $1,600,000 in MicroIslet and its ownership is approximately 20.2%.

     During the nine months ended September 30, 2001, Diasense invested an additional $293,948 in Diabecore Medical, Inc., an unconsolidated subsidiary interest initially acquired during 2000. With this additional investment, Diasense has invested
     $987,468 in Diabecore and owns approximately 24% of this unconsolidated subsidiary.

     These investments are being reported on the equity basis and differences between the investment and the underlying net assets of the unconsolidated subsidiaries are being amortized as goodwill over a 5-year period. The Company's investment in the underlying assets and the unamortized goodwill of each unconsolidated subsidiary as of September 30, 2001 are as follows:

                             Investment
       Unconsolidated            in        Unamortized       Total
         Subsidiary          Underlying      Goodwill
                             Net Assets

     American Inter-          $313,400     $  435,122     $  748,522
     Metallics, Inc.

     Insight Data Link.com       7,603         44,920         52,523

     MicroIslet, Inc.           11,335        966,238        977,573

     Diabecore Medical, Inc.   172,695        556,552        729,247
                              --------     ----------     ----------
     Total                    $505,033     $2,002,832     $2,507,865
                              ========     ==========     ==========


     5.- Notes Payable

     During the nine months ended September 30, 2001, the Company issued promissory notes totaling $9,825,000. As of September 30, 2001, promissory notes totaling $6,450,000 had been repaid with proceeds from the sale of common stock subscriptions. The outstanding notes payable of $3,375,000 at September 30, 2001 bear interest at a rate of 10% per year and are payable on various dates in January 2002. Also during this nine-month period, the Company obtained a $50,000 line of credit with PNC Bank. As of September 30, 2001, $39,336 was outstanding under this line of credit. The outstanding balance bears interest at a rate of 6.75% per year.

     6. - Subordinated Convertible Debentures

     At December 31, 2000, the Company had subordinated 4% convertible debentures outstanding totaling $2,400,000. During the first quarter of 2001 the Company issued additional subordinated 4% convertible debentures totaling $8,255,659.
     Such convertible debentures were issued pursuant to Regulation D, and /or Section 4(2), and have a one-year maturity and are not saleable or convertible for a minimum of 90 days from issuance. A $2,063,915 expense was recognized upon issuance for the beneficial conversion feature of these debentures. During the nine months ended September 30, 2001, all of these debentures totaling $10,655,659 were converted into 297,516,846 shares of common stock.

     7. - Stockholders Equity

     During the third quarter of 2001, the Company raised $11,164,000 through the sales of common stock subscriptions. As of September 30, 2001, 769,410,099 shares of common stock had been issued to satisfy $9,900,000 of these subscriptions. In addition, subscriptions totaling $1,264,000 were repurchased by the Company for the original subscription amount plus a premium of $189,600.

     8 - Legal Proceedings and Contingencies

     As of September 30, 2001, $2,150,000 has been paid toward the settlement of a class action law suit (See Note O). During the third quarter of 2001, the parties agreed to extend the payments on the remaining balance. An additional $1,525,000 is included in accrued liabilities, including $225,000 for extending the due dates, and is due in the fourth quarter of 2001.

     9. - Impact of Recently Issued Accounting Standards.

     In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 141, "Business Combinations." SFAS 141 supersedes APB Opinion No. 16 and FASB Statement No. 38 and requires that all business combinations be accounted for using the purchase method. The provisions of this statement apply to all business combinations initiated after June 30, 2001. The Company is in the process of assessing the impact of this pronouncement on its financial statements.

     Also in June 2001, the FASB issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets." SFAS 142 supersedes APB Opinion No. 17 and addresses financial accounting and reporting for acquired goodwill and other intangible assets. Under this provision, goodwill and certain intangible assets will no longer be amortized. These assets will be evaluated on a periodic basis to determine if an impairment loss needs to be recorded. The provisions of this statement will be effective for the Company's fiscal year ending December 31, 2002. The Company is in the process of assessing the impact of this pronouncement on its financial statements.

     10.- Reclassification

     Certain items included in the financial statements of prior periods have been reclassified to conform to classifications in the 2001 financial statements. Such reclassifications had no effect on prior period reported net losses.

NOTE S - Subsequent Events

     During the 4th quarter of 2001 and to date, we have continued to have significant cash flow problems. Although we authorized an additional
     1.5 million shares of common stock in November 2001, we have only
     raised $6.64 million through February 21, 2002.     As a result, our
     payroll and our accounts payable are seriously past due. Accounts payable as of February 21, 2002 were approximately $4,500,000. In addition, we borrowed over $700,000 from INTCO, our Louisiana oil-spill clean-up company and the minority owner of INTCO, and we secured that loan with our 51% ownership in INTCO. If we are unable to repay that loan when it's due in March and April 2002, we may lose our ownership interest in INTCO. We also have other serious obligations that are past due. We still owe $425,000 in connection with our class action settlement. Although we are working with the class action counsel to make payments on the amount due, we can't assure you how long they will continue to work with us. They could obtain an order from the judge demanding that we pay the balance, and if we can't, they could enter a judgment against us. We have not been able to make payments when due under our Rapid HIV Marketing Agreement. So far, the other parties to that agreement have not given us notice that we are in default. If they do, we will have 60 days to make the required payments, or we will lose our marketing rights.

     We filed a form S-8 in December 2001 that included 125 million shares. The Form S-8 allows us to issue freely tradable stock to non-executive employees under our Equity Compensation plan and to certain consultants in lieu of paying them in cash. As of February 21, 2002, we've issued approximately 81.2 million shares of our common stock from the Form S-8.

     In February 2002, we accepted a commitment from J.P. Carey Asset Management to purchase $25 million of our Series K preferred stock. The commitment requires that we first have an effective registration statement covering the underlying shares of common stock before we will receive funding from that commitment. We are working to obtain bridge financing in the form of loans to help us meet our cash flow needs until this registration statement is declared effective and we begin receiving funding from J.P. Carey Asset Management.

     Now that we've received the funding commitment, we believe we can obtain bridge financing in the form of loans to help us bring our payroll and accounts payable more current, and to make the class action, loan and contract payments we need to make to avoid losing our INTCO stock and our Rapid HIV marketing rights. However, we can't assure you if that will happen, or if it will happen soon enough to avoid lawsuits against us.

     Notes payable of $3,375,000 were repaid during the 4th quarter with proceeds from our sales of convertible preferred stock.

     As of September 30, 2001, the Company' current portion of long-term debt included $4,091,667 due in connection with debt incurred when ICTI was purchased. In addition, $1,358,681 was accrued for interest related to the ICTI debt. In the fourth quarter, the Company finalized an agreement to make payments of $725,000, issue 4,000 shares of convertible preferred stock valued at $2,000,000, issue 50,000 shares of the common stock of the Company's subsidiary, ViaCirq, valued at $150,000 and issue 25,000 shares of the common stock of the Company's subsidiary, Petrol Rem, valued at $12,500 as settlement for the amounts due. As a result of this agreement, the Company recognized $2,562,848 in debt forgiveness in the fourth quarter.

     From October 2001 through January 2002, we raised funds aggregating approximately $6.64 million by selling our convertible preferred stock. Generally, the preferred stock is not secured by any assets and can be converted into common stock at prices ranging from 76-90% of our stock's average closing bid prices. There is no minimum conversion price.




No dealer, salesman or other
person has been authorized to give
any information or to make any
representation other than those
contained in this prospectus and
you may not rely upon that
information.  Neither the delivery
of this prospectus nor any sale
made hereunder shall, under any
circumstances, create any
implication that there has been no
change in our affairs or
operations since the date of this
prospectus.  This prospectus does
not constitute an offer to sell or
solicitation of an offer to buy
any securities offered in any                 1.25 billion shares
jurisdiction in which such offer
or solicitation is not qualified
to do so or to anyone to whom it
is unlawful to make such offer or
solicitation.
      __________________________
                                                   BICO, INC.
TABLE OF CONTENTS             Page

                                                  Common Stock
Summary                          3
Risk Factors                     5
Where You Can Find More
Information                     14
Prospectus Delivery                           ____________________
Requirements                    14
Use of Proceeds                 14            P R O S P E C T U S
Dividend Policy                 15            ____________________
Capitalization                  15
Market Price for Common Stock   16             February 21, 2002
Description of Securities       17
Selling Stockholders            20
Plan of Distribution            22
Stock Eligible for Future Sale  23
Management's Discussion and
Analysis                        24
Business                        35
Legal Proceedings               56
Directors and Executive
Officers                        57
Executive Compensation          61
Security Ownership              67
Interests of Named
Experts and Counsel             69
Experts                         69



                                PART II

                INFORMATION NOT REQUIRED IN PROSPECTUS
                 EXPENSES OF ISSUANCE AND DISTRIBUTION

The following sets forth our estimated expenses incurred in connection with the issuance and distribution of the securities described in the prospectus other than underwriting discounts and commissions:

Printing and Copying  $ 2,500
Legal Fees             25,000
SEC
Registration Fees       2,300
Accounting Fees         5,000
                      -------
Total                 $34,800
                      =======


               INDEMNIFICATION OF DIRECTORS AND OFFICERS

   Except as set forth herein, we have no provisions for the indemnification of its officers, directors or control persons Fred E. Cooper, Anthony J. Feola, Glenn Keeling and Michael P. Thompson have employment contracts which include indemnification provisions, which indemnify them to the extent permitted by law. BICO and its affiliates Diasense, Inc., Coraflex, Inc., Petrol Rem, Inc., ViaCirq, Inc. and Rapid HIV Detection Corp. are incorporated under the Business Corporation Law of the Commonwealth of Pennsylvania. Section 1741, et seq. of said law, in general, provides that an officer or director shall be indemnified against reasonable and necessary expenses incurred in a successful defense to any action by reason of the fact that he serves as a representative of the corporation, and may be indemnified in other cases if he acted in good faith and in a manner he reasonably believed was in, or not opposed to, the best interests of the corporation, and if he had no reason to believe that his conduct was unlawful, except that no indemnification is permitted when such person has been adjudged liable for recklessness or misconduct in the performance of his duty to the corporation, unless otherwise permitted by a court of competent jurisdiction.

   Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has
been    informed that in the opinion of the Commission such
indemnification is against public policy as expressed in    the 1933
Act and is therefore unenforceable.   In the event that a claim for
indemnification against such liabilities, other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding, is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                RECENT SALES OF UNREGISTERED SECURITIES

    BICO recently completed sales of unregistered securities as summarized below. Unless otherwise indicated, all offers and sales were made pursuant to the "private offering" exemption under Section 4(2) of the 1933 Act. Accordingly, because the shares sold constitute "restricted securities" within the meaning of Rule 144 under the 1933 Act, stop-transfer instructions were given to the transfer agent, and the stock certificates evidencing the shares bear a restrictive legend.

   In August 1998, BICO sold convertible debentures pursuant to Regulation D; each debenture had mandatory conversion provisions and
was convertible beginning ninety days from purchase.   Proceeds of the
sales were used to continue to fund BICO's research and development projects and to provide working capital for BICO and its subsidiaries. Beginning in December 1999, BICO sold $5,650,000 of its Series F Convertible Preferred Stock, and $9,850,000 of its subordinated convertible debentures in private offerings. Both the preferred stock and the debentures have holding periods of ninety to one hundred twenty days prior to conversion and are convertible into common stock at prices that are discounted to the market price. Proceeds of the sales were used to continue to fund BICO's projects, and to provide working capital. In November 2001 through February 2002, BICO sold shares of its convertible preferred stock; the shares of common stock underlying that convertible preferred are being registered in connection with this registration statement on Form S-1. The sales, raised an aggregate of $8.64 million for BICO that were used to continue to fund BICO's projects and investments and to provide working capital, including salaries and other administrative expenses.

                             UNDERTAKINGS
The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                    (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
                    (ii) To reflect in the prospectus any facts or
                         events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and
                   (iii) To include any material information with
                         respect to the plan of distribution not previously disclosed in the registration statement;

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    The undersigned registrant hereby undertakes to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer and the terms of any subsequent reoffering thereof. If any public offering is to be made on terms differing from those set forth on the cover page of the prospectus, a post-effective amendment will be filed to set forth the terms of such offering.

                             EXHIBIT TABLE
Exhibit

                                                        Sequential Page No.

   3.1(4)   Articles of Incorp. as filed March 20, 1972...     N/A

   3.2(4)   Amendment to Articles filed May 8,1972......       N/A

   3.3(4)   Restated Articles filed June 19,1975.........      N/A

   3.4(4)   Amendment to Articles filed February 4,1980..      N/A

   3.5(4)   Amendment to Articles filed March 17,1981....      N/A

   3.6(4)   Amendment to Articles filed January 27,1982..      N/A

   3.7(4)   Amendment to Articles filed November 22,1982.      N/A

   3.8(4)   Amendment to Articles filed October 30,1985..      N/A

   3.9(4)   Amendment to Articles filed October 30,1986.       N/A

   3.10(4)  By-Laws......................................      N/A

   3.11(5)  Amendment to Articles filed December 28,1992.      N/A

   3.12(8)  Amendment to Articles filed February 7, 2000       N/A

   3.13(10) Amendment to Articles filed May 17, 2001           N/A

   3.14   Amendment to Articles filed November 30, 2001        116

   3.15   Certificate of Designation of Series G Preferred
          Stock.......................................         119

   3.16   Certificate of Designation of Series H Preferred
          Stock........................................        126

   3.17   Certificate of Designation of Series I Preferred
          Stock.........................................       133

   3.18   Certificate of Designation of Series J Preferred
          Stock.........................................       140

   3.19   Certificate of Designation of Series K Preferred
          Stock.........................................       147

   5.1    Legal Opinion of Sweeney & Associates P.C.....       154

   10.1(1)  Manufacturing Agreement......................      N/A

   10.2(1)  Research and Development Agreement...........      N/A

   10.3(1)  Termination Agreement........................      N/A

   10.4(1)  Purchase Agreement...........................      N/A

   10.5(2)  Sublicensing Agreement and Amendments........      N/A

   10.6(3)  Lease Agreement with 300 Indian Springs
            Partnership..................................      N/A

   10.7(4)  Lease Agreement with Indiana County..........      N/A

   10.8(5)  First Amendment to Purchase Agreement dated
            December 8, 1992.............................      N/A

   10.9(6)  Fred E. Cooper Employment Agreement dated
            11/1/94......................................      N/A

   10.10(6) David L. Purdy Employment Agreement  dated
            11/1/94......................................      N/A

   10.11(6) Anthony J. Feola Employment Agreement  dated
            11/1/94......................................      N/A

   10.12(6) Glenn  Keeling  Employment  Agreement  dated
            11/1/94......................................      N/A

   10.13(9) David L. Purdy resignation as a director
            letter dated 6/1/00..........................      N/A

   10.14 (11) Marketing Agreement by and between BICO,
              Rapid HIV Detection Corp., GAIFAR and Dr.
              Heinrich Repke..............................     N/A

   10.15 (11) Contract between Biocontrol Technology and
              U.S. Army Assistance........................     N/A

    10.16     Securities Purchase Agreement dated
              February 15, 2002...........................     156

    10.17     Registration Rights Agreement dated
              February 15, 2002...........................     171

    10.18     Escrow Agreement dated February 15, 2002         182

   16.1(7)    Disclosure and Letter Regarding  Change in
              Certifying Accountants dated 1/25/95             N/A

   24.1       Consents of Goff Backa Alfera & Company LLC,
              Independent Certified Public Accountants         187

   24.2       Consent of Counsel Included in Exhibit
              5.1 above....................................    154

   25.1       Power of Attorney of Fred E. Cooper..........    115
              (included under "Signatures")

   (1) Incorporated by reference from Exhibit with this title filed with the Company's Form 10-K for the year ended December 31, 1991

   (2) Incorporated by reference from Exhibit with this title to Form 8-K dated May 3, 1991

   (3) Incorporated by reference from Exhibit with this title to Form 10-K for the year ended December 31, 1990

   (4) Incorporated by reference from Exhibits with this title to Registration Statement on Form S-1 filed on December 1, 1992

   (5) Incorporated by reference from Exhibits with this title to Amendment No. 1 to Registration Statement on Form S-1 filed on February 8, 1993

   (6) Incorporated by reference from Exhibit with this title to Form 10-K for the year ended December 31, 1994

   (7) Incorporated by reference from Exhibit with this title to Form 8-K dated January 25, 1995

   (8) Incorporated by reference from Exhibit with this title to Form 10-K dated March 27, 2000

   (9) Incorporated by reference from Exhibit with this title to Form 8-K dated June 2, 2000

  (10) Incorporated by reference from Exhibit with this title to Form S-1 filed July 9, 2001

  (11) Incorporated by reference from Exhibit with this title to Form 8-K/A filed October 15, 2001


                                                      Exhibit 25.1
                             SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration Statement to be signed on its behalf by the undersigned on February 21, 2002.0

                         BICO, INC.

                         By:  /s/ Fred E. Cooper
                              Fred. E. Cooper, director, CEO,
                              (principal executive officer)
POWER OF ATTORNEY
     KNOW ALL MEN BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Fred E. Cooper his true and lawful attorney-in-fact and agent with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration Statement, and to file the same with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this registration Statement has been signed by the following persons in the capacities indicated on the dates indicated.

     Signature             Title                          Date

/s/Anthony J. Feola        senior vice president,         February 21, 2002
Anthony J. Feola           director

/s/ Michael P. Thompson    Principal Accounting Officer,  February 21, 2002
Michael P. Thompson        Principal Financial Officer

/s/Glenn Keeling           director                       February 21, 2002
Glenn Keeling

/s/Stan Cottrell           director                       February 21, 2002
Stan Cottrell

/s/Paul W. Stagg           director                       February 21, 2002
Paul W. Stagg


                                                              Exhibit
5.1

                     SWEENEY & ASSOCIATES, P.C.
                          ATTORNEYS AT LAW

            7300 PENN AVENUE    TELEPHONE (412) 731-1000
          PITTSBURGH, PA  15208    FACSIMILE (412) 731-9190


                        February 21, 2002


To the Board of Directors
BICO, Inc.
2275 Swallow Hill Road
Building 2500; 2nd Floor
Pittsburgh, PA  15220

Gentlemen:

     We have examined the corporate records and proceedings of BICO, Inc., formerly Biocontrol Technology, Inc, a Pennsylvania corporation (the "Company"), with respect to:

     The organization of the Company;

     The legal sufficiency of all corporate proceedings of the Company taken in connection with the creation, issuance, the form and validity, and full payment and non-assessability, of all the present outstanding and issued common stock of the Company; and

     The legal sufficiency of all corporate proceedings of the Company, taken in connection with the creation, issuance, the form and validity, and full payment and non-assessability, when issued, of shares of the Company's common stock (the "Shares"), to be issued by the Company covered by this registration statement (hereinafter referred to as the "Registration Statement") filed with the Securities and Exchange Commission February 21, 2002, file number 333- __________ (in connection with which Registration Statement this opinion is rendered.)

     We have also examined such other documents and such questions of law as we have deemed to be necessary and appropriate, and on the basis of such examinations, we are of the opinion:

          (a) That the Company is duly organized and validly existing under the laws of the Commonwealth of Pennsylvania;

          (b)  That the Company is authorized to have outstanding
          4,000,000,000 shares of common stock of which 2,450,631,119 shares of common stock were outstanding as of December 31, 2001;

               (c) That the Company has taken all necessary and required corporate proceeding in connection with the creation and issuance of the said presently issued and outstanding shares of common stock and that all of said stock so issued and outstanding has been validly issued, is fully paid and non-assessable, and is in proper form and valid;

               (d) That when the Registration Statement shall have been declared effective by order of the Securities and Exchange Commission, after a request for acceleration by the Company, and the Shares shall have been issued and sold upon the terms and conditions set forth in the Registration Statement, then the Shares will be validly authorized and legally issued, fully paid and non-assessable.

     We hereby consent (1) to be named in the Registration Statement, and in the prospectus, which constitutes a part thereof, as the attorneys who will pass upon legal matters in connection with the sale of the Shares, and (2) to the filing of this opinion as Exhibit
5.1 of the Registration Statement.


                              Sincerely,


                              Sweeney & Associates, P.C.


                                                  Exhibit 24.1

          CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTS


We have issued our report dated February 27, 2001accompanying the consolidated financial statements of BICO, Inc., formerly Biocontrol Technology, Inc. and subsidiaries appearing in the 2000 Annual Report on Form 10-K for the year ended December 31, 2000. We consent to the inclusion in this Registration Statement of the aforementioned report and to the use of our name, as it appears under the caption "EXPERTS". Our report on the consolidated financial statements referred to above includes an explanatory paragraph, which discusses going concern considerations as to BICO, Inc.


/s/ Goff Backa Alfera & Company, LLC

Pittsburgh, Pennsylvania

February 21, 2002